   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2004



                                                     REGISTRATION NO. 333-110376
================================================================================

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                -----------------

                                AMENDMENT NO. 3

                                       TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                            MILESTONE SCIENTIFIC INC.
             (Exact name of Registrant as specified in its charter)

                     DELAWARE                                  13-3545623
          (State or Other Jurisdiction of                   (I.R.S. Employer
           Incorporation or Organization)                  Identification No.)

                             220 SOUTH ORANGE AVENUE
                            LIVINGSTON CORPORATE PARK
                              LIVINGSTON, NJ 07039
                                 (973) 535-2717

               (Address, including zip code, and telephone number,
             including area code, of Registrant's executive offices)

                               -----------------

                                 LEONARD OSSER
                            CHIEF EXECUTIVE OFFICER
                           MILESTONE SCIENTIFIC INC.
                            220 SOUTH ORANGE AVENUE
                           LIVINGSTON CORPORATE PARK
                             LIVINGSTON, NJ 07039
                                (973) 535-2717
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -----------------

                                  Copies to:

     STEPHEN A. ZELNICK, ESQ.                      MARK A. VON BERGEN, ESQ.
  MORSE, ZELNICK, ROSE & LANDER, LLP                  DAVID C. WANG, ESQ.
         405 PARK AVENUE                             HOLLAND & KNIGHT LLP
        NEW YORK, NY 10022                          2300 U.S. BANCORP TOWER
          (212) 838-8040                             111 S.W. FIFTH AVENUE
     (212) 838-9190 FACSIMILE                         PORTLAND, OR 97204
                                                        (503) 243-2300
                                                   (503) 241-8014 FACSIMILE

                               -----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

     If the registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO RELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                        CALCULATION OF REGISTRATION FEE

================================================================================

                                             AMOUNT TO           PROPOSED         PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF                  BE                MAXIMUM        AGGREGATE OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED        OFFERING PRICE          PRICE(1)          REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Units, consisting of two shares of
 common stock, $.001 par value,
 and one warrant to purchase one
 share of common stock                       1,656,000(2)         $ 6.70             $11,095,200          $ 1,405.76
------------------------------------------------------------------------------------------------------------------------
Common stock included in the units           3,312,000                                  --                     --
------------------------------------------------------------------------------------------------------------------------
Warrants to purchase common stock
 included in the units                       1,656,000                                  --                     --
------------------------------------------------------------------------------------------------------------------------
Common stock underlying the
 warrants included in the units(3)           1,656,000            $ 5.03             $ 8,329,680          $ 1,055.37
------------------------------------------------------------------------------------------------------------------------
Representative's warrants(4)                   144,000
------------------------------------------------------------------------------------------------------------------------
Units issuable upon exercise of the
 representative's warrants                     144,000            $ 8.04             $ 1,157,760          $   146.69
------------------------------------------------------------------------------------------------------------------------
Common stock included in the units
 underlying the representative's
 warrants(3)                                   288,000                                  --                     --
------------------------------------------------------------------------------------------------------------------------
Warrants to purchase common stock
 included in units issuable upon
 exercise of the representative's
 warrants                                      144,000                                  --                     --
------------------------------------------------------------------------------------------------------------------------
Common stock underlying the
 warrants to purchase common
 stock included in units issuable
 upon exercise of the
 representative's warrants(3)                  144,000            $ 5.03             $   724,320          $    91.68
------------------------------------------------------------------------------------------------------------------------
Subtotal                                                                             $21,306,960          $ 2,698.45
------------------------------------------------------------------------------------------------------------------------
Less amount previously paid upon
 initial filing of this registration
 statement                                                                                                $ 1,624.72
------------------------------------------------------------------------------------------------------------------------
Total                                                                                                     $ 1,073.73
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the amount of the registration fee paid pursuant to Rule 457(g) under the Securities Act.

(2) Includes 216,000 units issuable upon exercise of underwriters' over-allotment option.

(3) Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable as a result of stock splits, stock dividends or similar transactions pursuant to the antidilution provisions of the warrants.

(4) In connection with the sale of the units, Milestone will issue to the representative of the underwriters warrants to purchase up to 144,000 units in the aggregate.


                               -----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


PROSPECTUS (SUBJECT TO COMPLETION)
DATED FEBRUARY 3, 2004

                                1,440,000 UNITS


[MILESTONE GRAPHIC OMITTED]


          EACH UNIT CONSISTING OF TWO SHARES OF COMMON STOCK AND ONE
           REDEEMABLE WARRANT TO PURCHASE ONE SHARE OF COMMON STOCK

     This is a public offering on a firm commitment basis of [1,440,000] units, each unit consisting of two shares of common stock and one warrant. Each warrant entitles its holder to purchase one share of common stock at an
exercise price of $   [150% of the closing market price of our common stock on
the pricing date of this offering]. The warrants are exercisable at any time after they become separately tradable until their expiration date, five years after the effective date of this prospectus. The exercise of the warrants will be conditional upon the underlying shares being covered by an effective registration statement at that time. We cannot assure that an effective registration statement will be in effect at the time when the investors may seek to exercise their warrants. Beginning six months from the effective date of this offering, we may redeem some or all of the warrants at a price of $.25 per warrant, by giving not less than 30 days' notice to the holders of the warrants, which we may do at any time after the closing price for our stock on
the principal exchange on which the stock trades, equals or exceeds $    [200%
of the closing price of our common stock on The American Stock Exchange on the pricing date of this offering] for any five consecutive trading days. The common stock and the warrants will trade only as a unit for 30 calendar days following the date the units begin trading. After that date, the common stock and the warrants will both trade separately and trading in the units will cease.

     We expect to offer units at an aggregate offering price of $9,250,000, excluding units that may be sold on exercise of the representative's over-allotment option. The price of the units is expected to be two times the last closing price of our common stock on The American Stock Exchange.

     Our common stock is currently traded on American Stock Exchange under the symbol "MS." On [January 30], 2004, the last reported sale price of our common stock on the American Stock Exchange was $[3.22] per share. We are applying to the American Stock Exchange to also list the units and warrants under the symbols "MSU" and "MSW," respectively.


     INVESTING IN THESE UNITS INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT RISKS YOU SHOULD CONSIDER BEFORE BUYING THESE UNITS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================

                                                PER UNIT         TOTAL
--------------------------------------------------------------------------------
Public offering price ....................    $               $
--------------------------------------------------------------------------------
Underwriting discount ....................    $               $
--------------------------------------------------------------------------------
Proceeds to us, before expenses ..........    $               $
================================================================================

* In addition we will issue to the representative of the underwriters, 5-year warrants to purchase 144,000 units, commencing one year after the effective date of the offering at price of [120% of the unit offering price].

   Paulson Investment Company, Inc. is the representative of the underwriters of this offering. We have granted the representative a 45-day option to purchase up to additional 216,000 units to cover over-allotments.



PAULSON INVESTMENT COMPANY, INC.
                                                            S.W. BACH & COMPANY

                  The date of this Prospectus is        , 2004

                              [Inside Front Cover]



                      Computer controlled local anesthetic
                         delivery system with handpiece







              [Picture of CompuDent Unit with The Wand handpiece]




















     We have rights to the following trademarks: CompuDent (Registered Trademark) , CompuMed (Registered Trademark) , The Wand (Registered Trademark) , The WandPlus (Registered Trademark) , CompuFlo (Trade Mark) , SafetyWand (Trade Mark) , and CoolBlue Wand (Trade Mark) . We have also used trademarks, tradenames and service marks owned by others in this prospectus.


     All references in this prospectus to Milestone, "we," "us," or "our" refer to Milestone Scientific Inc., its wholly owned subsidiary, Sagacity I, Inc. and its 88.65% owned subsidiary, Spintech, Inc. ("Spintech"), unless the context otherwise indicates.


     Our web address is www.milesci.com. Information contained on our website is not part of this prospectus.

                              PROSPECTUS SUMMARY

     This summary provides a brief overview of the key aspects of the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements. All information in this prospectus has been retroactively adjusted to reflect a 1-for-3 reverse stock split effective in January 2004.

                           MILESTONE SCIENTIFIC INC.

OVERVIEW

     Milestone is a leader in advanced subcutaneous injection technology for dental and medical applications. Its principal product, CompuDent, a computer controlled, precision metered, local anesthetic injection system, together with its ergonomically designed, single patient use, disposable handpiece, The Wand, enables a dentist to consistently administer safe, effective and less painful injections. Since January 1998, Milestone has sold more than 24,000 CompuDent units and over 13 million single use handpieces in the United States and in over 25 other countries. CompuDent has been favorably evaluated in 18 peer reviewed, published clinical studies and over 25 other evaluative articles. The system provides these specific benefits:

     o CompuDent minimizes the pain associated with palatal and other injections, resulting in a more comfortable injection experience for the patient;

     o the pencil grip used with CompuDent's handpieces provides enhanced tactile sense and more accurate control;

     o new injections made possible with CompuDent eliminate collateral numbness of the tongue, lips and facial muscles;

     o bidirectional rotation of The Wand handpiece results in greater precision and more rapid onset of anesthesia by eliminating needle deflection in mandibular block injections;

     o the single patient use, disposable handpiece minimizes the risk of cross contamination;

     o the ergonomic design of The Wand makes an injection easier and less stressful to administer and lowers the risk of carpal tunnel syndrome to the dentist or hygienist; and

     o CompuDent can increase productivity in many dental procedures by eliminating the need for preliminary pain blocking injections, and reducing the waiting time required to see if the injection has taken effect.

SAFETYWAND

     In September 2003, Milestone received FDA approval for a newly developed and patented disposable handpiece, the SafetyWand, that incorporates safety engineered sharps protection features to aid in the prevention of inadvertent needlesticks. The SafetyWand was designed to conform with the regulations of the Occupational Safety and Health Administration of the U.S. Department of Labor ("OSHA") promulgated under the federal Needlestick Safety and Prevention Act ("the Needlestick Safety Act"), while also meeting the clinical needs of dentists. To date, these OSHA regulations have generally not been enforced against dentists by OSHA and similar local and state authorities due to lack of commercially available products that meet the special needs of dentistry. Milestone believes that the commercial availability of the SafetyWand will enable OSHA, and similar local and state authorities, to begin enforcement, or stricter enforcement, of the Needlestick Safety Act against dentists. Since the SafetyWand can only be used with the CompuDent system, enforcement by OSHA could promote increased handpiece sales to current CompuDent users, while also providing impetus for the purchase of these systems by new users. In October 2003, we launched the SafetyWand at the American Dental Association Annual Meeting in California. The SafetyWand became commercially available in January 2004.

NEW MARKETING APPROACH

     In early 2003, Milestone began building a national sales force of highly trained independent representatives to provide sales coverage in urban areas in 12 states. To increase its ability to retain this sales force and to enhance its performance, Milestone:

     o increased its base price of CompuDent to new customers to provide sufficient gross profit to recruit and adequately compensate its sales force;

     o established a sales support staff to generate leads, set appointments, provide technical support and customer service and foster increased handpiece use; and

     o began distributing a new product used in repairing and whitening teeth, the CoolBlue Wand, to assist its sales force in gaining access to dental offices for sales of CompuDent.

     Milestone's sales force currently includes one full time sales manager, 6 full time sales support staff and 12 independent sales representatives. With a growing new sales force and the acquisition of rights to new products to facilitate access to dental offices, Milestone intends to direct its marketing efforts to capturing new customers, particularly from specialty practitioners, including periodontists, pedodontists, endodontists and cosmetic/restorative dentists.

OTHER PRODUCTS AND TECHNOLOGIES

     To broaden the use of its anesthetic injection technology, in 2001 Milestone launched CompuMed, a system similar to CompuDent, for the medical market. To date, sales and marketing of CompuMed have been limited by financial constraints. Milestone is currently seeking distribution partners in a variety of discrete medical disciplines.

     Milestone has also developed CompuFlo, a prototype product embodying an advanced pressure sensing technology for subcutaneous injection of liquid medications and local anesthetics. CompuFlo enables health care practitioners to monitor and precisely control pressure, rate and volume during subcutaneous injections. Due to cash constraints, to date Milestone has conducted only limited research as to potential medical applications for this technology and has not yet begun development of commercial devices embodying this technology. Recently, a major medical center has commenced two clinical pilot studies using the CompuFlo pressure sensing technology. The first study is to evaluate identification of the epidural space during epidural anesthesia commonly used for postoperative pain management and pain relief during childbirth. The second study is designed to determine whether measuring and controlling injection pressures of local anesthetics may aid in reducing the risk of peripheral nerve injury while increasing patient safety. No assurances can be given that these clinical studies will prove CompuFlo efficacious for these purposes.

CORPORATE INFORMATION

     Milestone was organized in August 1989 as a Delaware corporation under the name U.S. Opportunity Search, Inc. In 1996 we changed our name to Milestone Scientific Inc. Our executive office is located at 220 South Orange Avenue, Livingston Corporate Park, Livingston, New Jersey 07039. Our telephone number is (973) 535-2717.

                                 THE OFFERING

Securities offered............   1,440,000 units, each unit consisting of two
                                 shares of common stock and one redeemable warrant to purchase one share of common stock.
                                 The common stock and the warrants will not trade separately until the 31st calendar day following the date the units begin trading.
                                 After that date the common stock and the warrants will both trade separately and trading in the units will cease.




Shares of common stock to be
  outstanding after
  this offering...............   9,672,243(1)

Warrants:

  Number to be outstanding
  after this offering.........   1,440,000

  Exercise terms..............   The warrants are exercisable at any time
                                 after they become separately tradable, which will be the 31st calendar day following the date the units begin trading, until the expiration date. Each warrant entitles its holder to purchase one share of common stock at an exercise price equal to 150% of the closing market price of the common stock on the pricing date of this offering. The exercise of the warrants will be conditional upon the underlying shares being covered by an effective registration statement at that time. We cannot assure that an effective registration statement will be in effect at the time when investors may seek to exercise their warrants.

  Expiration date.............           , 2009

  Redemption..................   Beginning six months from the effective date
                                 of this offering, we may redeem some or all of the warrants, at a price of $0.25 per warrant, on 30 days notice to the holders. However, we may only redeem the warrants if the closing price for our stock, as reported on the principal exchange on which our stock trades, for any five consecutive trading days has equaled or exceeded 200% of the closing price of the common stock on the American Stock
                                 Exchange on the pricing date of this offering.
                                 For example, if we seek to exercise our right to redeem the warrants, the potential loss of appreciation, or difference between the warrant exercise price and the stock price on the date of exercise, to investors from their failure to exercise or sell a warrant during the 30 days notice period, would be as follows:

----------

(1) Including an estimated 679,566 shares constituting part of the units to be issued, at the price of the units offered hereby, to satisfy $2,188,204 of indebtedness, accrued interest, accounts payable and accrued compensation of which 617,454 shares will be issued on the date of this Prospectus and 62,112 shares will be issued, at that price, ten days after the closing of this offering.

   ASSUMED CLOSING                       ASSUMED MARKET                     POTENTIAL LOSS OF
 PRICE OF OUR STOCK   ASSUMED WARRANT   PRICE AT TIME OF   POTENTIAL GAIN      APPRECIATION
   ON PRICING DATE     EXERCISE PRICE      REDEMPTION       FROM EXERCISE    FROM REDEMPTION
-------------------- ----------------- ------------------ ---------------- -------------------
  $3.20                    $4.80             $6.40              $1.60             $1.35
                                             $7.40              $2.60             $2.35
                                             $8.40              $3.60             $3.35

  $3.40                    $5.20             $6.80              $1.70             $1.45
                                             $7.80              $2.70             $2.45
                                             $8.80              $3.70             $3.35

  $3.60                    $5.40             $7.20              $1.80             $1.55
                                             $8.20              $2.80             $2.55
                                             $9.20              $3.80             $3.55

                                 The Company may not give a notice of
                                 redemption of the Warrants unless the
                                 underlying shares are covered by an effective registration statement. Additionally, an effective registration statement must be in place for at least 30 calendar days after mailing of the notice of redemption before the redemption may be effected. Consequently, if an effective registration statement covering the underlying shares is in place at the time that the Company mails its notice of redemption, but, during the notice period, the registration statement ceases to be in effect (or is suspended), then the notice period will automatically be extended for that number of calendar days equal to the number of calendar days of cessation (or suspension), unless waived in writing by the warrant holder.



AMEX symbols:
  Existing....................   Common Stock     MS
  Proposed....................   Units            MSU
                                 Warrants         MSW

Risk factors..................   Please refer to "Risk Factors" for a
                                 description of the risk factors you should consider.

     Unless otherwise stated, the information contained in this prospectus assumes no exercise of:

     o  the warrants;

     o  the over-allotment option to purchase up to 216,000 units;

     o warrants to purchase 144,000 units granted to the representative in connection with this offering;

     o outstanding compensatory options for 437,948 shares of common stock, exercisable at a weighted average price of $5.55 per share and outstanding warrants for 799,730 shares of common stock exercisable at a weighted average exercise price of $4.48 per share; or

     o conversion rights relating to convertible notes in the aggregate principal amount of $100,000 convertible into 70,709 shares of common stock and shares of series A convertible preferred stock convertible into 4,381 shares of common stock.

                         SUMMARY FINANCIAL INFORMATION

                                                YEARS ENDED DECEMBER 31,    NINE MONTHS ENDED SEPTEMBER 30,
                                               ---------------------------  -------------------------------
                                                   2002           2001            2003           2002
                                               ------------   ------------  --------------   --------------
                                                                                     (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues ...................................   $   4,074      $   4,094       $    3,101     $   3,216
Gross profit ...............................   $   2,093      $   2,120       $    1,541     $   1,717
Operating expenses .........................   $   3,763      $   5,321       $    2,683     $   2,777
Net loss ...................................   $  (2,440)     $  (3,991)      $   (1,787)    $  (1,604)
Net loss per share--basic and
 diluted(1) ................................   $    (.59)     $   (1.07)      $     (.42)    $    (.39)
Weighted average number of shares
 outstanding--basic and diluted(1) .........   4,156,558      3,714,197        4,217,185     4,084,342

----------
(1) The effect of options, warrants and convertible debt instruments has been excluded, as their effect is anti-dilutive.

     The table below sets forth a summary of our balance sheet data as of December 31, 2002 and as of September 30, 2003 on an actual basis, pro forma and pro forma as adjusted for this offering.

     Pro forma balance sheet data takes into account the following events occurring after September 30, 2003:

     o The issuance of additional 94,327 shares of common stock to the various noteholders mentioned above, as consideration for previously extending the maturity date on the notes, out of which 13,526 common shares were issued to Leonard Osser, our Chairman and Chief Executive Officer;

     o The issuance of 102,195 shares of common stock to vendors in payment of outstanding trade payables in the amount of approximately $503,000;

     o The issuance of 2,333 shares of common stock upon the exercise of options for an aggregate exercise price of $7,750;

     o The payment of $50,000 of outstanding debt due to the Chairman & Chief Executive Officer.

     o The issuance of 39,613 shares of common stock for a consideration, net of commissions and closing costs, of $217,485 under an equity put agreement;

     o The issuance of 16,667 shares of common stock to Leonard Osser, our Chairman and Chief Executive Officer, upon the exercise of options for an aggregate exercise price of $50,000;

     o The issuance of 25,365 preferred shares in payment of $25,365 of outstanding debt, including principal and interest to a non-affiliate noteholder;

     o The expected issuance, on the date this offering becomes effective, of an estimated 249,100 units (assuming a unit price of $6.44), in payment of $1,604,204 of debt, including interest, to Leonard Osser, our Chairman and Chief Executive Officer and to a major stockholder;

     o The expected issuance, on the date this offering becomes effective, of an estimated 59,627 units (assuming a unit price of $6.44), in payment of $384,000 of accrued compensation to Leonard Osser, our Chairman and Chief Executive Officer; and

     o The expected issuance, ten days after the closing of this offering, of an estimated 31,056 units (assuming a unit price of $6.44) in payment of $200,000 of accrued liabilities for legal services.

     Pro forma as adjusted for this offering takes into account the pro forma data as well as the receipt of $7,588,000 of estimated net proceeds from this offering, the deduction of underwriting discounts and commissions and other estimated offering expenses to be paid by us.



                                               DECEMBER 31, 2002               SEPTEMBER 30, 2003
                                                 (IN THOUSANDS)            (UNAUDITED, IN THOUSANDS)
                                              -------------------   ----------------------------------------
                                                                                                 PRO FORMA,
                                                                       ACTUAL      PRO FORMA     AS ADJUSTED
                                                                    -----------   -----------   ------------
BALANCE SHEET DATA:
Current assets ............................        $    893          $  1,275        $1,500        $9,088
Working capital (deficiency) ..............          (5,214)           (1,449)          649         8,237
Total assets ..............................           1,241             1,514         1,740         9,328
Total liabilities .........................           7,347             4,391         1,492         1,492
Stockholders' equity (deficiency) .........          (6,106)           (2,877)          248         7,836

                                 RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the notes to those statements, before you purchase any units.


                         RISKS RELATED TO OUR BUSINESS

WE HAVE NO HISTORY OF PROFITABLE OPERATIONS. CONTINUING LOSSES COULD EXHAUST OUR CAPITAL RESOURCES AND FORCE US TO DISCONTINUE OPERATIONS.

     Although our operations commenced in November 1995, until 1998 we had limited revenues. For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, our revenues were approximately $8.8 million, $2.9 million, $5.7 million, $4.1 million and $4.1 million, respectively. In addition, we have had losses for each year since the commencement of operations, including net losses of approximately $2.5 million for 2002 and $1.8 million for the nine months ended September 30, 2003. At September 30, 2003, we had an accumulated deficit of approximately $43.6 million. Unless we can significantly increase sales of our CompuDent units, handpieces or other injection devices, we expect to incur losses for the foreseeable future.

WE HAVE A SIGNIFICANT WORKING CAPITAL DEFICIT. AS A RESULT, WE HAVE NOT BEEN ABLE TO SUFFICIENTLY EXPAND OUR SALES AND MARKETING FORCE AND INCREASE OUR REVENUES.

     Our working capital deficit at September 30, 2003, after adjustment to reflect the subsequent repayment of $503,000 of trade payables through the issuance of common stock in October 2003, was approximately $946,000. This has impaired our ability to expand marketing and sales promotion and develop an adequate sales force, which in turn, had a negative impact on revenue growth.

WE HAVE LIMITED FINANCIAL RESOURCES AND WE MAY NEED ADDITIONAL CAPITAL IN THE
   FUTURE.

     Our capital requirements have been and may continue to be significant. In the future, we may need to borrow funds or sell equity securities, or else curtail or reduce our activities. We have no current arrangements for future additional financing, except as disclosed herein. We cannot assure you that any sources of additional financing will be available on acceptable terms, or at all. To the extent that any future financing involves the sale of our equity securities, the ownership interest of our stockholders could be substantially diluted.

WE CANNOT BECOME SUCCESSFUL UNLESS WE GAIN GREATER MARKET ACCEPTANCE FOR OUR PRODUCTS AND TECHNOLOGY.

     As with any new technology, there is substantial risk that the marketplace will not accept the potential benefits of this technology or be unwilling to pay for any cost differential with the existing technologies. Market acceptance of CompuDent, the SafetyWand, CompuMed and CompuFlo depends, in large part, upon our ability to educate potential customers of their distinctive characteristics and benefits and will require substantial marketing efforts and expense. More than 24,000 units of the CompuDent or its predecessor have been sold worldwide since 1998. Sales of disposable handpieces in 2002 reflect a moderate increase in usage of our dental and medical systems. We cannot assure you that our current or proposed products will be accepted by practitioners or that any of the current or proposed products will be able to compete effectively against current and alternative products.

OUR LIMITED DISTRIBUTION CHANNELS MUST BE EXPANDED FOR US TO BECOME SUCCESSFUL.

     Our future revenues depend on our ability to market and distribute our anesthetic injection technology successfully. In the United States, we rely on a limited number of independent representatives and in-house sales people. Abroad, we lack distributors in many markets. To be successful we will need to retain and hire additional sales personnel, provide for their proper training and ensure adequate customer support. We cannot assure you that we will be able to hire and retain an adequate sales force or engage suitable distributors, or that our sales force or distributors will be able to successfully market and sell our products.

WE DEPEND ON TWO PRINCIPAL MANUFACTURERS. IF WE CANNOT MAINTAIN OUR EXISTING RELATIONSHIPS OR DEVELOP NEW ONES, WE MAY HAVE TO CEASE OUR OPERATIONS.

     We have informal arrangements with the manufacturer of our CompuDent and CompuMed units and the principal manufacturer of our handpieces for those units pursuant to which they manufacture these products under specific purchase orders but without any long-term contract or minimum purchase commitment. We have been supplied by these manufacturers since the commencement of production in 1998. However, termination of the manufacturing relationship with any of these manufacturers could significantly and adversely affect our ability to produce and sell our products. Though we have established an alternate source of supply for our handpieces in China and other alternate sources of supply exist, we would need to recover our existing tools or have new tools produced to establish relationships with new suppliers. Establishing new manufacturing relationships could involve significant expense and delay. Any curtailment or interruptions of the supply, whether or not as a result or termination of the relationship, would adversely affect us.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT ARE NOT FULLY COVERED BY OUR INSURANCE AND THAT COULD PUT US UNDER A TREMENDOUS FINANCIAL STRAIN.

     We could be subject to claims for personal injury from the alleged malfunction or misuse of our dental and medical products. While we carry liability insurance that we believe is adequate, we cannot assure you that the insurance coverage will be sufficient to pay such claims should they be successful. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on us.

WE RELY ON THE CONTINUING SERVICES OF OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, PRESIDENT AND DIRECTOR OF CLINICAL AFFAIRS.

     We depend on the personal efforts and abilities of our Chairman and Chief Executive Officer, our President who was promoted to this position from that of Senior Vice President in September 2003, and our Director of Clinical Affairs. We maintain a key man life insurance policy in the amount of $1,000,000 on the life of our Chairman and Chief Executive Officer. However, the loss of his services or the services of each of our President or Director of Clinical Affairs, on whom we maintain no insurance, could have a materially adverse effect on our business.


                        RISKS RELATED TO THIS OFFERING

IF WE ARE UNABLE TO SATISFY THE AMERICAN STOCK EXCHANGE MAINTENANCE REQUIREMENTS, OUR COMMON STOCK MAY BE DELISTED FROM THE AMERICAN STOCK EXCHANGE AND, AS A RESULT, OUR LIQUIDITY AND THE VALUE OF OUR COMMON STOCK MAY BE IMPAIRED.

     Shares of our common stock are currently listed on the American Stock Exchange. Continued listing on the American Stock Exchange requires that we maintain at least $6,000,000 in stockholders' equity since we have sustained losses in our five most recent fiscal years. At December 31, 2002, Milestone had a total stockholders' deficit of approximately $6.1 million. On May 2, 2002, we received a letter from the American Stock Exchange advising us that we had fallen below the stockholders' equity criterion and requesting that we submit a recovery plan detailing any actions taken, or planned to be taken within the next 18 months, to bring us into compliance. On June 10, 2002, we submitted a detailed recovery plan to the American Stock Exchange, which, as supplemented on August 14, 2002, showed how we expect to achieve stockholders' equity of $6,000,000 by December 31, 2003. On August 23, 2002, the American Stock Exchange advised us that they had determined that the plan makes a reasonable demonstration of Milestone's ability to regain compliance with the continued listing standards by the conclusion of the plan period at the end of 2003. Since that date the continued listing of our securities on the American Stock Exchange has been subject to periodic review by the Exchange and the Exchange has accepted supplemental submissions by Milestone showing continued progress towards regaining compliance. However, on December 18, 2003 the Exchange informally advised Milestone that it had not demonstrated sufficient progress towards regaining compliance by the end of the plan period and further advised that it would shortly begin delisting proceedings. If such proceedings are initiated by the Exchange, Milestone intends to appeal such action and request an oral hearing. At such hearing, Milestone would present the fact that at the conclusion of the offering covered by this prospectus, Milestone would again be in compliance with the Exchange's stockholder equity criterion with expected stockholders' equity exceeding the minimum amount required by the American Stock Exchange by $1,836,000. While we believe that completion of this offering is necessary to maintain our listing on the American Stock Exchange, no assurance can be given that listing will be continued until that time. If our securities are delisted from the American Stock Exchange, trading, if any, in the common stock and warrants would be conducted in the over the counter market in the so-called "pink sheets" or on the NASD's "OTC Bulletin Board." Consequently, the liquidity of our securities could be impaired, not only in the number of securities that could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts and new media coverage of Milestone, and lower prices for our securities than might otherwise be obtained.


IF OUR SHARES OF COMMON STOCK ARE REMOVED OR DELISTED FROM THE AMERICAN STOCK EXCHANGE, THE ABILITY OF STOCKHOLDERS TO SELL OUR COMMON STOCK AND WARRANTS IN THE SECONDARY MARKET COULD BE RESTRICTED.

     The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be an equity security that has a market price, as defined, of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions, including an exception of an equity security that is quoted on the American Stock Exchange. If our shares of common stock are removed or delisted from the American Stock Exchange, they may become subject to rules that impose additional sales practice requirements on broker-dealers who sell these securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transactions prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered underwriter, and current quotations for the securities, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As such, the "penny stock" rules, if our securities are delisted from the American Stock Exchange, may restrict the ability to sell our common stock and warrants in the secondary market.

THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN VOLATILE AND MAY CONTINUE TO FLUCTUATE SIGNIFICANTLY BECAUSE OF VARIOUS FACTORS, SOME OF WHICH ARE BEYOND OUR CONTROL.

     Our stock price has been extremely volatile, fluctuating over the last three years between closing prices of $.42 and $7.77. These fluctuations have been unrelated to or disproportionately affected by our operating performance. The market price of our common shares could continue to fluctuate significantly after this offering in response to a variety of factors, some of which may be beyond our control.

THE EXISTENCE OF OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES MAY PRECLUDE US FROM OBTAINING ADDITIONAL EQUITY FINANCING.


     We currently have outstanding options, warrants, convertible debentures and series A convertible preferred stock to purchase 1,233,392 shares of our common stock at prices ranging from $.87 to $18.00 per share with a weighted average exercise or conversion price of $4.55. Holders of these warrants and options are given the opportunity to profit from a rise in the market price of our common stock and are likely to exercise their securities at a time when we would be able to obtain additional equity capital on more favorable terms. Thus, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by such outstanding securities. We have granted registration rights with respect to shares of our common stock covered by the warrants. The market price of our common shares has been volatile and may continue to fluctuate significantly because of various factors, some of which are beyond our control.

OUR STOCKHOLDERS MAY EXPERIENCE SIGNIFICANT DILUTION AND THE PRICE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY THE ISSUANCE OF SHARES OF OUR COMMON STOCK UNDER AN EQUITY PUT AGREEMENT.

     After taking into account 39,613 shares sold in October and through December 15, 2003, under an equity put agreement expiring on May 10, 2004, we may sell up to an additional 660,387 shares of our common stock under that agreement. The price of our common stock may decrease as a result of the actual or potential sale of these shares into the market. We may sell shares of our common stock under the equity put agreement at a price that is below the market price of our stock at the time of the sale. These sales will dilute the interests of our existing stockholders. In that event, not only would you lose a portion of your investment, but we would probably find it more difficult to obtain additional financing. The more shares that are issued under the equity put, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock.

WE ARE CONTROLLED BY A LIMITED NUMBER OF SHAREHOLDERS.


     Immediately after this offering (including an estimated 617,454 shares forming part of units to be issued to them in satisfaction of debt and accrued compensation), our principal shareholders, Leonard Osser and K. Tucker Andersen, will own 31.4% of the issued and outstanding shares of our common stock (30.1% if the over-allotment option is exercised in full). As a result, they will have the ability to exercise substantial control over our affairs and corporate actions requiring shareholder approval, including electing directors, selling all or substantially all of our assets, merging with another entity or amending our certificate of incorporation. This de facto control could delay, deter or prevent a change in control and could adversely affect the price that investors might be willing to pay in the future for our securities.


IF WE DO NOT MAINTAIN AN EFFECTIVE REGISTRATION STATEMENT COVERING THE WARRANTS OR COMPLY WITH APPLICABLE STATE SECURITIES LAWS, YOU MAY NOT BE ABLE TO EXERCISE THEM.

     In order for you to exercise the warrants, the shares of common stock underlying them must be covered by an effective registration statement and, if the issuance of shares is not exempt under state securities laws, must be properly registered with state securities regulators. At present, we plan to have a registration statement current when the warrants are exercised and, to the extent that the underlying shares do not qualify for one or more exemptions under state securities laws, we intend to register the shares with the relevant authorities. However, we cannot provide absolute assurances that state exemptions will be available, the state authorities will permit us to register the underlying shares, or that an effective registration statement will be in place at the relevant time(s). These factors may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

THE WARRANTS MAY BE REDEEMED ON SHORT NOTICE. THIS MAY HAVE AN ADVERSE IMPACT
   ON THEIR PRICE.

     Beginning six months from the effective date of the offering, we may redeem the warrants for $0.25 per warrant on 30 days notice at any time after the closing price for our stock, as reported on its principal trading market, has, for any five consecutive trading days, equaled or exceeded 200% of the closing price of the common stock on the effective date of this offering. If we give notice of redemption, you will be forced to sell or exercise your warrants or accept the redemption price. The notice of redemption could come at a time when, under your personal circumstances, it is not advisable or possible for you to exercise the warrants or a current prospectus or exemption does not exist.

FUTURE SALES OR THE POTENTIAL FOR SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK AND WARRANTS TO DECLINE AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH SUBSEQUENT EQUITY OFFERINGS.

     Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Once this offering is completed, there will be 9,705,576 shares of common stock actually issued and 9,672,243 outstanding. Also, there will be another 4,798,706 shares of common stock reserved for future issuance as follows:

     o  up to 1,440,000 shares underlying the warrants;

     o up to 648,000 shares underlying the over-allotment option, including the shares underlying the warrants included in that option;

     o up to 432,000 shares underlying the representative's warrants, including the shares underlying the warrants included in the representative's warrants;

     o up to 314,333 shares underlying stock options previously granted, or to be granted, under our Stock Option Plan;

     o up to 1,028,896 shares underlying other stock options and warrants that were granted and remained outstanding as of December 31, 2003;

     o up to 70,709 shares underlying 6% convertible notes in the aggregate principal amount of $100,000 and up to 4,381 shares of common stock underlying our series A convertible preferred stock;

     o up to 660,387 shares reserved for issuance, at our option, under an equity put agreement; and

     o up to 200,000 shares underlying other stock options approved to be granted on December 22, 2003.


     The common stock included in the units as well as the common stock underlying the warrants will be freely tradable without restriction. Before this offering, we had 6,112,678 shares of common stock outstanding, of which 2,764,267 are freely tradable. The remaining 3,348,410 shares are either held by "affiliates", as defined by the rules and regulations promulgated under the Securities Act of 1933, or are "restricted securities" as defined in Rule 144 promulgated under the Securities Act of 1933. Of this amount, 102,195 restricted shares not held by affiliates and 3,083,551 restricted or non-restricted shares held by "affiliates," can only be sold in compliance with the timing and volume limitations of Rule 144 promulgated under the Securities Act of 1933. The other 162,665 restricted shares may be sold without limitation under Rule 144(k). We have granted demand registration rights to holders of 155,614 shares of common stock including shares underlying warrants and piggyback registration rights to holders of convertible notes covering an aggregate of 70,709 shares of common stock. The holders of these shares can require us to register the shares for resale. While we, our executive officers and directors and stockholders holding 5% or more of our outstanding shares have agreed not to sell any shares of stock for a period of 90 days after this offering without the consent of the representative of the underwriters, the representative may waive that restriction at its sole discretion.


THE DECREASE OF OUR OUTSTANDING SHARES AS A RESULT OF THE REVERSE STOCK SPLIT, WITHOUT CHANGE TO OUR AUTHORIZED CAPITALIZATION, INCREASES THE ABILITY OF OUR BOARD OF DIRECTORS TO ISSUE SHARES WITHOUT STOCKHOLDER APPROVAL. ISSUANCE OF SHARES MAY DILUTE THE VALUE OF OUR OUTSTANDING SHARES OR HAVE A NEGATIVE IMPACT ON THE TRADING PRICE OF THE COMMON STOCK.


     The 1-for-3 stock split effected in January 2004 reduced our outstanding shares from 18,338,033 to 6,112,678 (9,672,243 shares after giving effect to the consummation of this transaction and related issuances of units). Since the reverse stock split was effected without change in our authorized shares, the differential between outstanding shares and authorized shares increased, thus providing the Board of Directors with increased ability to effect issuances of stock without stockholder authorization. For example, shares may be issued in capital raising transactions, mergers or acquisitions for compensatory reasons where other governing rules or statutes do not separately require stockholder approval. The issuance of these shares for less than their book value or for less than value paid by purchasers in this offering could have a dilutive effective on purchasers in this offering. Further the issuance of the shares could also have a negative impact on the trading price of our then outstanding common stock, including the stock issued in this offering.

MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING. WE MAY USE THE PROCEEDS OF THIS OFFERING IN WAYS THAT DO NOT IMPROVE OUR OPERATING RESULTS OR THE MARKET VALUE OF OUR SECURITIES.

     While we have general expectations as to the allocation of the net proceeds of this offering, that allocation may change in response to a variety of unanticipated events, such as differences between our expected and actual revenues from operations or availability of commercial financing opportunities, unexpected expenses or expense overruns or unanticipated opportunities requiring cash expenditures. We have significant flexibility as to the timing and the use of the proceeds. You will rely on our judgment with only limited information about our specific intentions regarding the use of proceeds. We may spend most of the net proceeds of this offering in ways with which you may not agree. If we fail to apply these funds effectively, our business, results of operations and financial condition may be materially and adversely affected.


                          FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow and possible stricter enforcement of the Needlestick Safety Act. In some cases, you can identify forward-looking statements by words or phrases such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "our future success depends," "seek to continue," or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions, regulatory enforcement and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in this "Risk Factors" section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.


                              RECENT DEVELOPMENTS

     Since October 1, 2003, we have entered into the following financing transactions:

     On October 2, 2003 we issued 1,646,419 shares of common stock in satisfaction of 6% / 12% Secured and Senior Secured Notes and other secured notes in the aggregate amount of approximately $5 million. We also committed to issue 25,365 shares of 8% convertible preferred stock in satisfaction of $25,365 of principal and accrued interest. The preferred stock will be convertible into common stock at the average closing price of our common stock in October 2003. Subsequently, we issued 94,327 additional shares of common stock to these former noteholders as consideration for their previous consent to extend the maturity date of these notes.

     On October 9, 2003 we reached an agreement to satisfy $1,192,873 of debt and accrued interest due to a major investor, K. Tucker Andersen, and $402,861 of debt and accrued interest and $384,000 of deferred compensation due to our Chief Executive Officer and Chairman, Leonard Osser, through the issuance of units, similar to the units offered in this offering, on the later of January 2, 2004 or the effective date of this offering. The units will be issued at the same price as offered in this offering.

     On October 21, 2003 we received $7,750 upon the exercise of options for 2,333 shares of common stock.

     On October 31, 2003 we issued 102,195 shares of our common stock to principal vendors, in satisfaction of trade payables in the aggregate amount of approximately $503,000.

     During October and through December 15, 2003 we issued an aggregate of 39,613 shares of common stock in consideration for a total of $217,500, after brokerage commissions and closing costs, under an equity put agreement.

     On December 15, 2003 we issued 16,666 shares of common stock upon the exercise of options by the CEO for an aggregate price of $50,000.

     In December 2003 we reached an agreement to satisfy $200,000 of accounts payable through the issuance of 29,985 units ten days after the closing of this offering. The units will be issued at the same terms and price as offered in this offering.

                                USE OF PROCEEDS

     The principal purpose of this offering is to raise a sufficient amount of capital that will allow us to:

     o expand significantly our independent sales force and our sales support staff and provide for their proper training;

     o implement marketing and advertising campaigns directed at the dental market;

     o support the launch of the SafetyWand, including manufacturing and marketing costs;

     o expand our international sales including the hiring of three sales managers for Asia, Europe and South America;

     o develop and commercialize our Periodontal Ligament or PDL Injector project;

     o  to reestablish our dental and hygiene school program;

     o respond quickly to new competitive and business developments in the industries and markets in which we operate and compete;

     o  qualify for continued listing on the American Stock Exchange;

     o repay a portion of the outstanding debt to two of our major shareholders; and

     o  pay a portion of the accrued compensation to our Chief Executive
        Officer.

     Based on gross proceeds of $9.25 million, and after deducting $925,000 reflecting the estimated underwriting discount, a non-accountable expense allowance of $277,500, and other estimated offering expenses of $460,000 payable by us, the net proceeds to us from this offering will be approximately $7.59 million, or $8.80 million if the representative exercises the over-allotment option in full.

     The table below lists the specific uses of proceeds:


                                                           APPROXIMATE     APPROXIMATE
USE OF CAPITAL                                                AMOUNT       PERCENTAGE
--------------                                            -------------   ------------
   Sales and marketing ................................    $2,770,000          36.5%
   Product development ................................    $1,095,000          14.4%
   Production tooling .................................    $  250,000           3.3%
   Non-sales personnel expense ........................    $  235,000           3.1%
   Repayment of debt and accrued compensation .........    $  525,000           6.9%
   Miscellaneous working capital ......................    $2,713,000          35.8%
                                                           ----------         -----
      Total ...........................................    $7,588,000         100.0%
                                                           ==========         =====


     Sales and marketing expenses. This amount consists of the costs we expect to incur to expand our independent and sales supportstaff, in the U.S. and internationally. It includes expenses relating to hiring and training additional sales and marketing personnel, consultant fees, and expenses relating to attending trade shows and conventions and producing marketing materials.

     Product development. This amount is required for further development of our PDL Injector Device and to develop additional clinical applications of the CompuFlo technology including epidural injections.

     Production tooling. This amount represents the estimated costs for the development of molds and dies for the commercial production of the SafetyWand.

     Non-sales personnel expense. Prior to this offering, we have been operating with cash conservation as a dominant business objective. We expect that additional personnel will be required, primarily in financial, administrative and customer service areas, both to provide adequate support to operations on an ongoing basis and to support growth.

     Repayment of debt and accrued compensation. This amount includes repayment in cash of $91,680 out of $1,595,734 outstanding debt to two of our major shareholders, Leonard Osser, our Chairman and Chief Executive Officer, and K. Tucker Andersen, the beneficial owner of 20.7% of our outstanding shares of common stock, and the payment of $256,000 out of $640,000 of accrued compensation to our Chairman and Chief Executive Officer. The balance of the debt and accrued compensation will be paid by issuance of units on the effective date of this offering, valued at the same price as is offered to the public. The cash amounts represent estimated tax amounts due by these individuals for accrued interest on the debt and on payment of the accrued compensation.

     Miscellaneous working capital. These costs include general and administrative costs, including the cost of increasing our inventory, acquiring and enhancing our operating, support and management systems and capital expenditures for computers and other equipment. We may use the portion of the amount currently allocated to working capital and general corporate purposes to reduce our current liabilities. We may also use a portion of the net proceeds to license or acquire new products, technologies or intellectual property or to acquire or invest in businesses complementary to ours. If the representative exercises the over-allotment option, the additional net proceeds, approximately $1.2 million, will be added to working capital.

     The above information represents our best estimate of our capital requirements based upon the current status of our business. We will retain broad discretion in the allocation of the net proceeds within the categories listed above. The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including our rate of revenue growth, cash generated by operations, evolving business needs and the other factors described in "Risk Factors."

     Pending their use, we intend to invest the net proceeds of this offering in interest bearing, investment grade securities.

     We expect that the net proceeds from this offering, when combined with the proceeds of other financing transactions and revenue from operations, will be sufficient to fund our operations and capital requirements for at least 12 months following this offering. We may be required to raise additional capital through the sale of equity or other securities sooner if our operating assumptions change or prove to be inaccurate. We cannot assure you that any financing of this type would be available. In the event of a capital inadequacy, we would be required to limit our growth and the expenditures described above.
                                DIVIDEND POLICY

     We have not declared or paid any dividends and do not intend to pay any dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will be dependent upon our fiscal condition, results of operations capital requirements and other factors our board of directors may deem relevant.

                                CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2003 on an actual basis, pro forma and pro forma as adjusted for this offering. Pro forma data takes into account the following events occurring after September 30, 2003:

     o The issuance of 94,327 additional shares of common stock to these debtholders as agreed remuneration for previously extending the maturity date of the notes, out of which 13,526 were issued to Leonard Osser, our Chairman and Chief Executive Officer;

     o The issuance of 102,195 shares of common stock as payment of approximately $503,000 due to principal vendors;

     o The issuance of 39,613 shares of common stock for a consideration, net of commission and closing costs of $217,075 under an equity put agreement;

     o The issuance of 2,333 shares of common stock upon the exercise of options for a total consideration of $7,750;

     o the payment of $50,000 of outstanding debt due to our Chairman and Chairman and Chief Executive Officer.

     o The issuance of 25,365 preferred shares in repayment of $25,365 of outstanding debt, including principal and interest amounts to a noteholder.

     o The issuance of 16,667 shares of common stock to Leonard Osser, our Chairman and Chief Executive Officer, upon the exercise of options for an aggregate exercise price of $50,000.

     o The expected issuance, on the date this offering becomes effective, of 249,100 units, in payment of $1,604,204 of debt, including interest, to Leonard Osser, our Chairman and Chief Executive Officer and to a major stockholder; and

     o The expected issuance, on the date this offering becomes effective, of 59,627 units, in payment of $384,000 of accrued compensation to Leonard Osser, our Chairman and Chief Executive Officer.

     o The expected issuance, ten days after the closing of this offering, of an estimated 31,056 units (assuming a unit price of $6.44) in payment of $200,000 of accrued liabilities for legal services.

     Pro forma as adjusted for this offering takes into account the pro forma data as well as the receipt of $7,588,000 of estimated net proceeds from this offering, the deduction of underwriting discounts and commissions and other estimated offering expenses to be paid by us.



                                                                          SEPTEMBER 30, 2003
                                                                 -------------------------------------
                                                                                            PRO FORMA
                                                                  ACTUAL     PRO FORMA     AS ADJUSTED
                                                                 --------   -----------   ------------
                                                                            (IN THOUSANDS)
 Accounts payable and accrued expenses .......................    $1,726       $1,118        $1,118
 Notes payable including interest ............................     2,105          150           150
 Accrued compensation ........................................       560          224           224
                                                                  ------       ------        ------
   Total debt ................................................     4,391        1,492         1,492
                                                                  ------       ------        ------
 Stockholders' equity (deficiency):
   Common stock, $0.001 par value, 50,000,000 shares
    authorized, 5,890,875 shares issued and 5,857,542
    outstanding, actual; 6,825,576 shares issued and 6,792,243 outstanding, pro forma; and 9,705,576 shares issued and
    9,672,243 outstanding, pro forma as adjusted .............         6            7            10

 Preferred Stock, $.001 par value 5,000,000 shares authorized, no shares issued and outstanding, actual; 25,365 shares
   issued and outstanding, pro forma; and 25,365 shares issued and outstanding, pro forma as adjusted ....................
 Additional paid-in capital ..................................     41,623       44,747         52,332
 Retained earnings (deficit) .................................    (43,574)     (43,574)       (43,574)
 Unearned compensation .......................................        (20)         (20)           (20)
 Treasury stock, at cost, 33 shares ..........................       (912)        (912)          (912)
                                                                  -------      -------        -------
   Total stockholders' equity (deficiency) ...................     (2,877)         248          7,836
                                                                  -------      -------        -------
   Total capitalization ......................................  $   1,514    $   1,740      $   9,328
                                                                =========    =========      =========


                       PRICE RANGES OF OUR COMMON STOCK

     The principal market on which our common stock is traded is the American Stock Exchange. The ticker symbol for our common stock is MS. The following table sets forth the high and low closing sales prices of our common stock, as quoted by the American Stock Exchange.

                                                           HIGH          LOW
                                                        ----------   ----------
   2002
   First Quarter ....................................     $ 2.04       $ 1.56
   Second Quarter ...................................     $ 3.00       $ 1.74
   Third Quarter ....................................     $ 2.04       $  .87
   Fourth Quarter ...................................     $ 1.20       $  .63

   2003
   First Quarter ....................................     $ 1.02       $  .42
   Second Quarter ...................................     $ 1.20       $  .54
   Third Quarter ....................................     $ 4.98       $  .81
   Fourth Quarter ...................................     $ 7.77       $ 3.09

   2004
   First Quarter (through January 27, 2004) .........     $ 4.20       $ 3.13

     According to the records of our transfer agent, there were approximately 3,000 holders of record of our common stock as of December 31, 2003.

     We have applied to the American Stock Exchange to list the units offered by this prospectus, as well as the warrants and common stock underlying those units.


                     SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis or Plan of Operations" included elsewhere in this prospectus. The statement of operations data for each of the years in the two-year period ended December 31, 2002 and the balance sheet data at December 31, 2002 are derived from our financial statements, which have been audited by J.H. Cohn LLP, independent public accountants, and are included elsewhere in this prospectus. The statement of operations data for the nine-month periods ended September 30, 2003 and 2002 and the balance sheet data for September 30, 2003 are derived from our unaudited financial statements. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.


STATEMENT OF OPERATIONS DATA:


                                                      YEARS ENDED DECEMBER 31,     NINE MONTHS ENDED SEPTEMBER 30,
                                                    -----------------------------  -------------------------------
                                                         2001            2002            2002            2003
                                                    -------------   -------------  --------------   --------------
                                                                                             (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues ........................................    $    4,094      $    4,074      $    3,216      $    3,101
Cost of sales ...................................         1,973           1,980           1,499           1,560
                                                     ----------      ----------      ----------      ----------
Gross profit ....................................         2,121           2,094           1,717           1,541
Selling, general and administrative
 expenses .......................................         5,271           3,589           2,713           2,492
Research and development ........................            50             148              64             112
Closing of Deerfield, IL facility ...............            --              26              --              79
                                                     ----------      ----------      ----------      ----------
Loss from operations ............................        (3,200)         (1,669)         (1,060)         (1,142)
Sale of prophy angle business and related
 consulting income ..............................            64              80              --              --
Other income ....................................            --              --              72              --
Interest expense, net ...........................          (855)           (851)           (616)           (645)
                                                     ----------      ----------      ----------      ----------
Net loss ........................................    $   (3,991)     $   (2,440)     $   (1,604)     $   (1,787)
                                                     ==========      ==========      ==========      ==========
Net loss per share -- basic and diluted .........    $    (1.07)     $     (.59)     $     (.39)     $     (.42)
                                                     ==========      ==========      ==========      ==========
Weighted average number of shares
 outstanding -- basic and diluted ...............     3,714,197       4,156,558       4,084,341       4,217,185
                                                     ==========      ==========      ==========      ==========

BALANCE SHEET DATA:

                                                   (IN THOUSANDS)
                                            DECEMBER 31,     SEPTEMBER 30,
                                                2002             2003
                                           --------------   --------------
Current assets .........................     $     893         $  1,275
Working capital ........................     $  (5,214)        $ (1,449)
Total assets ...........................     $   1,241         $  1,514
Total liabilities ......................     $   7,347         $  4,391
Stockholders' equity (deficit) .........     $  (6,106)        $ (2,877)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                             OR PLAN OF OPERATIONS

     You should read the following discussions of our financial condition and results of operations in conjunction with the financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus.


OVERVIEW

     We have generated most of our revenues during our last two fiscal years and the interim period this year through sales of our CompuDent system and The Wand disposable handpiece used with that system. Revenues have been earned domestically and internationally through sales in more than 25 countries. During this period handpiece sales have provided a growing portion of our revenues, reflecting a growing base of new customers for our systems internationally and more intensive use of their systems by a relatively stagnant base of customers domestically. Though we have continued to sell new systems domestically, a large part of our domestic sales during this period represented the sale of upgraded units or additional units to our existing customer base. Our limited domestic sale of new systems reflects our limited sales and marketing efforts as a result of cash constraints. We expect to use a portion of the proceeds of this offering to increase sales and marketing expense and believe these increases should generate additional revenue. The following table shows a breakdown of our revenues, domestically and internationally, by product category, and the percentage of total revenue by each product category.

                                         NINE MONTHS ENDED SEPTEMBER 30,
                                -------------------------------------------------
                                          2003                     2002
                                ------------------------ ------------------------
DOMESTIC
CompuDent .....................  $  524,566       25.4%   $  799,671       32.8%
Handpieces ....................   1,398,347       67.7%    1,461,607       59.9%
Other .........................     141,417        6.9%      176,923        7.3%
                                 ----------      -----    ----------      -----
Total Domestic ................  $2,064,330      100.0%   $2,438,201      100.0%
                                 ==========      =====    ==========      =====
INTERNATIONAL
CompuDent .....................  $  574,225       55.4%   $  436,228       56.1%
Handpieces ....................     460,152       44.4%      337,714       43.4%
Other .........................       2,574        0.2%        3,764        0.5%
                                 ----------      -----    ----------      -----
Total International ...........  $1,036,951      100.0%   $  777,706      100.0%
                                 ==========      =====    ==========      =====
DOMESTIC/INTERNATIONAL ANALYSIS

Domestic ......................  $2,064,330       66.6    $2,438,201       75.8
International .................   1,036,951       33.4       777,706       24.2
                                 ----------      -----    ----------      -----
                                 $3,101,281      100.0%   $3,215,907      100.0%
                                 ==========      =====    ==========      =====

                                             YEAR ENDED DECEMBER 31,
                                -------------------------------------------------
                                          2002                     2001
                                ------------------------ ------------------------
DOMESTIC
CompuDent .....................  $  956,275       30.1%   $1,309,712       39.0%
Handpieces ....................   1,999,050       63.0%    1,756,498       52.4%
Other .........................     219,605        6.9%      288,092        8.6%
                                 ----------      -----    ----------      -----
Total Domestic ................  $3,174,930      100.0%   $3,354,302      100.0%
                                 ==========      =====    ==========      =====
INTERNATIONAL
CompuDent .....................  $  495,730       55.1%   $  519,089       70.2%
Handpieces ....................     403,346       44.9%      192,271       26.0%
Other .........................           0        0.0%       28,048        3.8%
                                 ----------      -----    ----------      -----
Total International ...........  $  899,076      100.0%   $  739,408      100.0%
                                 ==========      =====    ==========      =====
DOMESTIC/INTERNATIONAL ANALYSIS

Domestic ......................  $3,174,930       77.9%   $3,354,302       81.9%
International .................     899,076       22.1%      739,408       18.1%
                                 ----------      -----    ----------      -----
                                 $4,074,006      100.0%   $4,093,710      100.0%
                                 ==========      =====    ==========      =====

     We have earned gross profits of 51.8% and 51.4% in the years ended December 31, 2001 and 2002, respectively, and 53.4% and 49.7% in the nine-month periods ended September 30, 2002 and 2003, respectively. However, our revenues have been too low to support our overhead, research and development expense and interest on our debt. We have therefore reported substantial, though declining, losses for each of those periods. We have taken steps to cut our overhead, increase sales and reduce our interest expense.

     We took the following steps to reduce our operating overhead and improve our utilization of cash:

     o We reconfigured our sales force, commencing in 2001 and continuing through 2003, from a large internal force to independent sales representatives, distributors and a small sales support staff;

     o We closed our Deerfield, Illinois facility on January 31, 2003, resulting in a reduction of ten employees. Customer support, technical service and other back-office functions previously conducted at this location were consolidated into our New Jersey location;

     o We outsourced to an independent warehouse located in Pennsylvania receiving, shipping and storage functions previously conducted at Deerfield; and

     o We cut marketing expense and limited our participation in trade shows, even though this had a further negative effect on sales.

     Next, we took steps to reduce our debt burden. We cut the interest rate on our Senior Secured and Secured Notes (after negotiation with our noteholders) from 20% per year to 12% per year (6% if we paid interest in cash) and extended the previously extended maturity date until July and August 2003. Then, in October 2003, we paid $5,014,014 of debt by issuing 1,646,419 shares of common stock and 25,365 shares of convertible preferred stock and satisfied approximately $503,000 of trade payable by issuing 102,195 shares of common stock. In October we also reached an agreement to satisfy, on the later of January 2, 2004 or the closing of this offering, an additional $1,979,734 of debt, accrued interest and accrued compensation through issuance of 296,812 units. In December 2003 we reached an agreement to satisfy, ten days after the closing of this offering, $200,000 of accounts payable through issuance of 29,895 units.

     Finally, at the beginning of 2003, we took steps to increase our revenues. In early 2003 we completed development of the SafetyWand, which incorporates safety engineered sharps protection features to aid in the prevention of inadvertent needlesticks. We believe that the SafetyWand is one of the first safety engineered injection devices that conforms with OSHA regulations under the federal Needlestick Safety Act, while also meeting the clinical needs of dentists. To date, these regulations have generally not been enforced against dentists by OSHA and similar local and state authorities due to lack of commercially available products that meet the special needs of dentistry. Milestone believes that the commercial availability of the SafetyWand will enable OSHA, and similar local and state authorities to begin enforcement, or stricter enforcement, of the Needlestick Safety Act against dentists. Since the SafetyWand can only be used with the CompuDent system, enforcement by OSHA could promote increased handpiece sales to current CompuDent users, while also providing impetus for the purchase of these systems by new users. In September 2003, we obtained FDA approval for SafetyWand. In October 2003, we launched the SafetyWand at the American Dental Association Annual Meeting in California. SafetyWand will be commercially available before the end of 2003.

     In early 2003, we adopted a new marketing approach and began building a national sales force of highly trained independent representatives to provide sales coverage in urban areas in 12 states. To increase our ability to retain this sales force and to enhance its performance, we:

     o increased the base price of our CompuDent unit to new customers to provide sufficient gross profit to recruit and adequately compensate our sales force;

     o established a sales support staff to generate leads, set appointments, provide technical support and customer service and foster increased handpiece use; and

     o began distributing a new product used in repairing and whitening teeth, the CoolBlue Wand, which also helps gaining access to dental offices.

     With a growing new sales force and the acquisition of rights to new products to facilitate access to dental offices, we intend to direct our marketing efforts to capturing new customers, particularly from specialty practitioners, including periodontists, pedodontists, endodontists and cosmetic/restorative dentists.

     The technology underlying our SafetyWand, the CompuFlo and an improvement to the controls for CompuDent were developed by our Director of Clinical Affairs and assigned to us. Upon sale of products using any such technology we will owe him a 5% royalty on the total sales price, or, if technology covered by other patents is also used by the product, on an allocated part of the sales price. In addition, he is granted, pursuant to the agreement, an option to purchase, at fair market value on the date of the grant, 25,000 of our common stock upon the issuance of each additional patent relating to these technologies.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to accounts receivable, inventories, advances to our contract manufacturer, stock based compensation and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

 Inventory

     Inventories principally consist of finished goods and component parts stated at the lower of cost (first-in, first-out method) or market.

 Impairment of Long-Lived Assets

     We review long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered.

 Revenue Recognition

     Revenue is recognized when title passes at the time of shipment and collectibility is deemed probable.


RESULTS OF OPERATIONS

     The results of operations for the year ended December 31, 2002, and nine months ended September 30, 2003, reflect our concentrated effort to reduce our overhead while slowly growing our user base in the dental market domestically and abroad. The loss for the year 2002, approximately $2.5 million, represents a 39% reduction from the same period in 2001. However, the net loss for the nine months ended September 30, 2003 was approximately $183,000 greater than the loss reported for the nine months ended September 30, 2002 as a result of a decline in sales volume and gross profit, coupled with increases in research and development expenses and interest expense.

     The following table sets forth for the periods presented, statement of operations data as a percentage of revenues. The trends suggested by this table may not be indicative of future operating results.

                                                                 NINE-MONTH
                                                         PERIODS ENDED SEPTEMBER 30,
                                           -------------------------------------------------------
                                                      2003                        2002
                                           --------------------------- ---------------------------
Net sales ................................  $   3,101,281     100.0%    $   3,215,907     100.0%
Cost of sales ............................      1,560,288      50.3%        1,499,063      46.6%
Gross profit .............................      1,540,993      49.7%        1,716,844      53.4%
Selling, general & administrative
 expense .................................      2,491,737      80.3%        2,712,649      84.4%
Closing of Deerfield, Il facility ........         79,023       2.5%                        0.0%
Research and development .................        112,158       3.6%           63,928       1.9%
Loss from operations .....................     (1,141,925)    (36.8)%      (1,059,733)    (32.9)%

                                                          YEARS ENDED DECEMBER 31,
                                           -------------------------------------------------------
                                                      2002                        2001
                                           --------------------------- ---------------------------
Net sales ................................  $   4,074,006     100.0%    $   4,093,710     100.0%
Cost of sales ............................      1,980,949      48.6%        1,973,156      48.2%
Gross profit .............................      2,093,057      51.4%        2,120,554      51.8%
Selling, general & administrative
 expense .................................      3,588,836      88.1%        5,271,032     128.8%
Closing of Deerfield, Il facility ........         26,067       0.6%                        0.0%
Research and development .................        147,709       3.6%           49,943       1.2%
Loss from operations .....................     (1,669,555)    (41.0)%      (3,200,421)    (78.2)%

     Fiscal year ended December 31, 2002 compared to fiscal year ended December 31, 2001

     Net sales for the years ended December 31, 2002 and 2001 were $4,074,006 and $4,093,710, respectively. The $19,704 decrease is attributable primarily to a decrease in domestic sales of CompuDent, $71,592 generated from prophy angle sales in 2001 before the sale of this product line in November 2001, and our decision to consolidate a $94,500 shipment to our South African distributor with its January 2003 order to lower freight charges. The decrease was partially offset by a 13% or $229,183 increase in domestic dental sales of The Wand handpieces, $207,000 increase in The Wand handpiece sales to foreign distributors, and CompuMed sales of approximately $163,000. The reduction in CompuDent sales domestically are the direct result of the downsizing of our sales and marketing effort in the U.S.

     Cost of sales for the years ended December 31, 2002 and 2001 were $1,980,949 and $1,973,156 respectively. The $7,793 increase is attributable primarily to product mix.

     For the year ended December 31, 2002, we generated a gross profit of $2,093,057 or 51.4% as compared to a gross profit of $2,120,554 or 51.8% for the year ended December 31, 2001. The decrease in gross profit is mainly attributable to an increase in sales revenue generated from sales to foreign distributors. The gross profit from these sales is lower than the aggregate gross profit generated from domestic sales.

     Selling, general and administrative expenses for the years ended December 31, 2002 and 2001 were $3,588,836 and $5,271,032, respectively. The $1,682,196 decrease is attributable primarily to an approximate $858,000 decrease in expenses associated with the sale and marketing of CompuDent units and The Wand handpieces due to the transitioning of its sales force to independent representatives and an approximate $293,700 decrease in legal fees. In addition, during 2001, we issued 242,308 shares as payment for services rendered in the amount of $247,649. We had incurred higher legal expenses in 2001 related to advertising agreements and patent registrations.

     In 2002, we incurred costs totaling $26,067 associated with the closing down of our Illinois facility.

     Research and development expenses for the years ended December 31, 2002 and 2001 were $147,709 and $49,943, respectively. The $97,766 increase is attributed to the development of the SafetyWand.

     Other income for the years ended December 31, 2002 and 2001, $80,000 and $64,487, respectively reflect the sale of our prophy angle business in 2001 and consulting services we provided during 2002, in connection with this sale.

     The loss from operations for the years ended December 31, 2002 and 2001 were $1,669,555 and $3,200,421, respectively. The $1,530,866 decrease in loss from operations is explained above.

     We incurred interest expense of $850,642 for the year ended December 31, 2002 as compared to $858,582 for the year ended December 31, 2001. The decrease of $7,940 is attributable to a lower average interest rate, which was partially offset by an increase in outstanding principal debt obligations.

     The net loss for the years ended December 31, 2002 was $2,440,197 as compared to a net loss of $3,991,580 for 2001. The $1,551,383 decrease in net loss is primarily attributable to a sharp decrease in selling and administrative expenses, including reduction in personnel.


     Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

     Net sales for the nine months ended September 30, 2003 and 2002 were $3,101,281 and $3,215,907, respectively. The $114,626 or 3.6% decrease is primarily related to an approximate $175,000 decrease in CompuDent and CompuMed domestic sales, a $63,000 decrease in domestic sales of the Wand handpieces. These decreases were partially offset by a $122,000 increase in foreign sales of the Wand handpiece. The decrease in Wand handpiece sales is the result of changing the primary vendor of the Wand handpiece, resulting in inconsistent inventory levels. Those transition issues have been resolved and are resulting in improved supply chain management.

     Cost of sales for the nine months ended September 30, 2003 and 2002 were $1,560,288 and $1,499,063, respectively. The $61,225 increase is attributable primarily to higher sales volume to foreign distributors.

     For the nine months ended September 30, 2003, Milestone generated a gross profit of $1,540,993 or 49.7% as compared to a gross profit of $1,716,844 or 53.4% for the nine months ended September 30, 2002. The decrease in gross profit percentage is primarily attributable to increased sales to foreign distributors. Sales to foreign distributors are of higher volume but at a reduced margin.

     Selling, general and administrative expenses for the nine months ended September 30, 2003 and 2002 were $2,491,737 and $2,712,649, respectively. The $220,912 decrease is attributable primarily to an approximate $241,000 decrease in expenses associated with the sale and marketing of the Wand. An approximate $63,000 expense associated with the independent sales representative start up costs, was primarily offset by a commensurate amount of commissions earned during the similar period in the previous year.

     Milestone incurred costs totaling $79,023 relating to the closure of its Deerfield, IL facility.

     Research and development expenses for the nine months ended September 30, 2003 and 2002 were $112,158 and $63,928, respectively. These costs were related to the development of Milestone's SafetyWand.

     The loss from operations for the nine months ended September 30, 2003 and 2002 was $1,141,925 and $1,059,733, respectively. The $82,192 increase in loss from operations is explained above.

     Milestone generated $72,000 in income for the nine months ended September 30, 2002 as a result of a consulting contract which expired in October 2002.

     Interest expense of $645,457 was incurred for the nine months ended September 30, 2003 as compared to $616,519 for the nine months ended September 30, 2002. The increase is attributable to higher average borrowings in 2003.

     The net loss for the nine months ended September 30, 2003 was $1,787,382 as compared to a net loss of $1,604,252 for the nine months ended September 30, 2002. The $183,130 increase in net loss is explained above.


LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2002, as shown in the accompanying consolidated financial statements, we incurred net losses of approximately $2,440,000 and $3,992,000 and negative cash flows from operating activities of approximately $676,000 and $1,385,000 during 2002 and 2001, respectively. As a result, we had a cash balance of approximately $10,000, a working capital deficiency of approximately $5,214,000 and a stockholders' deficiency of approximately $6,106,000 as of December 31, 2002. These matters raise substantial doubt about our ability to continue as a going concern.

     At September 30, 2003, the accompanying condensed consolidated financial statements have been prepared assuming Milestone will continue as a going concern. However, as shown in the accompanying condensed consolidated financial statements, Milestone incurred net losses of approximately $1,787,000 and $1,604,000 and negative cash flows from operating activities of $861,000 and $418,000 during the nine months ended September 30, 2003 and 2002, respectively. As a result, Milestone had a cash balance of approximately $96,000, a working capital deficiency of approximately $1,449,000 and a stockholders' deficit of approximately $2,877,000 as of September 30, 2003. These matters raised substantial doubt about Milestone's ability to continue as a going concern. Management believes that its initial concerns about the Company's ability to continue as a going concern have been alleviated through the subsequent satisfaction of a substantial portion of its outstanding obligations, the introduction of new products and continuing efforts to reduce operating overhead. Nevertheless, management believes that it is probable that Milestone will continue to incur losses and negative cash flows from operating activities through at least September 30, 2004.

     During the year ended December 31, 2002, we reduced our average monthly cash used in operations to less than $60,000, completed a $4.1 million debt restructuring program, and obtained $785,000 in additional financing. This program included debt to equity conversions, deferring payment on a portion of our payables, restructuring our debt and outsourcing our sales force.


 Satisfaction of certain liabilities

     Agreements reached by Milestone in October 2003 will effectively eliminate the current stockholders' deficiency upon the later of completion of this offering or January 2, 2004. During the month, Milestone satisfied $5,014,000 of secured debt including interest, through the issuance of 1,646,419 shares of common stock and $25,365 face amount of 8% cumulative convertible preferred stock. Also, approximately $503,000 of trade payables to principal vendors was satisfied through issuance of 102,195 shares of common stock valued at $4.92 per share, the approximate fair market value.

     Additionally, we reached agreements to satisfy, an aggregate amount of $1,963,000 of debt, accrued interest, and accrued compensation through the issuance of equity securities. Satisfaction of the secured debt for borrowed money to a major investor and to our Chairman and CEO and accrued compensation to our CEO will be on the later of January 2, 2004 or the effective date of the next public offering of our securities through the issuance of common stock and warrants at the same price as offered to the public. This settlement is contingent upon there being a public offering. Payment of this debt, following the conversion to equity in September 2003 of additional $5 million of debt will eliminate most of Milestone's funded debt and will remove almost all liens on its assets.

     Milestone has no commitments for future capital expenditures, but expects to spend $1,095,000 for product development and $250,000 for production tooling for the SafetyWand. Milestone expects that the proceeds of this offering will be sufficient to meet its needs for capital resources for working capital and for capital expenditures for at least 12 months.


 Reduction of operating overhead

     To date, we have taken certain steps in order to reduce our operating overhead and use of cash. These steps includethe following:

     o Commencing in 2001 and continuing through 2003, we reconfigured our sales force from a large internal sales force to independent sales representatives, distributors and a small sales support staff;

     o On January 31, 2003, we completed the closing of the Deerfield, Illinois facility, resulting in the termination of ten employees. The customer support, technical service and other back-office functions previously conducted, in whole or in part, at this location were consolidated into our New Jersey location. The receiving, shipping and storage functions, which were also previously done at this location, are now outsourced to an independent warehouse located in Pennsylvania.

     On June 4, 2003, we borrowed $50,000 pursuant to a 6% secured convertible promissory note due November 27, 2004. At the option of the noteholder, the principal and interest are payable on the maturity date in common stock at a rate of one share of common stock for every $.936 of indebtedness. Additionally, we granted the investor warrants to purchase 53,419 of our common stock at a per share price of $1.56 with an estimated fair value of $14,423 at any time or from time to time during the period commencing June 4, 2003 and ending June 3, 2005. This resulted in an initial increase to debt discount and to additional paid-in capital.


 Cash flow results

     For the nine months ended September 30, 2003, the Company's net cash used in operating activities was $860,990. This was attributable primarily to a net loss of $1,787,382 adjusted for noncash items of $280,494 (of which $242,628 was for amortization of debt discount and deferred financing costs); a $372,167 increase in accounts receivable; an $135,997 increase in inventories; a $137,575 decrease in advances to contract manufacturer; a $3,341 decrease in prepaid expenses; an increase in accounts payable of $399,731 a $402,827 increase in accrued interest; a $29,412 decrease in accrued expenses; and an $240,000 increase in deferred compensation.

     For the nine months ended September 30, 2003, the Company used $15,817 in investing activities for capital expenditures.

     For the nine months ended September 30, 2003, the Company generated $962,994 from financing activities as it issued promissory notes to existing investors totaling $900,000, incurred $108,537 of net borrowings from its Chief Executive Officer, recorded $22,721 in deferred financing activities and incurred $22,500 in expenses in registering shares.


RECENT ACCOUNTING PRONOUNCEMENT

     In December 2002, SFAS No.148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of SFAS No. 123" was issued. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effects of the method used on reporting results. Milestone adopted SFAS No. 148, effective January 1, 2003 and it did not have any material impact on its consolidated financial statements.

     In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued. The statement requires that an issuer classify financial instruments that are within its scope as a liability. Many of those instruments were classified as equity under previous guidance. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the provisions of this statement, and do not believe that it will have an impact on our consolidated financial statements.

                                    BUSINESS

BACKGROUND

     Milestone is a leader in advanced subcutaneous injection technology for dental and medical applications. Its products improve the quality of patient care and comfort, while also addressing the health and safety needs of the practitioner. Milestone's principal product, CompuDent, was developed to replace the hypodermic syringe in dentistry. The hypodermic syringe has been little changed since its invention more than 150 years ago. A dentist using a syringe can generally administer an adequate volume of anesthetic to the intended target area to achieve the desired level of anesthesia. However, use of a syringe for this purpose, may result in a number of unintended consequences or collateral problems including:

     o  high levels of patient pain in some procedures;

     o  post-operative pain as a result of tissue tearing or distension;

     o  necrosis as a consequence of tissue tearing and other damage;

     o failure to hit the intended nerve target because of needle deflection and the awkward manner in which the syringe must be held;

     o temporary paralysis of adjacent tissue such as the tongue, lips, and facial muscles;

     o  fear reactions by the patient to the syringe;

     o  carpal tunnel syndrome to the dentist or hygienist;

     o inability to inject sufficient anesthetic into dense tissue or tight spaces; and

     o  use of unnecessarily high levels of anesthetic.


DENTAL PRODUCTS

 CompuDent and the Wand

     Milestone's principal product, CompuDent, is a computer controlled, precision metered, local anesthetic injection system. The system, including its ergonomically designed, single patient use, disposable handpiece, The Wand, enables a dentist to consistently administer safe, effective and less painful injections. Since January 1998, Milestone has sold more than 24,000 CompuDent units and over 13 million single use handpieces in the United States and in over 25 other countries. CompuDent has been favorably evaluated in 18 peer reviewed, published clinical studies and over 25 other evaluative articles. The system provides these benefits:

     o minimizes the pain associated with palatal and other injections, resulting in a more comfortable injection experience for the patient;

     o the pencil grip used with The Wand handpiece provides enhanced tactile sense and more accurate control;

     o new injections made possible with CompuDent minimize collateral numbness of the tongue, lips and facial muscles;

     o bidirectional rotation of The Wand handpiece results in greater precision and more rapid onset of anesthesia by eliminating needle deflection in mandibular block injections;

     o the single patient use disposable handpiece minimizes the risk of cross contamination;

     o the ergonomic design of The Wand makes an injection easier, less stressful to administer and reduces the risk of carpal tunnel syndrome to the dentist or hygienist; and

     o CompuDent can increase productivity in many dental procedures by eliminating the need for preliminary pain blocking injections, and reducing the waiting time required to see if the injection has taken effect.

     The system design allows a drop of anesthetic to always precede the needle tip, thus creating a pathway of already anesthetized tissue for the needle to penetrate. The system also eliminates the "bee-sting" effect, that is, the painful effect associated with a surge of fluid into a confined tissue area. Syringes do not allow sufficient control of the flow rate to achieve these benefits. With a syringe, the needle often enters tissue that has not yet been anesthetized. Further, dentists using a syringe do not have a solid resting point against which they may guide their hand while administering the injection, often resulting in uncontrolled and movement of the needle that causes pain for the patient.

     The slim, pencil-like, shape of The Wand handpiece is also more functional for the user and less ominous in appearance to the patient. The pencil grip provides enhanced tactile sense, more accurate control, and a greater level of stability for the user by preventing antagonistic movements. As a single patient use device, the handpiece also offers protection against patient cross-contamination.

     The design of The Wand handpiece allows the practitioner to use a new needle insertion technique called bidirectional rotational insertion that minimizes needle deflection. Contemporary dental anesthesia textbooks indicate that needle deflection is a source of anesthetic failures in mandibular blocks, the most common dental injection. Anesthetic blocks are missed 15% to 20% of the time because of needle deflection associated with hypodermic syringes. The bidirectional rotational insertion technique associated with The Wand handpiece addresses these failures. Further, the new technique also requires two to three times less force to penetrate tissue, which may lead to a less painful injection experience for the patient.

     We sell CompuDent units, together with an initial supply of 50 handpieces, in the U.S. for $1,995. However, discounts are offered for purchases of multiple units and on sales of additional units to existing customers. We sell The Wand for $75 and The Wand with bonded needle handpieces for $62.50, for a box of 50 handpieces, but offer discounts for participants in the Milestone Savings Plan and other periodic buying programs.

     Our international master distributors and direct distributors to whom we sell in a number of countries purchase units at a range of generally lower prices, depending upon the extent of the marketing, promotional, training and repair obligations which they assume.


 The SafetyWand

     In September 2003, we received FDA approval for the SafetyWand, an injection handpiece device that incorporates safety engineered sharps protection features. The SafetyWand was developed to address requirements of the Needlestick Safety Act, mandating the use of a safety engineered sharps device to eliminate inadvertent needle sticks. The Act was adopted in 2000 after it was found that U.S. healthcare workers suffer from an estimated 800,000 needle-stick injuries each year, some of which resulted in cases of HIV, Hepatitis B, Hepatitis C and other illnesses, costing taxpayers in excess of $2 billion annually, in testing and treatment.

     OSHA promulgates regulations under the Needlestick Safety Act. OSHA and corresponding authorities in some states are responsible for enforcing the Act and its regulations. OSHA and similar state and local authorities conduct enforcement actions on a state-by-state basis. While OSHA and these state and local authorities are empowered to levy substantial fines for failure to use these devices, we believe that they have largely been unable to enforce the law against dentists because of the inadequacy of existing devices to meet both the requirements of the law and the unique clinical needs of dentists. The SafetyWand is one of the first safety engineered injection devices that conforms with more than 30 parameters published by OSHA to be met by safety engineered products while also meeting the clinical needs of dental practitioners. It provides the practitioner with a safer retractable needle device, with single hand activation, which is reusable multiple times during a single patient visit, yet small and sleek enough not to obscure the dentist's often limited field of view.

     We believe that the commercial availability of the SafetyWand will enable OSHA and similar state and local authorities to begin enforcement, or stricter enforcement, of the Needlestick Safety Act against dentists. Since the SafetyWand can only be used with CompuDent, enforcement by OSHA could promote increased handpiece sales to current CompuDent users, while also providing significant impetus for the purchase of these systems by new users. However, there are no assurances that the Act or related regulations will be strictly or consistently enforced or that this enforcement will result in increased sales of our products. We launched the SafetyWand at the American Dental Association Annual Meeting in California in October 2003 and began initial shipments of the SafetyWand in January 2004.


 The Wand Handpiece with Needle

     This handpiece was designed to eliminate the re-use of handpieces on multiple patients, a problem occurring primarily outside the United States. This product is The Wand handpiece with a needle permanently attached. The benefits of this product are three-fold: for the patient, the risk of contamination from a previously used needle is eliminated, for the practitioner, there is less preparation time needed, and for Milestone, it should increase overall handpiece sales as customers will now stock handpieces with different sized needles. In June 2003 we received our CE mark to sell The Wand Handpiece with Needle in Europe. Since June we have generated $130,000 in Wand Handpiece with Needle sales.


 CoolBlue Wand Dental Enhancement System

     In August 2003, we entered into an agreement with DaVinci Systems, granting us non-exclusive distribution rights for the CoolBlue Wand, manufactured by DaVinci. The CoolBlue Wand is a dental enhancement system that uses advanced blue light emitting diodes for faster curing of dental repair amalgams, trans-illumination of teeth and activation of whitening gels and pastes. The agreement also granted us exclusive worldwide distribution rights for a whitening head. Under a further understanding with DaVinci, these rights were expanded to include products for the consumer home market. We began selling the CoolBlue Wand at a dental trade show in late October 2003. Through December 15, 2003 we have sold $23,025 of these units and have received orders for an additional $20,130.

     Curing. Technological advances have allowed the introduction of a composite material that is soft and malleable and generally matches the color of teeth. Once applied, this composite is hardened through the use of a curing light. The first generation of curing lights used halogen lamps, which require several minutes of curing time and emitted a great deal of heat in the mouth. Newer curing lights use light emitting diodes ("LEDs") that reduce curing time and emit less heat. DaVinci's curing light uses shorter wavelength blue LEDs that cure faster, deeper and cooler than products using halogen lamps. Further, the design is versatile and allows optional attachments for trans-illumination to identify cracks in a tooth and for activating whitening gels and pastes.

     Whitening. The curing light may also be used as the base device for a whitening system employing a proprietary whitening head developed by DaVinci for Milestone, a dental office treatment kit, a take home kit provided by the dentist for follow-up, and a unique whitening rinse for long term maintenance. DaVinci will supply all components of the system to Milestone. Milestone is the exclusive worldwide distributor of the whitening head. All gels, pastes and rinse to be used with the whitening head will be supplied to Milestone by DaVinci at the lowest price provided to its customers.

     We are currently working with a manufacturer to complete development of packaging for the system. Concurrently, Milestone has engaged a creative firm to assist in the development of the launch materials, including naming, logo creation and promotional materials. We expect to launch the whitening system and to begin shipments of the product in the first quarter of 2004. We believe this product has an array of practitioner and patient benefits including lower cost and safety and which will allow the dentist to market take home consumables.

     For its assistance in arranging our distribution agreement with DaVinci, we agreed to pay Strider Inc., a commission of 5% of our gross revenues on all products purchased from DaVinci and resold to the professional dental market, and a commission of 2% of our gross revenues on all products purchased from DaVinci and resold to markets other than the professional dental market.

 The Proposed PDL Injector Device

     The periodontal ligament injection, or PDL injection, is a site specific injection which is highly effective for single tooth anesthesia. During a PDL procedure, a dentist anesthetizes a single tooth without causing collateral anesthesia to the tongue, lip and cheek. However, due to the pain elicited from the high volume of drug required and the associated pressure, a PDL can only be used as a secondary injection once the patient has already been anesthetized.

     The traditional PDL injection is typically administered using a spring loaded, high pressure, trigger-activated injector, known as a PDL Injector. Using this device, anesthetic must be delivered into the PDL under extremely high pressure and force over a short period of time, resulting in rapid flow rates and high interstitial pressures in the PDL. A successful injection is only possible if the needle placement allows the proper flow of anesthetic into the PDL. If the needle is obstructed in any way, proper flow of the drug cannot occur and excessive pressure will result, possibly leading to persistent post operative pain and potential tissue necrosis.

     An independent clinical study conducted by the NYU College of Dentistry in 2000, demonstrated that when lower pressures are used over a longer period of time, larger volumes of anesthetic can be effectively delivered into the PDL space. These lower pressures are very difficult to produce with any handheld syringe and impossible to consistently produce with a PDL Injector. Our modified PDL injection, administered with the CompuDent, can be used on any tooth and differs significantly from the traditional PDL injection as administered with the PDL Injector or syringe. Using these devices requires the delivery of a relatively small volume of anesthetic solution under tremendous pressure while the CompuDent allows the operator to deliver a larger volume, under controlled pressure using a slow, controlled flow rate. The modified PDL injection can be used for primary anesthesia as well as the traditional supplementary injection to a mandibular block. Successful administration of the PDL also reduced the number of visits and time required for many procedures.

     While CompuDent has enhanced the practitioners' ability to perform a successful PDL injection, there is still one component missing -- the ability to know for certain that the needle is in the PDL. By using pressure/force feedback to control the flow rate, one could predictably produce successful PDL injections.

     We have reduced to practice the use of pressure/force feedback and control in our CompuFlo device discussed below. The proposed PDL Injector combines our computer controlled injection system from CompuDent with our patented pressure sensing technology to scientifically ensure a successful PDL injection. This pressure sensing technology provides real-time measurement during an injection that we believe will allow the practitioner to properly position the needle and inject a sufficient volume of anesthetic. We have begun discussions with a major international manufacturer of dental equipment for their distribution, on an exclusive worldwide basis of our proposed PDL Injector. Marketing of the proposed PDL Injector Device can begin once we obtain a 510(k) clearance the FDA, which we expect to apply for during the first half of 2004.

MEDICAL PRODUCTS

 CompuMed

     In 2001 Milestone introduced CompuMed, an anesthetic injection system designed to meet the needs of the medical market. CompuMed provides benefits similar to CompuDent. CompuMed allows a number of medical procedures, now requiring IV sedation, to be performed with only local anesthesia because of the significantly reduced pain. Also, dosages of local anesthetic can often be significantly reduced, thus reducing side effects, accelerating recovery times, lowering costs and minimizing complications. CompuMed is now gaining acceptance in a variety of discrete medical applications including colorectal surgery, podiatry, dermatology, including Moh's surgery for the removal of basal cell carcinomas and other oncological dermatologic procedures, nasal and sinus surgery, including rhinoplasty, hair transplantation and plastic surgery.

     An independent clinical study conducted by researchers at the University of Southern California and published in May 2001, in colorectal surgery, confirmed that patients experienced significantly less pain when the CompuMed system was used. The study was terminated before accruing its initial target number of patients because the researchers considered it unethical not to use CompuMed exclusively. In another clinical study conducted in 2001 by researchers at Scholl College of Podiatric Medicine in Chicago Illinois, which was presented as an abstract in the field of podiatry, CompuMed was compared with the traditional hypodermic syringe for obtaining regional anesthetics in the hallux. The results stated that the moderate pain associated with the traditional syringe decreased to nearly non-existent when using the CompuMed.

     Also, in 2002, we sold 21 units of CompuMed to a national hair restoration provider.

PROPOSED PRODUCTS

 CompuFlo

     Milestone has developed CompuFlo, a prototype injection, perfusion and aspiration device, that embodies a new technology that Milestone believes, will provide it with entry into new markets, specifically the large hospital sector. CompuFlo provides a real time readout of pressures, fluid densities and flow rates in the delivery and removal of a wide array of liquid drugs and other fluids, including bodily fluids. Due to cash constraints, Milestone has not yet developed devices embodying this technology for specific applications. A major medical center has commenced two clinical pilot studies using the CompuFlo pressure sensing technology. The first study is to evaluate identification of the epidural space during epidural anesthesia commonly used for postoperative pain management and pain relief during childbirth. The second study is designed to determine whether measuring and controlling injection pressures of local anesthetics may aid in reducing the risk of peripheral nerve injury while increasing patient safety. No assurances can be given that these clinical studies will prove CompuFlo efficacious for these purposes.

 SafetyInfuse Wand

     Milestone has also developed SafetyInfuse Wand, a safety engineered IV catheter introducer. This product is designed to allow a practitioner to introduce an IV catheter into a vein using a single-handed, automatic safety engineered device. Protraction and retraction can be accomplished with a single hand, further enhancing the safety feature. It is a fail-safe device; that is, if the safety components break or fail to operate, then the needle moves into its protected state thus ensuring optimal safety to the end user. A major advantage of the SafetyInfuse Wand is that it can be used multiple times on a single patient, following a failure to introduce the catheter into the vein. Due to cash constraints, Milestone has not yet applied for 510(k) FDA marketing clearance for the SafetyInfuse Wand, but we expect to do so in 2004.

MANUFACTURING

     CompuDent and CompuMed units are manufactured for us by Tricor Systems, Inc. ("Tricor") pursuant to specific purchase orders. In order to fund certain expenses of Tricor, we have advanced funds to Tricor. These advances are reduced as Tricor makes shipments to us. Net advances to Tricor as of December 31, 2001 and 2002 and September 30, 2003 were approximately $690,000, $398,000, and $250,000, respectively. The Wand disposable handpiece is manufactured for us in Mexico by Nypro Precision Assemblies ("NPA"), a subsidiary of Nypro Inc. Pursuant to scheduled production requirements. NPA utilizes molds, semi-automated assembly equipment and packaging equipment purchased by us. These products are sterilized in California and shipped to our fulfillment center in Pennsylvania. The Wand Handpiece with Needle is supplied to us by United Systems, which arranges for its manufacture by manufacturers in China. We may expand our relationship with this supplier to include production of other types of handpieces. All of the manufacturers for our products, including those supplying United Systems, are ISO compliant.

MARKETING

 Marketing Background

     When we launched CompuDent in 1997, we relied on four major dental dealers to distribute our products. While this achieved broad access to dental offices, the nature of a typical sales visit by these dealers' representatives proved to be counterproductive to the training requirements of CompuDent. Though more than 15,000 units were sold in the first quarter following launch, this distribution method distanced us from our customers and made it impossible to provide customer support and adequate clinical training. These factors, coupled with introduction problems typically associated with new technology and early product design problems, now resolved, led to disgruntled customers and limited handpiece use. Therefore, in 2000 we began selling directly to customers. We hired a sales manager and eleven direct sales representatives to cover major metropolitan areas. However, the then sales price for CompuDent was inadequate to cover our direct expenses, including compensation to our representatives. We also experienced difficulty gaining access to dental offices because the representatives had a single product and the technology was still new to the market.


 New Marketing Plan -- Dentistry -- Domestic

     In January 2003, we developed a new sales and marketing plan, which reflected five years of lessons learned in the marketplace. We increased the base price of CompuDent from $1,495 to $1,995 that allowed us to recruit and adequately compensate our sales force and support staff. We developed a comprehensive training plan to enable our reps to provide orientation and training to new customers, and to foster increased usage of disposable handpieces. By September 30, 2003, we had a force of 12 sales representatives providing sales coverage in urban areas in 12 states. The typical independent rep manages a territory of approximately 3,500 to 5,000 dentists within a large metropolitan area. We support these independent sales reps in several important ways:

     o our sales support staff set appointments to help the reps gain access to dental offices;

     o we generate sales leads for them through our attendance at an average of 20 trade shows a year and through limited advertising and direct mail campaigns;

     o  we provide technical and service support;

     o we provide them with access to our existing customer base for the purpose of increasing utilization of handpieces as well as converting customers to a subscription program, the Milestone Saving Plan, under which they commit to the monthly purchase of handpieces at a discount from our regular prices; and

     o in September 2003, we began distributing the CoolBlue Wand which helps our sales force gain access to dental offices for sales of CompuDent.

     Also, in 2002 we entered into a non-exclusive distribution agreement with Benco Dental, granting them rights to distribute CompuDent and its handpieces in designated portions of the eastern U.S. Benco failed to achieve specified minimum purchase requirements and we now have the right to terminate the agreement upon notice to Benco. However, we continue to sell limited amounts of units and handpieces to Benco at a discount to our direct customers.

     With a growing new sales force and the acquisition of rights to new products to facilitate access to dental offices, we intend to direct our marketing efforts to capturing new customers from specialty practitioners, including periodontists, pedodontists, endodontists and cosmetic/restorative dentists.


 Dentistry -- International Marketing

     We manage the sales and marketing support for Canada, Mexico, Brazil and Japan. Throughout the rest of the world, we distribute our products through two master distributors who manage an extensive network of independent dealers. The role of these principal distributors, Milestone Medical Technologies ("MMT") and United Systems, Inc ("United"), includes identification of suitable local distributors, establishment of distribution arrangements, supporting local marketing efforts and acting as liaison with the parent company. International sales represented 18%, 22% and 33% of sales in 2001 and 2002, and the first six months of 2003, respectively.

     MMT is our principal distributor for Europe, Africa and the Middle East. MMT is our largest customer, representing 55%, 63% and 77% of our international revenues in 2001, 2002 and the first nine months of 2003, respectively, and 10%, 14% and 26% of total sales in those periods, respectively.

     United Systems is our principal distributor in China, Taiwan, and South Korea. Handpiece use for these territories is less than in Europe and the US. In 2001, 2002 and the first nine months of 2003, respectively, sales to these territories represented fewer than 1% of our total revenues, for all those periods.

     In addition, sales to Yoshida Dental Manufacturing Company of Japan, Synca (our distributor in Canada) and Moyco (our distributor in Mexico) in 2001, 2002 and the first nine months of 2003, represented collectively, 7%, 8% and 6%, respectively.

     After this offering, we plan to hire a dedicated sales manager for each of the three major regions -- Europe, Asia and Latin America, to oversee the implementation of this sales and marketing strategy and to ensure that the distributors are provided with adequate training and technical support. We also plan to assist our master distributors to engage new distributors in major markets, to train existing and new distributors and to replace poor performing distributors.


     Proposed Expanded Marketing Program for Dental and Hygiene Schools

     More than 5,000 students graduate annually from dental schools in the U.S. We believe this presents a key opportunity for us to cultivate use of CompuDent early in the dentists' training. We expect to use a portion of the proceeds of this offering to offer special educational assistance programs to dental and hygiene schools in the U.S. and Canada. Our hope is that training in the use of CompuDent will be incorporated into the curriculum of the schools and that students will use the products throughout their training.

     As of September 30, 2003, CompuDent has been added to the curriculum of 8 U.S. and Canadian dental schools and 13 schools providing degrees in dental hygiene. Through our international distribution partners, training in the use of CompuDent systems has also become part of the curriculum in several international dental programs. To properly implement a program of this magnitude and potential importance, we may need to hire a dedicated Academic Director. This Academic Director, ideally either a retired dentist or hygienist, would be responsible for working with the staffs of the chosen institutions on incorporating the product into their curricula.


COMPETITION

     Our anesthetic delivery systems compete with disposable and reusable syringes that generally sell at lower prices and that use established and well-understood methodologies and other local anesthetic delivery systems, in both the dental and medical marketplaces.

     Our systems compete on the basis of their performance characteristics and the benefits provided to both the practitioner and the patient. Clinical studies have shown that our systems reduce fear, pain and anxiety for some patients, and we believe that they can also reduce practitioner stress levels. CompuDent can be used for all local anesthesia techniques that can be performed with a syringe. CompuDent can also be used for new and modified techniques that cannot be performed with traditional syringes. These new techniques allow faster procedures, shorten chair time, while minimizing numbing of the lips and facial muscles, enhance productivity, reduce stress and virtually eliminate pain and anxiety.

     The Luer Lock needle, sold by Milestone, competes with dental needles produced and distributed by a number of major manufacturers and distributors and other producers or distributors of dental products, many of whom have significant competitive advantages because of their size, strength in the marketplace, financial and other resources and broad product lines. Milestone competes on the basis of convenience since it can package the product with an order for disposable handpieces.

     We face intense competition from many companies in the medical and dental device industry, including well-established academic institutions, possessing substantially greater financial, marketing, personnel, and other resources. Most of our competitors have established reputations, stemming from their success in the development, sale, and service of competing dental products. Further, rapid technological change and research may affect our products. Current or new competitors could, at any time, introduce new or enhanced products with features that render our products less marketable or even obsolete. Therefore, we must devote substantial efforts and financial resources to improve our existing products, bring our products to market quickly, and develop new products for related markets. In addition, our ability to compete successfully requires that we establish an effective distribution network. New products must be approved by regulatory authorities before they may be marketed. We cannot assure you that we can compete successfully, that our competitors will not develop technologies or products that render our products less marketable or obsolete, or that we will succeed in improving our existing products, effectively develop new products, or obtain required regulatory approval for those products.

PATENTS AND INTELLECTUAL PROPERTY

     We hold the following U.S. utility and design patents:

                                                                               U.S. PATENT       DATE OF
                                                                                  NUMBER          ISSUE
                                                                             ---------------   ----------
                                 COMPUDENT
Hypodermic Anesthetic Injection Method ...................................      4,747,824        5/31/88
Hypodermic Anesthetic Injection Apparatus & Method .......................      5,180,371        1/19/93
 (CompuFlo, CompuMed, and CompuDent) .....................................
Dental Anesthetic and Delivery Injection Unit ............................      6,022,337         2/8/00
Dental Anesthetic Delivery Injection Unit (continuation of No. 6,022,337)       6,152,734       11/28/00
Dental Anesthetic Delivery Injection Unit (continuation of No. 6,022,337)       6,132,414       10/17/00
Design for a Dental Anesthetic Delivery System Handle ....................       D427,314        6/27/00
Design for a Dental Anesthetic Delivery System Holder ....................       D422,361         4/4/00
Design for a Dental Anesthetic Delivery System Housing ...................       D423,665        4/25/00
Handpiece for Injection Device with a Retractable and Rotating Needle ....      6,428,517         8/6/02

                                SAFETYWAND
Dental Anesthetic and Delivery Injection Unit with Automated Rate
 Control .................................................................      6,652,482       11/25/03

                                 COMPUFLO
Pressure/Force Computer Controlled Drug Delivery System ..................      6,200,289        3/13/01

                                   OTHER
Hypodermic Syringe and Method ............................................      4,877,934       12/19/88
Apparatus and Method for Sterilizing, Destroying and Encapsulating
 Medical Implement Wastes ................................................      4,992,217        2/12/91
Apparatus and Method for Verifiably Sterilizing Destroying and
 Encapsulating Regulated Medical Wastes ..................................      5,078,924         1/7/92
Apparatus and Method for Verifiably Sterilizing, Destroying and
 Encapsulating Regulated Medical Wastes ..................................      5,401,444        3/28/95
Self-Sterilizing Hypodermic Syringe and Method ...........................      5,512,730        4/30/96
Self-Sterilizing Hypodermic Syringe and Method ...........................      5,693,026        12/2/97

     In addition, we have recently received a Notice of Allowance for patent protection on a safety intravenous catheter introduction device from the U.S. Patent Office.

     We also have several patent applications pending before the U.S. Patent and Trademark Office, and hold a number of corresponding patents in Europe and other major markets.

     During the 2002 and 2001 fiscal years, we expensed $147,709 and $49,943, respectively, on research and development activities. The higher costs incurred during 2002 were primarily associated with the development of the SafetyWand.

     We rely on a combination of patent, copyright, trade secret, and trademark laws and employee and third party nondisclosure agreements to protect our intellectual property rights. Despite the precautions taken by us to protect our products, unauthorized parties may attempt to reverse engineer, copy, or obtain and use products and information that we regard as proprietary, or may design products serving similar purposes that do not infringe on our patents. Litigation may be necessary to protect our intellectual property rights and could result in substantial cost to us and diversion of our efforts by with no guarantee of success. Our failure to protect our proprietary information and the expenses of doing so could have a material adverse effect on our operating results and financial condition.

     While there are no current claims that our products infringe the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products or that any such assertion may not require us to cease selling such products, or to enter into arrangements that require us to pay royalties, or to engage in costly litigation. Although we have received no claims of infringement, it is possible that infringement of existing or future patents or proprietary rights of others may occur. In the event that our products infringe upon patent or proprietary rights of others, we may be required to modify our processes or to obtain a license. There can be no assurance that we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do so would have a material adverse effect on us.

GOVERNMENT REGULATION

     The FDA cleared CompuDent system and its disposable handpiece for marketing in the U.S., for dental applications in July 1996, the CompuMed system for marketing in the U.S. for medical applications in May 2001 and the SafetyWand for marketing in the U.S. for dental applications in September 2003. For us to commercialize our other products in the United States, we will have to submit additional 510(k) applications with the FDA.

     The manufacture and sale of medical devices and other medical products are subject to extensive regulation by the FDA pursuant to the FDC Act, and by other federal, state and foreign authorities. Under the FDC Act, medical devices must receive FDA clearance before they can be marketed commercially in the United States. Some medical products must undergo rigorous pre-clinical and clinical testing and an extensive FDA approval process before they can be marketed. These processes can take a number of years and require the expenditure of substantial resources. The time required for completing such testing and obtaining such approvals is uncertain, and FDA clearance may never be obtained. Delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA regulatory review of each product submitted. Similar delays also may be encountered in other countries. Following the enactment of the Medical Device Amendments to the FDC Act in May 1976, the FDA classified medical devices in commercial distribution into one of three classes. This classification is based on the controls necessary to reasonably ensure the safety and effectiveness of the medical device. Class I devices are those devices whose safety and effectiveness can reasonably be ensured through general controls, such as adequate labeling, premarket notification, and adherence to the FDA's Quality System Regulation ("QSR"), also referred to as "Good Manufacturing Practices" ("GMP") regulations. Some Class I devices are further exempted from some of the general controls. Class II devices are those devices whose safety and effectiveness reasonably can be ensured through the use of special controls, such as performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness. Generally, Class III devices are limited to life-sustaining, life-supporting or implantable devices.

     If a manufacturer or distributor can establish that a proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to a Class III medical device for which the FDA has not required premarket approval, the manufacturer or distributor may seek FDA marketing clearance for the device by filing a 510(k) Premarket Notification. The 510(k) Premarket Notification and the claim of substantial equivalence may have to be supported by various types of data and materials, including test results indicating that the device is as safe and effective for its intended use as a legally marketed predicate device. Following submission of the 510(k) Premarket Notification, the manufacturer or distributor may not place the device into commercial distribution until an order is issued by the FDA. By regulation, the FDA has no specific time limit by which it must respond to a

510(k) Premarket Notification. At this time, the FDA typically responds to the submission of a 510(k) Premarket Notification within 90 days. The FDA response may declare that the device is substantially equivalent to another legally marketed device and allow the proposed device to be marketed in the United States. However, the FDA may determine that the proposed device is not substantially equivalent or may require further information, such as additional test data, before the FDA is able to make a determination regarding substantial equivalence. Such determination or request for additional information could delay market introduction of our products and could have a material adverse effect on us. If a device that has obtained 510(k) Premarket Notification clearance is changed or modified in design, components, method of manufacture, or intended use, such that the safety or effectiveness of the device could be significantly affected, separate 510(k) Premarket Notification clearance must be obtained before the modified device can be marketed in the United States. If a manufacturer or distributor cannot establish that a proposed device is substantially equivalent to a legally marketed device, the manufacturer or distributor will have to seek premarket approval of the proposed device a more difficult procedure requiring extensive data, including pre-clinical and human clinical trial data, as well as extensive literature, to prove the safety and efficacy of the device.

     Though CompuDent, the SafetyWand and CompuMed have received FDA marketing clearance, there can be no assurance that any of our other products under development will obtain the required regulatory clearance on a timely basis, or at all. If regulatory clearance of a product is granted, such clearance may entail limitations on the indicated uses for which the product may be marketed. In addition, modifications may be made to our products to incorporate and enhance their functionality and performance based upon new data and design review. There can be no assurance that the FDA will not request additional information relating to product improvements, that any such improvements would not require further regulatory review thereby delaying the testing, approval and commercialization of our development products or that ultimately any such improvements will receive FDA clearance.

     Compliance with applicable regulatory requirements is subject to continual review and will be monitored through periodic inspections by the FDA. Later discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on such product or manufacturer, including fines, delays or suspensions of regulatory clearances, seizures or recalls of products, operating restrictions and criminal prosecution and could have a material adverse effect on us.

     We are subject to pervasive and continuing regulation by the FDA, whose regulations require manufacturers of medical devices to adhere to certain QSR requirements as defined by the FDC Act. QSR compliance requires testing, quality control and documentation procedures. Failure to comply with QSR requirements can result in the suspension or termination of production, product recall or fines and penalties. Products also must be manufactured in registered establishments. In addition, labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. The export of devices is also subject to regulation in certain instances.

     The Medical Device Reporting ("MDR") regulation obligates us to provide information to the FDA on product malfunctions or injuries alleged to have been associated with the use of the product or in connection with certain product failures that could cause serious injury. If, as a result of FDA inspections, MDR reports or other information, the FDA believes that we are not in compliance with the law, the FDA can institute proceedings to detain or seize products, enjoin future violations, or assess civil and/or criminal penalties against us, its officers or employees. Any action by the FDA could result in disruption of our operations for an undetermined time.

     In June 2003 we received CE mark in the European Common Market for marketing in Europe of the SafetyWand and the Wand Handpiece with Needle. In July 2003, we obtained regulatory approval to sell CompuDent and its handpieces in Australia and New Zealand.

PRODUCT LIABILITY

     Failure to use any of our products in accordance with recommended operating procedures potentially could result in subjecting users to health hazards or injury. Failures of our products to function properly could subject us to claims of liability. We maintain liability insurance in an amount that we believe is adequate. However, there can be no assurance that our insurance coverage will be sufficient to pay product liability claims brought against us. A partially or completely uninsured claim, if successful and of significant magnitude, could have a material adverse effect on us.


EMPLOYEES

     On January 26, 2004 Milestone had 10 full-time employees, including three executive officers, six sales support staff, a national sales manager, and two part time employees. In addition, 12 independent sales representatives provide us with their services on an independent basis.


FACILITIES

     Our offices are located in Livingston Corporate Park in Livingston, New Jersey. We lease approximately 2,693 square feet of office space under a lease through March 2007, at a cost that we believe to be competitive. We may have to increase our office space in the future, and we believe that we will be able to find adequate premises at reasonable terms. A third party distribution and logistics center in Pennsylvania handles shipping and order fulfillment.

                                  MANAGEMENT

     The current executive officers, directors and key personnel of Milestone and their respective ages as of September 30, 2003 are as follows:

                                                                                          DIRECTOR
NAME                                  AGE                  POSITION                        SINCE
----                                  ---                  --------                      ---------
Leonard A. Osser ..................   56      Chairman and Chief Executive Officer          1991
Stuart J. Wildhorn ................   46      President
Thomas M. Stuckey .................   49      Vice President and Chief Financial Officer
Mark Hochman, D.D.S. ..............   45      Director of Clinical Affairs
Eugene Casagrande, D.D.S. .........   60      Director of Professional Relations
Paul Gregory (2) ..................   68      Director                                      1997
Leonard M. Schiller(1)(2) .........   62      Director                                      1997
Jeffrey Fuller(1) .................   57      Director                                      2003
Leslie Bernhard(1) ................   59      Director                                      2003

------------
(1)   Member of the Audit Committee

(2)   Member of the Compensation Committee


     Leonard A. Osser has been our Chairman and Chief Executive Officer since July 1991. From 1980 until the consummation of Milestone's public offering in November 1995, he was engaged primarily as the principal owner and Chief Executive of U.S. Asian Consulting Group, Inc., a New Jersey based provider of consulting services in "work-out" and "turnaround" situations for publicly and privately owned companies in financial difficulty.

     Stuart J. Wildhorn has been our President since September 2003 and prior to that he had been our Senior Vice President since April 2001. From 1990 until April 2001, Mr. Wildhorn held progressive senior management positions with Datex-Ohmeda, a leading manufacturer of anesthesia and patient monitoring products.

     Thomas M. Stuckey has been our Vice President and Chief Financial Officer since May 1998. Mr. Stuckey is a CPA and CMA and holds a MS degree in Accounting from Syracuse University.

     Dr. Mark Hochman has been a clinical consultant to Milestone since 1997 and has served as the Director of Clinical Affairs and Director of Research and Development since 1999. He has a doctorate of dental surgery with advanced training in the specialties of periodontics and orthodontics from New York University College of Dentistry and has been practicing dentistry since 1984. He holds a faculty appointment as a clinical associate professor at NYU School of Dental Surgery. Dr. Hochman is a recognized world authority on advanced subcutaneous drug delivery systems, has published numerous articles in this area and is personally responsible for inventing much of the technology currently available from Milestone.

     Dr. Eugene Casagrande has been the Director of Professional Relations for Milestone since September 1998. In his capacity, Dr. Casagrande represents Milestone in a variety of clinical and industry related opportunities. Dr. Casagrande is the President and founder of Casagrande Consulting Services, an entity devoted to quality management to the dental industry.

     Paul Gregory has been a director of Milestone since April 1997. Mr. Gregory has been a business and insurance consultant at Innovative Programs Associates Inc. and Paul Gregory Associates Inc. since January 1995 and January 1986, respectively, where he services, among other entities, foreign and domestic insurance groups, law and accounting firms and international corporations.

     Leonard M. Schiller has been a director of Milestone since April 1997. Mr. Schiller has been a partner in the Chicago law firm of Schiller, Klein & McElroy, P.C. since 1977. He has also been President of The Dearborn Group, a residential property management and real estate acquisition company since 1980.

     Jeffrey Fuller has been a director of Milestone since January 2003. Mr. Fuller has been president and owner of two municipal water supply systems, Hudson Valley Water Co. and Lake Lenape Water Co. since 1983 and in addition has been an executive recruiter since 1995.

     Leslie Bernhard has been a director of Milestone since May 2003. Ms. Bernhard co-founded AdStar, Inc., and since 1986 has been its president, chief executive officer and a director. AdStar is an application service provider for the newspaper classified advertising industry.

     All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

     Milestone's Board of Directors has established compensation and audit committees. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all the officers of Milestone, reviews general policy matters relating to compensation and benefits of employees of Milestone, and administers the issuance of stock options to Milestone's officers, employees, directors and consultants. All compensation arrangements between Milestone and its directors, officers and affiliates are reviewed by the compensation committee, the majority of which is made up of independent directors. The Audit Committee meets with management and Milestone's independent auditors to determine the adequacy of internal controls and other financial reporting matters.


            LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. This provision does not eliminate or limit the liability of a director:

     o  for breach of his or her duty of loyalty to us or to our stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions);

     o  for any improper benefit; or

     o for breaches of a director's responsibilities under the Federal securities laws.

     Our certificate of incorporation also provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our certificate of incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons under our certificate of incorporation, we have been informed that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is unenforceable.

                            EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2003, 2002, and 2001 by (i) Milestone's Chief Executive Officer and (ii) the most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the 2003 fiscal year and whose salary as determined by Regulation S-B, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executives").

                          SUMMARY COMPENSATION TABLE

                                                                AWARDS
                                              ANNUAL         COMMON STOCK
                                           COMPENSATION       UNDERLYING
                                              SALARY           OPTIONS
NAME AND PRINCIPAL POSITION     YEAR           ($)              (#)
---------------------------    ------     --------------    -------------
Leonard A. Osser ............   2003         351,770(1)        16,667
   Chief Executive              2002         351,800(2)        16,667
   Officer and Chairman         2001         350,967(3)        16,667
Stuart J. Wildhorn ..........   2003         163,207
   President                    2002         155,400            2,333
                                2001          93,750           16,667
Thomas A. Stuckey ...........   2003         144,835
   Chief Financial              2002         136,267(4)         2,333
   Officer and Vice President   2001         116,905            3,333


------------
(1) Includes $320,000 in deferred compensation but excludes $51,928 paid by Milestone to Marilyn Elson, a certified public accountant, in payment of tax services and assistance with preparation of this registration statement. Ms. Elson is the wife of Mr. Osser.

(2) Includes $320,000 in deferred compensation but excludes $19,049 paid by Milestone to Marilyn Elson, Mr. Osser's wife, in payment of professional tax services.

(3) Includes $350,000 in deferred compensation. The deferred compensation was paid subsequent to year end through the issuance of 208,333 units, each consisting of one share and one six-year warrant to purchase one share at prices ranging from $2.40-$6.00. It excludes $20,850 paid by Milestone to Marilyn Elson.

(4)   Includes a $20,000 bonus paid in 2002.


STOCK OPTIONS

     The following tables show certain information with respect to incentive and non-qualified stock options granted in 2003 to Named Executives under Milestone's 1997 Stock Option Plan and the aggregate value at December 31, 2003 of such options. In general, the per share exercise price of all options is equal to the fair market value of a share of Common Stock on the date of grant.


              OPTION GRANTS IN 2003 INDIVIDUAL GRANTS OF OPTIONS

                                  NUMBER OF        PERCENT OF TOTAL
                              SHARES OF COMMON     OPTIONS GRANTED
                              STOCK UNDERLYING       TO EMPLOYEES      EXERCISE PRICE
NAME                               OPTIONS             IN 2002             ($/SH)        EXPIRATION DATE
----                         ------------------   -----------------   ---------------   ----------------
Leonard A. Osser .........        16,667 (1)           100%                $ .87             01-01-08

------------
(1)   Options vest December 1, 2007

                    AGGREGATED 2003 YEAR END OPTIONS VALUES
                 FOR OPTIONS GRANTED PRIOR TO AND DURING 2003

                                      NUMBER OF SHARES OF
                                             COMMON
                                        STOCK UNDERLYING       VALUE OF UNEXERCISED
                                          UNEXERCISED          IN-THE-MONEY OPTIONS
                                     OPTIONS AT 12-31-2002       AT 12-31-2002(1)
                                          EXERCISABLE              EXERCISABLE
               NAME                      UNEXERCISABLE            UNEXERCISABLE
---------------------------------   -----------------------   ---------------------
     Leonard A. Osser ...........         0 / 66,667              $0 / $28,583
     Stuart J. Wildhorn .........       12,667 / 6,333            $1,167 / $583
     Thomas M. Stuckey ..........        20,222 / 778             $1,167 / $583

------------
(1) Based on the closing price on December 31, 2003 of $3.09 as quoted on the American Stock Exchange.


EMPLOYMENT CONTRACTS

     As of January 1, 1998 Milestone entered into an Employment Agreement with Mr. Osser, which provides for an initial term expiring on December 31, 2002, with a two-year non-competition period at the end of the term. The term is automatically extended for successive one-year periods, unless prior to December 1 of any year either party notifies the other of its election not to extend the term. Neither party has given notice to the other. Under the Agreement Mr. Osser serves as our full-time Chief Executive Officer and receives annual base pay of $350,000, increasing to reflect cost of living adjustments commencing on January 1, 2001. In addition, during January 1998 and each of the next four Januarys Milestone shall grant Mr. Osser an option to purchase 16,667 shares of Common Stock exercisable only during the last 30 days of the five-year option term unless Milestone achieves certain financial goals to be specified annually by the Compensation Committee. Additionally, as soon as financial statements for each year commencing with 1998 are completed, Milestone shall grant the executive an additional option to purchase up to 16,667 shares depending upon the achievement of specified performance goals. Further, Mr. Osser shall receive the opportunity to earn cash bonuses of up to $200,000 per year depending upon the achievement of performance targets to be specified by the Option Committee.

     On July 7, 1998, at his sole discretion, Mr. Osser implemented a voluntary reduction of his annual base salary, reducing his annual base pay from $350,000 to $188,462. The voluntary reduction has been described by Mr. Osser as being both temporary and having no effect upon his rights under his employment agreement with Milestone. Such reduction remained in effect until August 5, 2000. At that time, Mr. Osser began to defer his salary at the $350,000 annual base. At December 31, 2000, his deferred compensation was $141,346. In December 2001, Milestone reached an agreement with Mr. Osser to satisfy the $491,346 of unpaid salary. The agreement calls for the issuance of 204,728 units. Each unit consists of one share of Milestone common stock and one warrant to purchase an additional share of such common stock. The warrants will be exercisable at $2.40 per share through January 31, 2003, thereafter at $3.00 per share through January 31, 2004, and thereafter at $6.00 per share through January 31, 2007, at which time they will expire. On March 31, 2003, Mr. Osser signed an agreement deferring $640,000 of his annual salary until April 1, 2004. On October 9, 2003 Mr. Osser signed an agreement according to which he will receive, on the later of January 2, 2004 or the date this offering becomes effective, an estimated 50,375 units, in payment of $336,000 of accrued compensation.

     In December 2003 Milestone entered into a new employment agreement with Mr. Osser for a five-year term commencing January 1, 2004. Under the new agreement Mr. Osser will receive base compensation of $300,000 per year, payable one half in cash and one half in common stock valued at the average closing price of the common stock during the first 15 trading days in the month of December during each year of the term. While the number of shares to be issued will be determined each year, the stock will not be issuable until the end of the term of the agreement. In addition, Mr. Osser may earn annual bonuses up to an aggregate of $300,000, payable one half in cash and one half in common stock, contingent upon Milestone achieving predetermined annual operating cash flow, revenue and earnings targets. For 2004 he can earn a $150,000 bonus based on Milestone achieving break-even cash flow from operations, a $100,000 bonus based on Milestone achieving net revenues of $6,250,000 and a $50,000 bonus based on Milestone achieving break-even earnings, determined in accordance with generally accepted accounting principles. The cash flow bonus and the earnings bonus will not be payable to the extent that the payment thereof will reduce operating cash flow or earnings below break-even, respectively. For purposes of the agreement operating cash flow shall mean cash flow from operations adjusted for financing transactions plus accounts receivable increases and less accounts payable increases. Shares of common stock issued in partial payment of bonuses will be valued at the average closing price of the common stock during the first 15 trading days in the month of March during each year of the term. The stock portion of the bonus awards, if any, will be paid at the end of the term of the agreement.


COMPENSATION OF DIRECTORS

     In 2003, each non-employee director was granted a five-year option to purchase 6,667 shares of our Common Stock at an exercise price of $1.50, a price above the fair market value of a share of our Common Stock on the date of grant. Directors receive no cash compensation.


                           EQUITY COMPENSATION PLANS

                                                         NUMBER OF
                                                     SECURITIES TO BE                                NUMBER OF
                                                        ISSUED UPON        WEIGHTED AVERAGE         SECURITIES
                                                        EXERCISE OF       EXERCISE PRICE OF     REMAINING AVAILABLE
                                                        OUTSTANDING          OUTSTANDING        FOR FUTURE ISSUANCE
                                                        OPTIONS AND          OPTIONS AND           UNDER EQUITY
                                                         WARRANTS              WARRANTS         COMPENSATION PLANS
                                                    ------------------   -------------------   --------------------
Equity compensation plans approved by
 stockholders (1):
Grants under our 1997 Stock Option Plan .........         200,115               $ 3.12                114,218
Equity compensation plans not approved by
 stockholders(2)
 Aggregate Individual Option Grants .............         229,167               $ 6.00             Not Applicable
   Total ........................................         429,282               $ 4.66

------------
(1) Consisting of our 1997 stock option plan covering a total of 333,333 common shares underlying options issuable to officers and other key employees and excluding 2,333 options which were exercised in October 2003 and 16,667 options which were exercised in December 2003. The plan has a term of 10 years and is administered by a committee appointed by the board of directors. The committee, in its sole discretion, determines who is eligible to receive these incentive stock options, how many options they will receive, the term of the options, the exercise price and other conditions relating to the exercise of the options. Stock options granted under the plan must be exercised within a maximum of 10 years from the date of grant at an exercise price that is not less than the fair market value of the common shares on the date of the grant. Options granted to shareholders owning more than 10% of our outstanding common shares must be exercised within five years from the date of grant and the exercise price must be at least 110% of the fair market value of the common shares on the date of the grant.

(2) The aggregate individual option grants outside the Stock Option Plan referred to in the table above include options issued as payment for services rendered to us by outside consultants and providers of certain services. The aggregate individual warrant grants referred to in the table above include warrants granted to investors in Milestone as part of private placements and credit line arrangements.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     In December 2001, we reached an agreement with Mr. Osser to satisfy $491,346 of his deferred compensation through the issuance of 204,728 units, each unit consisted of one share of Milestone common stock and one warrant to purchase an additional share of common stock. These units were issued to Mr. Osser in January 2002.

     In January 2002, we issued 108,333 units to K. Tucker Andersen, a 5% or greater stockholder, each comprised of one share of common stock and one five-year warrant to purchase one share of common stock at prices increasing from $2.40 to $6.00, in consideration for $250,000. We also issued to Mr. Andersen, in January 2002, 11,280 additional units in repayment of interest in the amount of $27,072 accrued under a $500,000 line of credit.

     As of September 30 and November 10, 2003 we issued an aggregate of 147,011 shares of common stock to Mr. Osser in repayment of $404,638 of principal and accrued interest on the 6%/12% notes and the prior extension of these notes and an aggregate of 779,184 shares of common stock to K. Tucker Andersen, in satisfaction of $2,345,304 of principal and accrued interest on the 6%/12%, 8% and 10% notes and the prior extension of these notes. The shares issued to Messrs. Osser and Andersen represented their share of common stock issued to the holders of that debt in the aggregate amount of approximately $5 million, including accrued interest, and Messrs. Osser and Andersen received no extra or special benefit that was not shared on a pro rata basis by all of the holders of that debt.

     On October 9, 2003 we reached an agreement with Messrs. Osser and Andersen to satisfy $1,604,204 of debt, including interest, out of which approximately $404,877 is due to Mr. Osser and $1,199,327 is due to Mr. Andersen. In addition, $384,000 of deferred compensation is due to Mr. Osser because of his deferral of salary under his employment agreement. The debt of Messrs. Osser and Andersen and the deferred compensation to Mr. Osser will be paid through the issuance of units identical to those offered in this offering, on the effective date of this offering. The units will be valued at the initial unit price in this offering.

     We have adopted a policy that, in the future, the audit committee must review all transactions with any officer, director or 5% shareholder.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of our common shares as of the date of this prospectus by:

     o each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding common shares;

     o  each of our directors;

     o  each Named Executive above; and

     o  all of our directors and executive officers as a group.

     The following table does not take into account any common shares sold as a result of the exercise of the over-allotment option granted to the representative. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the common shares owned by them. The individual shareholders have furnished all information concerning their respective beneficial ownership to us.

                                                     SHARES OF
                                                   COMMON STOCK
                                                   BENEFICIALLY        PERCENTAGE OF
     NAME OF BENEFICIAL OWNER (1)                    OWNED (2)           OWNERSHIP
     ----------------------------              --------------------   --------------
     EXECUTIVE OFFICERS AND DIRECTORS
     Leonard Osser .........................        1,322,058(3)          20.89%
     Stuart J. Wildhorn ....................           13,444(4)              *
     Thomas M. Stuckey .....................           13,989(5)              *
     Paul Gregory ..........................           10,858(6)              *
     Leonard M. Schiller ...................           30,339(7)              *
     Jeffrey Fuller ........................            6,667(8)              *
     Leslie Bernhard .......................            6,667(9)              *
     All directors & executive officers as a
       group (7 persons) ...................        1,404,022(10)         21.90%
     5% AND GREATER STOCKHOLDERS
     K. Tucker Andersen ....................        1,316,717(11)         21.54%
     Cumberland Associates, LLC ............          660,258(12)         10.80%

------------
*     Less than 1%

(1)   The addresses of the persons named in this table are as follows: Leonard
      A. Osser, Stuart Wildhorn and Thomas M. Stuckey are all at 220 South Orange Avenue, Livingston Corporate Park, Livingston, NJ 07039; Paul Gregory, Innovative Programs Associates Inc., 370 E. 76th Street, New York, New York 10021; Leonard M. Schiller, Schiller, Klein & McElroy, P.C., 33 North Dearborn Street, Suite 1030, Chicago, Illinois 60602; Jeffrey Fuller, Eagle Chase, Woodbury, NY 11797; Leslie Bernhard, AdStar, Inc., 4553 Glencoe Avenue, Suite 325, Marina del Rey, California 90292;
      K. Tucker Anderson, c/o Cumberland Associates LLC, 1114 Avenue of the Americas, New York, New York 10036; and Cumberland Associates, LLC, 1114 Avenue of the Americas, New York, New York.

(2) A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the filing of this proxy statement upon the exercise of options and warrants or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not held by any other person) and that are exercisable or convertible within 60 days from the filing of this report have been exercise or converted. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned. All percentages are determined based on the number of all shares, including those underlying options exercisable within 60 days from the filing of this proxy statement held by the named individual, divided by 6,112,678 outstanding shares on December 15, 2003 and those shares underlying options exercisable within 60 days from the filing of this proxy statement, held by the named individual.

(3) Includes (i) 204,728 shares issuable upon exercise of stock options within 60 days of the date hereof, which until January 31 are exercisable at $3.00, and beginning February 1, 2004 will be exercisable at $6.00 and
      (ii) warrants immediately exercisable to purchase 11,904 shares at $5.25 per share.

(4) Includes 11,111 shares subject to stock options, exercisable within 60 days of the date hereof at $7.50 per share and 2,333 shares subject to stock options, exercisable within 60 days of the date hereof at $2.25 per share.

(5) Includes 8,333 shares subject to stock options, exercisable within 60 days of the date hereof at $6.5625 per share, 2,222 shares subject to stock options exercisable within 60 days of the date hereof at $7.50 per share and 2,333 shares subject to stock options exercisable within 60 days of the date hereof at $2.25 per share. Mr. Stuckey disclaims beneficial ownership of (i) 3,333 shares which are held by his wife as custodian for their children, and (ii) 567 shares which are owned by his wife in her IRA.

(6) Includes 50 shares held by Mr. Gregory's wife, 4,141 shares subject to stock options, exercisable within 60 days of the date hereof at $6.5625 per share, and 6,667 subject to stock options, exercisable within 60 days of the date hereof at $1.50 per share.

(7) Includes 4,141 shares subject to stock options, exercisable within 60 days of the date hereof at $6.5625 per share, 6,667 shares subject to stock options, exercisable within 60 days of the date hereof at $1.50 per share and 19,531 shares subject to stock options exercisable within 60 days of the date hereof at $9.00 per share.

(8) Includes 6,667 shares subject to stock options, exercisable within 60 days of the date hereof at $1.50 per share.

(9) Includes 6,667 shares subject to stock options, exercisable within 60 days of the date hereof at $1.50 per share

(10) Includes 285,541 shares subject to stock options, 11,904 shares subject to warrants all of which are exercisable within sixty (60) days of the date hereof and 30,667 shares to which he has shared voting and dispositive power.

(11) Based solely upon an amendment to Schedule 13D filed by K. Tucker Andersen with the Securities and Exchange Commission on November 13, 2003.

(12) Based solely upon Form 4 filed by Cumberland Associates, LLC with the Securities and Exchange Commission on November 5, 2003.

     All of the common shares set forth in the above table are covered by lock-up agreements prohibiting their sale, assignment or transfer for 90 days following the date of this prospectus without the prior written consent of the representative.

                           DESCRIPTION OF SECURITIES

     As of the date of this prospectus, our authorized capital stock consists of 55,000,000 shares consisting of 50,000,000 of common stock, par value $.001 per share and 5,000,000 shares of preferred stock par value $.001 per share. After this offering, we will have 9,199,604 shares of common stock issued and 9,166,271 outstanding (9,526,271 outstanding if the over-allotment option is exercised in full) and 25,356 shares of series A preferred stock. As of the date of this prospectus, we have 6,112,678 shares of common stock outstanding.


UNITS

     Each unit consists of two shares of common stock and one warrant to purchase one share of common stock. The shares and the warrants included in the units will not trade separately until the 31st day following the effective date of this offering, unless the representative of the underwriters determines that separate trading of the public warrants shall occur earlier. At closing, we will deliver only unit certificates. An investor can request physical delivery of the certificate and can immediately request that the unit certificate can be exchanged for stock and unit certificates. If the investor does so before the stock and warrants trade separately, trades based on the stock and warrant certificates will mot clear until trading in those securities commences.


COMMON STOCK

     The holders of outstanding shares of common stock are entitled to receive dividends out of legally available assets when and to the extent determined by our board of directors from time to time. Each stockholder is entitled to one vote for each share held by him on each matter submitted to a vote of stockholders. At an election of directors, each director is elected by a plurality of the voting shares of common stock. The shares of common stock are not entitled to preemptive rights and are not convertible or redeemable. In the case of a liquidation, dissolution or other termination of our business, the holders of common stock are entitled to share ratably in the distribution of all of our assets remaining available for distribution after all of our liabilities have been satisfied. Each outstanding share of common stock is, and all shares of common stock to be outstanding after this offering is completed will be, fully paid and nonassessable.


WARRANTS

     General. The warrants issued in this offering may be exercised at any time
beginning on the 31st calendar day after this offering and ending on     ,
2005. Each warrant entitles the holder to purchase one share of common stock at
an exercise price of $   per share [150%] of the closing market price of our
common stock on the pricing date of this offering]. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised.

     Redemption. Beginning six months after the effective date of this offering, we will have the right to redeem the warrants at a price of $0.25 per warrant, after providing 30 days' prior written notice to the warrantholders, at any time after the closing price for our common stock, as reported on the principal exchange on which our stock trades, was at or above [200% of the price of our common stock on the effective date of this offering] for any five consecutive trading days. We will send a written notice of redemption by first class mail to holders of the warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication or otherwise will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell the warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.

     We may not give a notice of redemption of the warrants unless the underlying shares are covered by an effective registration statement. Additionally, an effective registration statement must be in place for at least 30 calendar days after mailing of the notice of redemption before the redemption may be effected. Consequently, if an effective registration statement covering the underlying shares is in place at the time that we mail our notice of redemption, but, during the notice period, the registration statement ceases to be in effect (or is suspended), then the notice period will automatically be extended for that number of calendar days equal to the number of calendar days of cessation (or suspension), unless waived in writing by the warrant holder.

     Exercise. The holders of the warrants may exercise them only if an appropriate registration statement is then in effect and if the common stock issuable upon their exercise are qualified for sale under the securities laws of the state in which the holder resides. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.

     Adjustments of exercise price. The exercise price of the warrants will be adjusted if we declare any stock dividend to stockholders or effect any split or share combination with regard to our common stock. If we effect any stock split or stock combination with regard to our common stock, the exercise price in effect immediately before the stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the exercise price will also result in an adjustment of the number of shares underlying a unit warrant or, if we elect, an adjustment of the number of warrants outstanding.

     In order for you to exercise the warrants, the shares of common stock underlying them must be covered by an effective registration statement and, if the issuance of shares is not exempt under state securities laws, must be properly registered with state securities regulators. At present, we plan to have a registration statement current when the warrants are exercised and, to the extent that the underlying shares do not qualify for one or more exemptions under state securities laws, we intend to register the shares with the relevant authorities. However, we cannot provide absolute assurances that state exemptions will be available, the state authorities will permit us to register the underlying shares, or that an effective registration statement will be in place at the relevant time(s). These factors may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.

PREFERRED STOCK

     Under our Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. The board of directors may fix the number of shares, designations, preferences, powers and other special rights of each series of the preferred stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, affect adversely the rights and powers, including voting rights, of the holders of common stock, or have the effect of delaying, deferring or preventing a change in control in Milestone.

     No shares of the preferred stock have yet been issued or designated. However, we are obligated to issue 25,356 shares of Series A convertible preferred stock to a non-affiliate noteholder who agreed to take these shares in exchange for his portion of approximately $5 million of secured debt. Initially these shares of the Series A preferred stock will be convertible into one share of common stock (three shares after giving effect to the proposed one-for-three reverse stock split). The Series A preferred stock will vote together with the common stock as a single class and will have one vote for each share of common stock into which it is convertible. It will have a liquidation preference of $1.00 per share and will be entitled to 8% cumulative annual dividends on the amount of its liquidation preference, in cash or common stock, at Milestone's option, until conversion. The Series A preferred stock will become convertible into common stock six months after the closing of this offering and unless converted earlier, will automatically convert to common stock on November 1, 2005.

OPTIONS AND WARRANTS

     As of the date of this prospectus, we had outstanding 200,115 compensatory stock options granted to employees and directors. These options have exercise prices ranging from $.87 to $18.00 per share and expire between February 2005 and January 2008. Of these options, 70,337 are currently exercisable.

     As of the date of this prospectus, we had outstanding 229,167 compensatory stock options granted to non-employees. These options have exercise prices ranging from $1.50 to $13.50 per share and expire between July 2005 and May 2008. Of these options, 176,944 are currently exercisable.

     As of the date of this prospectus, we had outstanding 799,730 warrants. These options have exercise prices ranging from $1.56 to $9.00 per share and expire between February 2005 and January 2007. All of these options are currently exercisable.

REGISTRATION RIGHTS

     As of the date of this prospectus, 226,323 shares of common stock, including shares underlying warrants and convertible debentures are covered by registration rights agreements with the holders of these securities. Regarding 102,195 shares of common stock, there is an informal understanding that we will file a registration statement in connection with these shares. Regarding 53,419 shares, we have agreed to use our reasonable best efforts to file a registration statement covering these shares. The remaining 70,709 are covered by agreements according to which we will include them in the next Registration Statement on Form S-3 that we file with the SEC, provided they have not yet become eligible to sell their shares under Rule 144.

AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any supermajority vote requirements.

TRANSFER AGENT, WARRANT AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock and the warrant agent for the warrants is Continental Stock Transfer & Trust Company, located in New York, New York.


                                 UNDERWRITING


     The underwriters named below have severally agreed, subject to the terms and conditions contained in an underwriting agreement with us, to purchase 1,440,000 units, each unit consisting of two shares of common stock and one public warrant to purchase one share of common stock from us at the price set forth on the cover page of this prospectus, in accordance with the following table:


                                                         NUMBER OF
UNDERWRITER                                               SHARES
-----------                                             ----------
           Paulson Investment Company, Inc. .........
           S.W. Bach & Company ......................
                                                        ----------
           Total ....................................
                                                        ==========


     Nature of Underwriting Commitment. The underwriting agreement provides that the underwriters are committed to purchase all the units offered by this prospectus if any units are purchased. This commitment does not apply to 216,000 units subject to the over-allotment option granted by us to the representative to purchase additional units in this offering.

     Conduct of the Offering. We have been advised by Paulson Investment Company, Inc., that the underwriters propose to offer the units to be sold in this offering directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain
securities dealers at that price less a concession of not more than $0.   per
share. The underwriters may allow, and those dealers may reallow, a concession
not in excess of $0.   per share to certain other dealers. After the shares are
released for sale to the public, the underwriters may change the offering price and other selling terms from time to time. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

     The underwriters have informed us that they do not expect to confirm sales of units offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.


     Over-allotment Option. We have granted the underwriters an option, expiring 45 days after the date of this prospectus, to purchase up to 216,000 additional units from us on the same terms as set forth in this prospectus with respect to the 1,440,000 units. The underwriters may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the units offered by this prospectus.


     Offering Discounts. The following table shows the per unit and total underwriting discounts to be paid by us to the underwriters. These amounts are shown assuming no exercise and full exercise, respectively, of the underwriters' over-allotment option described above:

                                                                          TOTAL WITHOUT       TOTAL WITH
                                                                         OVER-ALLOTMENT     OVER-ALLOTMENT
                                                           PER UNIT          OPTION             OPTION
                                                         ------------   ----------------   ---------------
Total underwriting discount to be paid by us .........   $                  $                 $

     Expense Allowance. We have agreed to pay to Paulson Investment Company, Inc., a non-accountable expense allowance equal to three percent of the aggregate public offering price of the units sold by us in this offering (including units sold on exercise of the underwriters' over-allotment option).

     Representative's Warrants. On completion of this offering, we will issue to the representative of the underwriters, Paulson Investment Company, Inc.,
warrants to purchase from us up to 120,000 units, for a price of $      per
unit (120%). These warrants are exercisable during the four-year period beginning one year from the date of this prospectus. These warrants are not transferable or assignable for one year following the effective date of this prospectus, except to an individual who is an officer or partner of the underwriters and members of the selling group, by will or by the laws of descent and distribution, and are not redeemable.

     The holder of these warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized on the sale of the units issuable upon exercise of these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part. During the term of these warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

     Indemnification. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

     Lock-up Agreements. Our officers, directors and the holders of 5% or more of our securities have agreed not to sell or transfer any shares of our common stock or equity securities for ninety days after the date of this public offering, without first obtaining the written consent of Paulson Investment Company, Inc. Specifically, these officers and directors have agreed not to, directly or indirectly:

     o sell or offer to sell any shares of our common stock or equity securities;

     o grant any option to sell any shares of our common stock or equity securities;

     o  engage in any short sale of our common stock or equity securities;

     o pledge or otherwise transfer or dispose of any shares of our common stock or equity securities; or

     o  publicly announce an intention to do any of the foregoing.


     These lock-up agreements presently apply to 3,083,551 shares of our common stock, 392,331 options or warrants to acquire shares of our common stock and 392,331 shares of common stock underlying these options and warrants. These lock-up agreements apply to all such securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, Paulson Investment Company, Inc. may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the ninety-day period. Currently, there are no agreements by Paulson Investment Company, Inc. to release any of the securities from the lock-up agreements.


     Our officers, directors and the holders of 5% or more of our securities have agreed that, for a period of one year from the date of this prospectus, they will notify Paulson Investment Company, Inc. before they sell our common stock under Rule 144.

     Stabilization and Other Transactions. The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

     o Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

     o Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

     o Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

     o A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

     If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the American Stock Exchange, in the over-the-counter market or otherwise.


                                 LEGAL MATTERS

     The validity of the common shares offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York. Holland & Knight LLP will pass upon certain matters for the underwriters named in this prospectus in connection with this offering. Morse, Zelnick, Rose and Lander, LLP, legal counsel to Milestone, and its affiliates are the holders of 158,463 shares of common stock and options to purchase 71,873 shares of Common Stock.

     In addition, Morse, Zelnick, Rose & Lander LLP will receive 31,056 units following ten days from the closing of this offering in payment of accrued legal fees pursuant to a March 2003 commitment.


                                    EXPERTS

     The Consolidated Financial Statements as of December 31, 2002 and for the years ended December 31, 2001 and 2002, have been audited by J. H. Cohn LLP, independent public accountants, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on J. H. Cohn LLP's report, given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

     In connection with the units offered by this prospectus, we have filed a registration statement on Form S-2 under the Securities Act with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the Securities and Exchange Commission's public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 233 Broadway, 16th Flr., New York, NY 10279, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

     We are registered under the Securities and Exchange Act of 1934 and we file with the SEC annual reports on Form 10-KSB and quarterly reports on Form 10-QSB. The following documents filed by us with the Securities and Exchange Commission are incorporated in this prospectus by reference:

     (1) Annual Report on Form 10-KSB for the fiscal year ended December 31,
         2002;

     (2) Quarterly Report on Form 10-QSB for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 including the amendment to Form 10-QSB for the fiscal quarter ended September 30, 2003, as filed with the Commission on November 14, 2003.;

     (3) Current Reports on Form 8-K filed on April 17, 2003, July 3, 2003 and July 23, 2003; and

     Upon written or oral request, we will provide, without charge, to each person to whom a copy of this prospectus is delivered, a copy of any document incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Milestone Scientific Inc., 220 South Orange Avenue, Livingston, NJ 07039, (973) 535-2717 Attention: Leonard Osser, Chairman and Chief Executive Officer.

     We intend to furnish our shareholders with annual reports containing financial statements audited by our independent public accountants. This prospectus will not be accompanied by our latest annual report to shareholders.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES


                                     INDEX


                                                                                         PAGE
                                                                                         ----
Interim Financial Statements for the Nine Months Ended September 30, 2003
   -- Condensed Consolidated Balance Sheets
        September 30, 2003 (Unaudited) and December 31, 2002 ..........................   F-2
   -- Condensed Consolidated Statements of Operations
        Nine Months Ended September 30, 2003 and 2002 (Unaudited) .....................   F-3
   -- Condensed Consolidated Statements of Cash Flows
        Nine Months Ended September 30, 2003 and 2002 (Unaudited) .....................   F-4
   -- Notes to Condensed Consolidated Financial Statements (Unaudited) ................   F-6

Financial Statements for the Year Ended December 31, 2002
   -- Report of Independent Public Accountants ........................................   F-14
   -- Consolidated Balance Sheet at December 31, 2002 .................................   F-15
   -- Consolidated Statements of Operations years ended December 31, 2002 and 2001 ....   F-16
   -- Consolidated Statements of Changes in Stockholders' Deficiency years ended
        December 31, 2002 and 2001 ....................................................   F-17
   -- Consolidated Statements of Cash Flows years ended December 31, 2002 and 2001 ....   F-19
   -- Notes to Consolidated Financial Statements ......................................   F-21

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

                                                                         SEPTEMBER 30,      DECEMBER 31,
                                                                              2003              2002
                                                                        ---------------   ----------------
                                                                          (UNAUDITED)
                                ASSETS
Current Assets:
 Cash ................................................................. $    95,870       $     9,683
 Accounts receivable, net .............................................     611,602           239,435
 Inventories ..........................................................     255,288           119,291
 Advances to contract manufacturer ....................................     250,360           300,000
 Deferred debt financing costs, net ...................................          --           159,877
 Prepaid expenses .....................................................      61,611            64,952
                                                                        -----------       -----------
       Total current assets ...........................................   1,274,731           893,238
Equipment, net ........................................................     205,158           227,207
Advances to Contract Manufacturer -- Long term ........................          --            87,935
Deferred Debt Financing -- Long term ..................................       1,964                --
Other Assets ..........................................................      32,333            32,333
                                                                        -----------       -----------
       Totals ......................................................... $ 1,514,186       $ 1,240,713
                                                                        ===========       ===========
                 LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current Liabilities:
 Account payable, including $32,000 to related parties................. $ 1,177,061       $ 1,269,523
 Accrued expenses .....................................................      57,080            86,492
 Accrued interest .....................................................     197,585           169,519
 Note payable net of debt discount ....................................     915,485         4,581,708
 Notes payable-officer/stockholder ....................................     376,215                --
                                                                        -----------       -----------
       Total current liabilities ......................................   2,723,426         6,107,242
Accounts payable, including $160,000 to related parties................     492,193                --
Accrued interest ......................................................       1,042           139,323
Deferred compensation payable to officer/stockholder ..................     560,000           320,000
Notes payable, net of debt discount ...................................     582,514           480,091
Notes payable -- officer/stockholder ..................................      32,000           300,000
                                                                        -----------       -----------
       Total liabilities ..............................................   4,391,175         7,346,656
                                                                        -----------       -----------
Commitments and Contingencies
Stockholders' Deficiency:
 Preferred stock, par value $.001; authorized 5,000,000 shares.........          --                --
 8% Cumulative convertible preferred par value $.001; authorized and
   issued 25,365 shares; ..............................................          25                --
 Common stock, par value $.001; authorized, 50,000,000 shares;
   5,890,875 shares and 4,244,457 shares issued, at September 30, 2003
   and December 31, 2002, respectively ................................       5,891             4,244
 Additional paid-in capital ...........................................  41,622,760        36,608,096
 Accumulated deficit .................................................. (43,574,149)      (41,786,767)
 Unearned compensation ................................................     (20,000)          (20,000)
 Treasury stock, at cost, 33,333 shares ...............................    (911,516)         (911,516)
                                                                        -----------       -----------
       Total stockholders' deficiency .................................  (2,876,989)       (6,105,943)
                                                                        -----------       -----------
         Totals ....................................................... $ 1,514,186       $ 1,240,713
                                                                        ===========       ===========

           See Notes to Condensed Consolidated Financial Statements.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)


                                                                                     2003                2002
                                                                              -----------------   -----------------
Net sales .................................................................     $   3,101,281       $   3,215,907
Cost of sales .............................................................         1,560,288           1,499,063
                                                                                -------------       -------------
Gross profit ..............................................................         1,540,993           1,716,844
                                                                                -------------       -------------
Selling, general and administrative expenses ..............................         2,491,737           2,712,649
Charge in connection with the closing of the Deerfield, IL facility .......            79,023                  --
Research and development expenses .........................................           112,158              63,928
                                                                                -------------       -------------
   Totals .................................................................         2,682,918           2,776,577
                                                                                -------------       -------------
Loss from operations ......................................................        (1,141,925)         (1,059,733)
Other income ..............................................................                --              72,000
Interest, net .............................................................          (645,457)           (616,519)
                                                                                -------------       -------------
Net loss ..................................................................     $  (1,787,382)      $  (1,604,252)
                                                                                =============       =============
Loss per share -- basic and diluted .......................................     $        (.42)      $        (.39)
                                                                                =============       =============
Weighted average shares outstanding -- basic and diluted ..................         4,217,185           4,084,341
                                                                                =============       =============

           See Notes to Condensed Consolidated Financial Statements.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)


                                                                                 2003               2002
                                                                           ----------------   ----------------
Cash flows from operating activities:
 Net loss ..............................................................     $ (1,787,382)      $ (1,604,252)
 Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation ........................................................           26,618             41,672
   Amortization of debt discount and deferred financing costs ..........          242,628            234,837
   Loss on disposal of fixed assets ....................................           11,248                 --
   Amortization of advertising cost ....................................               --             24,803
   Stock options issued for services ...................................               --              2,500
   Changes in operating assets and liabilities:
    Increase in accounts receivable ....................................         (372,167)          (153,015)
    (Increase) decrease in inventories .................................         (135,997)            80,614
    Decrease in advances to contract manufacturer ......................          137,575            174,449
    (Increase) decrease in prepaid expenses ............................            3,341            (10,378)
    Increase in other assets ...........................................               --            (19,971)
    Increase in accounts payable .......................................          399,731            169,465
    Increase in accrued interest .......................................          402,827            381,682
    Increase (decrease) in accrued expenses ............................          (29,412)            19,829
    Increase in deferred compensation ..................................          240,000            240,000
                                                                             ------------       ------------
      Net cash used in operating activities ............................         (860,990)          (417,765)
                                                                             ------------       ------------
Cash flows from investing activities-payment for capital expenditures ..          (15,817)           (69,691)
                                                                             ------------       ------------
Cash flows from financing activities:
 Expenses related to registering shares ................................          (22,500)                --
 Proceeds from note payable -- officer/stockholder .....................          180,537                 --
 Payments to note payable -- officer/stockholder .......................          (72,322)                --
 Proceeds from issuance of notes payable ...............................          900,000            525,000
 Payments for deferred financing costs .................................          (22,721)           (40,538)
                                                                             ------------       ------------
      Net cash provided by financing activities ........................          962,994            484,462
                                                                             ------------       ------------
Net Increase (Decrease) in Cash ........................................           86,187             (2,994)
Cash, beginning of period ..............................................            9,683             15,742
                                                                             ------------       ------------
Cash, end of period ....................................................     $     95,870       $     12,748
                                                                             ============       ============

           See Notes to Condensed Consolidated Financial Statements.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)


Supplemental schedule of noncash financing activities:

     In September 2003, the Company granted warrants to purchase 5,000 shares of common stock (with an estimated fair value of $10,400) in connection with a $50,000 credit facility provided by an existing investor. This resulted in an initial increase to debt discount and to additional paid-in capital.

     On September 30, 2003, in consideration for payment of $5,014,267 of aggregate debt and interest, the Company issued 1,646,419 shares of common stock and $25,365 face amount of 8% cumulative convertible preferred stock.

     In June 2003, we granted warrants to purchase 53,419 shares of common stock (with an estimated fair value of $14,423) in connection with a $50,000 credit facility provided by a major existing investor. This resulted in an initial increase to debt discount and to additional paid-in capital.

     During the nine months ended September 30, 2003, pursuant to the 6%/12% promissory note agreements, we converted $206,989 of accrued interest into additional principal.

     In January 2002, we issued 11,280 units consisting of one share of common stock and one warrant to purchase an additional share of common stock in exchange for payment of accrued interest totaling $27,072.

     In January 2002, in consideration for payment of $491,346 in deferred compensation, we issued 204,728 units (consisting of one share of common stock and one warrant to purchase an additional share of common stock).The warrants are exercisable at $2.40 per share through January 31, 2003; at $3.00 per share through January 31, 2004 and thereafter at $6.00 per share through January 31, 2007.

     In January 2002, pursuant to the 20% promissory note agreements, we converted $63,377 of accrued interest into additional principal.

     In April 2002, pursuant to the 20% promissory note agreements, we converted $65,168 of accrued interest into additional principal.

     In April 2002, pursuant to the debt restructuring, we recorded a deferred financing charge of $329,572. This resulted in an increase to notes payable of $140,203 and accrued interest of $189,369.

     In September 2002, pursuant to the 6%/12% promissory note agreements, the Company converted $41,512 of accrued interest into additional principal.

     In August 2002, the Company issued 66,667 shares of common stock in exchange for payment of $90,000 of outstanding legal fees.

     In July 2002, the Company issued 62,500 units consisting of one share of common stock and one warrant to purchase an additional share of common stock to a vendor as consideration for services rendered in accordance with the agreement valued at $150,000.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES

     The unaudited condensed consolidated financial statements of Milestone Scientific Inc. and Subsidiaries (the "Company" or "Milestone") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

     These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in our Annual Report on Form 10-KSB. The accounting policies used in preparing these unaudited condensed consolidated financial statements are the same as those described in the December 31, 2002 consolidated financial statements.

     In the opinion of Milestone, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of September 30, 2003 and the results of operations for the nine months ended September 30, 2003 and 2002.

     The results reported for the nine months ended September 30, 2003 and 2002 are not necessarily indicative of the results of operations which may be expected for a full year.


NOTE 2 -- BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements have been prepared assuming Milestone will continue as a going concern. However, as shown in the accompanying condensed consolidated financial statements, Milestone incurred net losses of approximately $1,787,000 and $1,604,000 and negative cash flows from operating activities of approximately $861,000 and $418,000 during the nine months ended September 30, 2003 and 2002, respectively. As a result, Milestone had a cash balance of only approximately $96,000, a working capital deficiency of approximately $1,449,000 and a stockholders' deficiency of approximately $2,877,000 as of September 30, 2003. These matters raise substantial doubt about Milestone's ability to continue as a going concern. Management believes that its initial concerns about Milestone's ability to continue as a going concern have been alleviated by recent actions taken by Milestone as well as management's plans which are discussed below.

     Further, management believes that, in the absence of substantial increase in revenue, it is probable that Milestone will continue to incur losses and negative cash flows from operating activities through at least September 30, 2004 and that Milestone will need to obtain additional equity or debt financing, as well as to continue its ability to defer its obligations, to sustain its operations until it can expand its customer base and achieve profitability, if ever.


REDUCTION OF OPERATING OVERHEAD

     To date, the Company has taken certain steps in order to reduce its operating overhead and utilization of cash. These steps include, amongst others, the following:

     o Commencing in 2001 and continuing through 2003, the Company reconfigured its sales force. The Company went from maintaining a large internal sales force to utilizing independent sales representatives and distributors.

     o The Company reduced administrative personnel and telemarketers by approximately ten people.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 2 -- BASIS OF PRESENTATION -- (CONTINUED)

     o On January 31, 2003, the Company completed the closing of the Deerfield, IL facility. The customer support, service and other back-office functions previously conducted, in whole or in part, at this location were consolidated into the Company's New Jersey location. The receiving, shipping and storage functions, which were also previously done at this location, are now outsourced to an independent warehouse located in Pennsylvania.

RESTRUCTURING LIABILITIES AND PROFORMA IMPACT

     On September 30, 2003, the Company satisfied approximately $5,014,000 of secured debt including interest, through the issuance of 1,646,419 shares of Common Stock and $25,365 face amount of 8% cumulative convertible preferred stock. In addition, during October and November 2003, the Company took the following additional steps to restructure its liabilities and raise equity.

     o On October 31, 2003, the Company issued 102,195 shares of common stock to certain of its principal vendors having a fair value of approximately $502,800, in satisfaction of trade payables and future services in the aggregate amount of $502,800.

     o The Company has agreed to issue 94,327 shares of common stock having a fair value of $329,572 in satisfaction of $329,572 of deferred financing costs incurred in extending certain of its outstanding loans.

     o The Company issued 33,943 shares of common stock upon the receipt of approximately $189,000 upon exercising its rights to draw upon a private equity put facility.

     o The Company issued 2,333 shares of its common stock upon the exercise of options by an employee and the receipt of $7,750.

     o Additionally, the Company reached agreements with a major investor and the Company's chairman and chief executive officer to satisfy in the aggregate, an approximate $1,961,000 of debt, accrued interest and deferred compensation through the issuance of securities at fair value at the later of (i) the effective date of a public offering or (ii) January 2, 2004.

     These transactions have had or will have a significant impact on the Company's net worth. Presented below on a proforma basis is selected financial data, which gives effect to the aforementioned transactions as if they occurred on September 30, 2003.

                                                     SEPTEMBER 30, 2003
                                                   -----------------------
                                                      ACTUAL      PROFORMA
                                                   -----------   ---------
                                                       (IN THOUSANDS)
Total current assets ...........................    $  1,275      $1,643
Total current liabilities ......................       2,724       1,301
Working capital (deficiency) ...................      (1,449)        342
Total liabilities ..............................       4,391       1,768
Total stockholders equity (deficiency) .........      (2,877)        114

ADDITIONAL RESOURCES

     In April 2003, the Company received an additional $900,000 8% line of credit from a major investor which is scheduled to mature on January 1, 2005. As of September 30, 2003, $600,000 was outstanding on the aforementioned line of credit.

EQUITY PUT FACILITY

     During October 2003 and through November 4, 2003, Milestone exercised its right to draw upon a private equity facility. In exchange of net proceeds of $189,440 the Company issued 33,943 shares of

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 2 -- BASIS OF PRESENTATION -- (CONTINUED)

common stock. The put facility was arranged in January 2001 under the terms of a three-year private equity line agreement with Hillgreen Investments Limited ("Hillgreen"), a British Virgin Islands corporation. Hillgreen is obligated to purchase, subject to the fulfillment of specified conditions, up to 700,000 shares of Milestone's common stock. Hillgreen has allocated $20,000,000 to fund its purchase obligations. The transaction was arranged by Jesup & Lamont Securities Corporation, a New York based investment banking firm. Milestone's right to draw upon this facility is subject to a number of limitations and conditions, including a limitation on the amounts sold to Hillgreen within specified periods. Subject to these and other conditions and limitations, Milestone will have full control over the timing of any financing under the equity line and is under no obligation to sell any shares to Hillgreen. All shares that are sold are priced at 87.5% of the volume weighted average market price of Milestone common stock during a fixed period prior to the sale. Milestone has discretion to establish a floor price below which shares will not be sold by Milestone to Hillgreen.

EQUITY OFFERING

     On November 10, 2003, the Company filed with the Securities Exchange Commission a registration statement on Form S-2 (the "Registration Statement"). The Registration Statement covers the sale of units of common stock and warrants for an aggregate firm commitment gross offering price of $8,000,000 to $10,000,000. The warrants included in the units are exercisable at any time after they become separately tradable until their expiration date, five years after the date of the closing of the offering of an exercise price equal to 150% of the closing market price of our common stock on the pricing date of this offering. Some or all of the warrants may be redeemed by us at a price of $0.01 per warrant, by giving not less than 30 days notice to the holders of the warrants, which the Company may do at any time, beginning 6 months from the effective date of this offering after the closing price for the Company's common stock on the principal exchange on which it trades (i.e. AMEX) has equaled or exceeded 200% of the price of the Company's common stock on the effective date of this offering. The common stock included in the units and the warrants will trade only as a unit for 30 days following the closing date of the offering, unless the underwriter determines that separate trading should occur earlier.

     After that date, the common stock included in the units and the warrants will trade separately. The size of the offering, the number of units to be sold, the price per unit, the securities included in the units and the exercise price of the warrants are all subject to change.

     As currently contemplated, the gross proceeds of an $8,000,000 offering are expected to yield net proceeds, of $6,500,000 after taking into account underwriting discounts and commissions and estimated offering expenses. As set forth in the Registration Statement the net proceeds of the offering will be used primarily to expand and support sales and marketing efforts for CompuDent in the United States, including new marketing and advertising campaigns, support the launch of the recently announced SafetyWand product line, expand international sales efforts and develop commercial models of products using other new subcutaneous injection technology. We will retain broad discretion in the allocation of the net proceeds within the categories set forth above. The amounts actually expended within these categories may vary significantly and will depend on a number of factors, including our rate of revenue growth, cash generated by operations, evolving business needs and other factors. There are no assurances that the Company will be successful in raising the aforementioned amount of capital or any other amount.

     The accompanying unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                                  (UNAUDITED)
NOTE 3 -- LOSS PER SHARE

     The rights of the Company's preferred and common stockholders are substantially equivalent. The Company has included the 25,365 outstanding preferred shares from the date of issuance in the weighted average number of shares outstanding in the computation of basic loss per share for the three and nine months ended September 30, 2002 and 2003, in accordance with the "two class" method of computing earnings (loss) per share.

     Options and warrants to purchase 1,100,271 and 1,584,452 shares of common stock were outstanding as of September 30, 2003 and 2002, respectively, but were not included in September the computation of diluted loss per share because the effect would have been anti-dilutive.


NOTE 4 -- SIGNIFICANT CUSTOMER

     We had one foreign customer who accounted for approximately 25% of our net sales for the nine months ended September 30, 2003 and approximately 18% for the nine months ended September 30, 2002. At June 30, 2003, receivables from this customer were approximately 70% of our total accounts receivable.


NOTE 5 -- NOTES PAYABLE TO OFFICER/STOCKHOLDER

     Notes payable to officer/stockholder represent six obligations payable to our Chief Executive Officer ("CEO"), consisting of (i) $200,000 note payable, with interest payable at 9% per annum and having an original due date of January 2, 2003, (ii) a $100,000 line of credit with interest payable at 6% per annum having an original due date of April 2, 2003, and (iii) a $108,215 of notes payable on demand with interest payable at 6% per annum.

     The $108,215 arose when the Company's CEO provided the Company with a $57,322 short term loan on January 17, 2003 for the express purpose of purchasing Wand(R) handpieces from the Company's supplier. The Company repaid the loan in full by February 7, 2003. On February 12, 2003, April 7 and September 30, 2003, the Company's CEO provided additional demand loans of $38,215, $35,000 and $50,000, respectively. The loans for $38,215 and $35,000 were provided to fund operations. The loan for $50,000 was provided for the purpose of covering expenses relating to the further exploration of equity financing alternatives. As of September 30, 2003 and November 4, 2003, $108,215 remains outstanding.

     On April 1, 2003, the $200,000 and $100,000 notes were extended to April 1, 2004. On April 15, 2003, $32,000 of the $108,215 notes payable was extended to January 2, 2005.


NOTE 6 -- NOTES PAYABLE


6%/12% PROMISSORY NOTES

     On September 30, 2003, the Company satisfied $5,014,014 of secured debt obligations including interest through the issuance of 1,646,419 shares of its Common stock and 25,365 of its Preferred Stock. These obligations consisted of the following:

     o  6%/12% Promissory Notes with an aggregate value of $2,822,959

     o  8% Promissory Notes with an aggregate value of $1,604,315

     o  $500,000 line of credit and $86,740 of accrued interest

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 6 -- NOTES PAYABLE -- (CONTINUED)

     As of September 30, 2003, short term notes payable, net of a $9,955 debt discount, consist of the following:

     $329,572 of additional consideration given to the original noteholder of the 6%/12% of promissory notes when they agreed to extend the obligations on April 15, 2002 until July 1, 2003. The $329,572 of the additional consideration was subsequently satisfied through the issuance of 94,327 shares of the Company's Common stock during October and November 2003 valued at $3.48 per share, the fair value.

     o  $500,000 borrowed under the $1,000,000 6% credit facility.

     o  $600,000 borrowed under the $900,000 8% credit facility.

     Agreements reached in October 2003 provide for the satisfaction of the obligations through the issuance of equity securities by January 2004. (See
Note 2)

     Long term notes payables consist of $100,000 in 6% promissory notes and $500,000 of the 8% promissory note.

     Descriptions of the above obligations follow.

(A) THE 6%/12% PROMISSORY NOTES CONSIST OF THE FOLLOWING ISSUANCES

     (i) On September 16, 2001, we restructured our obligations to the holders of its 10% Senior Secured Promissory Notes. Under the terms of the agreement, each of the noteholders agreed to exchange their 10% Notes for a new, zero coupon note (the "Zero Coupon Note").

          As a result of us initially restructuring our obligations, the unamortized portion of the debt discount and deferred financing costs were amortized through June 30, 2002. The significant terms of the Restructuring Debt were (i) modification of the interest rate (ii) granting us the option to pay the debt with shares of common stock and
          (iii) repricing the warrants which were previously issued to the shareholders back to the initial exercise price of $5.25 per share.

          Subsequently, on April 15, 2002, the holders additionally agreed to extend the promissory notes to July 1, 2003 and to lower the interest rate to 6% if paid in cash or to 12% if paid in common stock. In connection with the extension, we recorded $16,215 in deferred financing charges relating to professional fees and $140,203 of deferred financing costs relating to consideration to the noteholders valued at $120 per share of our common stock for each $1,000 face amount outstanding at maturity which increased the aggregate carry value of the notes by $140,203. We were accruing interest expense at 12%. These deferred financing costs were being amortized through July 1, 2003. These obligations were satisfied as described above through the issuance of 390,374 shares of common stock and 25,365 of convertible preferred stock. To date and subsequent to September 30, 2003, the Company issued 40,262 shares of the common stock in satisfaction of the $140,212 of deferred financing costs.

     (ii) In August 2000, we borrowed $1,000,000 which consists of two loans from two funds managed by Cumberland Associates LLC, and bear interest at 20% per year and payable in cash or through the issuance of additional 20% notes on which both interest and principal are payable. The loans are secured by substantially all of our assets and are subordinated to the 6%/12% senior secured promissory notes that were amended April 15, 2002. We can prepay the loans in cash at any time. We can prepay the notes and accrued interest with common stock at its option. Stock issued in lieu of payment of the debt will be valued at 85% of the then market price.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 6 -- NOTES PAYABLE -- (CONTINUED)

          For the nine months ended September 30, 2003 and 2002, we converted into principal, accrued interest of $206,989 and $171,785, respectively.

          On April 12, 2002, Cumberland Associates LLC agreed to extend the maturity date of these loans through July 1, 2003 and to lower the interest rate from 20% to 6%, if paid in cash, or 12% if paid in common stock. We recorded $16,215 of deferred financing charges relating to professional fees and $189,369 relating to consideration issued to the noteholders valued at $120 per share of our common stock for each $1,000 face amount outstanding at maturity. We are currently accruing interest expense at 12%. Accordingly, the deferred financing costs and the unamortized financing charges were being amortized through July 1, 2003.

          These obligations were satisfied as described above through the issuance of 532,924 shares of common stock. From October 10, 2003 through November 10, 2003, the Company issued 54,066 shares of common stock in satisfaction of the $189,360 of deferred financing costs.


(B) 8% PROMISSORY NOTES

     The 8% promissory notes consist of the following:

     On July 31, 2000, we established a $1,000,000 credit facility with a major existing investor. Initially, $500,000 was borrowed under the line, which was due on June 30, 2003. In December 2000 and January 2001, we borrowed under the credit facility an additional $400,000 and $100,000, respectively, due on December 31, 2003. In connection with the initial $500,000, the investor received five-year warrants to purchase 23,333 shares of our common stock, exercisable at $9.00 per share. In connection with the $400,000, the investor received five-year warrants to purchase 26,667 shares of our common stock exercisable at $3.75 per share. In connection with the $100,000, the investor received five-year warrants to purchase 6,667 shares of our common stock at $3.75 per share. On April 12, 2002, the investor agreed to extend the maturity date of the $500,000 to August 1, 2003. At our option, this $500,000 can be convertible into common stock. Accordingly, in connection with the extension, the unamortized debt discount is being amortized to August 1, 2003. On April 15, 2003, the investor agreed to extend the maturity date of the $500,000 and interest originally due December 31, 2003 to January 2, 2005. Accordingly, only $500,000 of loans have been recorded as long term debt in the accompanying consolidated financial statements. On July 1, 2003, the investor agreed to extend the maturity date of notes due August 1, 2003 until September 20, 2003. At the option of the Company, this $500,000 can be convertible into common stock. On September 30, 2003, the Company satisfied $500,000 of the obligation and $120,644 of related interest through the issuance of 204,833 shares of the Company common stock.

     During 2002 and through February 2003, we issued a total of $1,385,000 promissory notes to an existing investor. The notes bear interest at 8% if paid in cash and 10% if paid in stock and mature on September 30, 2003. At our option, the principal and interest are payable on the maturity date in common stock.

     During 2002 and through February 2003, the Company issued a total of $1,385,000 promissory notes to an existing investor maturing on September 30, 2003. At the option of the company, the notes bear interest of 8% if paid in cash and 10% if paid in stock.

     During the nine months ended September 30, 2003, the Company borrowed $600,000 under an $800,000, 8% credit facility from an existing investor. In October 2003, agreements were reached providing for the issuance of equity securities in satisfaction of these obligations and related interest.

     On September 30, 2003, the Company issued 324,644 shares of its common stock in consideration for payment of these promissory notes including interest.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE 6 -- NOTES PAYABLE -- (CONTINUED)

(C) $500,000 LINE OF CREDIT

     On March 9, 2001 the Company obtained from a major existing investor, a 10% $500,000 line of credit, which was to mature on August 31, 2002. Additionally, the Company pays a 2% facility fee on the line outstanding balance.

     In connection with obtaining the line of credit, the lender received warrants to purchase 33,333 shares of common stock at an exercise price of $3.30. The estimated fair value of the warrants, which amounted to $40,000 was recorded as a debt discount. In addition, the Company incurred deferred financing fees of $28,384 which was being amortized to August 31, 2002. On April 12, 2002 the investor agreed to extend the line of credit and payment for interest to August 1, 2003. Furthermore in July 2003, the investor agreed to extend the line of credit and payment for interest until September 30, 2003. In connection with each extension, amortization of unamortized debt discount and deferred financing costs were also extended. These obligations were satisfied as described above through the issuance of 193,644 shares of Common Stock.


(D) 6% CONVERTIBLE PROMISSORY NOTES

     During June 2003 and September 2003, we issued $50,000 promissory notes to existing investors. The June note bears interest at 6% and matures on November 27, 2004. At our option, the principal and interest are payable on the maturity date in common stock at a rate of one share of our common stock for every $.936 of indebtedness. Additionally, Milestone granted the investor warrants to purchase 53,419 shares of our common stock at a per share price of $1.56 with an estimate fair value of $14,423 at any time or from time to time during the period commencing of June 4, 2003 and ending June 3, 2005. This resulted in an initial increase to debt discount and to additional paid-in capital of $14,423 equal to the estimated fair market value of the warrants. The note dated September 25, 2003 bears interest at 6% and matures on March 24, 2005. At the option of the Company, the principal and interest are payable on the maturity date in common stock at a rate of one share of common stock for every $3.30 of indebtedness. Additionally, Milestone granted the investor warrants to purchase 5,000 of common stock at a per share price of $6.00 with an estimate fair value of $14,423 at any time or from time to time during the period of June 4, 2003 through June 5, 2005. This resulted in an initial increase to debt discount and to additional paid-in capital.


NOTE 7 -- ACCOUNTS PAYABLE -- LONG TERM

     In addition to the $160,000 of trade payables which had been previously extended to January 2005, the Company on October 3, 2003, reached agreements to satisfy $502,800 of trade payables including $187,000 of services not yet completed or billed through the issuance of 102,285 shares of Common stock valued at $4.92 per share.


NOTE 8 -- LEGAL PROCEEDINGS

     On June 10, 2002, a former distributor, Henry Schein, Inc., sued Milestone in the Supreme Court of the State of New York for $110,851 claimed to be due them for returned merchandise. Milestone denies any liability. The parties are currently engaged in discovery. Milestone believes it has a meritorious defense to this complaint based, in part, on its position that the plaintiff had no right to return the goods.

     On May 9, 2003, Milestone was served with a Breach of Contract Complaint. In the complaint, the plaintiff, Korman/Lender Management (landlord of the facility in Deerfield, IL) seeks damages of $17,755 plus costs, including attorney's fees, interest and continuing rental obligation. We are in the process of preparing a response.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                                  (UNAUDITED)
NOTE 9 -- EMPLOYEE STOCK OPTION PLAN

     As of September 30, 2003, there were 221,115 outstanding options granted under the Milestone 1997 Stock Option Plan. We account for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net loss, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                       NINE MONTHS ENDED SEPTEMBER 30
                                                                     -----------------------------------
                                                                           2003               2002
                                                                     ----------------   ----------------
Net loss, as reported ............................................     $(1,787,382)       $(1,604,252)
Deduct: Total stock-based employee compensation expenses
 determined under fair value based method for all awards .........
                                                                          (168,462)          (369,365)
                                                                       -----------        -----------
Net loss, pro forma ..............................................     $(1,955,844)       $(1,973,617)
                                                                       -----------        ===========
Loss per share: Basic and diluted
 As reported .....................................................           $(.42)             $(.39)
                                                                             =====              =====
 Basic-pro forma .................................................           $(.45)             $(.48)
                                                                             =====              =====

NOTE 10 -- CLOSING OF DEERFIELD, IL FACILITY

     In December 2002, Milestone initiated the transition of its customer service office to its corporate headquarters in Livingston, New Jersey and its distribution and logistics center to a third party, Design Centre of York, Pennsylvania. The resulting closing of the Deerfield location was completed during January 2003. The net book value of the facility's fixed assets transferred or disposed during January 2003 was $41,425 and $11,248, respectively.


NOTE 11 -- SUBSEQUENT EVENTS

REVERSE STOCK SPLIT

     The Board of Directors adopted a resolution, which was approved by the shareholders on December 9, 2003, of an amendment to the Company's Certificate of Incorporation to effect a reverse stock split of its common stock. The ratio would be no greater than one-for-ten, at the sole discretion of the Company's board of directors, in connection with an underwritten public offering by the Company.

     On December 22, 2003, the Company formed a committee to determine the amount of the split. On January 6, 2004, the committee approved a 1-for-3 reverse stock split of its common stock and the Company filed an amendment to its Certificate of Incorporation effecting that reverse split. Accordingly, all share and per share information in these unaudited condensed consolidated financial statements have been restated to retroactively reflect the 1-for-3 combination.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors
Milestone Scientific, Inc.

We have audited the accompanying consolidated balance sheet of MILESTONE SCIENTIFIC, INC. AND SUBSIDIARIES as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders' deficiency and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of our management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Milestone Scientific, Inc. and Subsidiaries as of December 31, 2002, and their results of operations and cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.




                                          /s/ J.H. Cohn LLP


Roseland, New Jersey
April 1, 2003, except for Notes B and H which are as of April 15, 2003 and Note Q which is as of January 6, 2004.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET

                             AT DECEMBER 31, 2002

                                     ASSETS
Current Assets:
 Cash .........................................................................    $       9,683
 Accounts receivable, net of allowance for doubtful accounts of $46,152........          239,435
 Inventories ..................................................................          119,291
 Advances to contract manufacturer ............................................          300,000
 Deferred debt financing, net .................................................          159,877
 Prepaid expenses .............................................................           64,952
                                                                                   -------------
   Total current assets .......................................................          893,238
Equipment, net ................................................................          227,207
Advances to Contract Manufacturer -- Long term ................................           87,935
Other Assets ..................................................................           32,333
                                                                                   -------------
   Total ......................................................................    $   1,240,713
                                                                                   =============
                        LIABILITIES AND STOCKHOLDERS DEFICIENCY
Current Liabilities:
 Account payable, including $32,000 to related parties.........................    $   1,269,523
 Accrued expenses .............................................................           86,492
 Accrued interest .............................................................          169,519
 Notes payable ................................................................        4,581,708
                                                                                   -------------
   Total current liabilities ..................................................        6,107,242
Accrued interest ..............................................................          139,323
Deferred compensation payable to officer/stockholder ..........................          320,000
Notes payable .................................................................          480,091
Notes payable -- officer/stockholder ..........................................          300,000
                                                                                   -------------
   Total liabilities ..........................................................        7,346,656
                                                                                   -------------
Commitments and Contingencies
Stockholders Deficiency:
 Common stock, par value $.001; authorized, 50,000,000 shares; 4,244,457 shares
   issued .....................................................................            4,244
 Additional paid-in capital ...................................................       36,608,096
 Accumulated deficit ..........................................................      (41,786,767)
 Unearned compensation ........................................................          (20,000)
 Treasury stock, at cost, 33,333 shares .......................................         (911,516)
                                                                                   -------------
   Total stockholders' deficiency .............................................       (6,105,943)
                                                                                   -------------
   Total ......................................................................    $   1,240,713
                                                                                   =============

       The accompanying notes are an integral part of these statements.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                           YEARS ENDED DECEMBER 31,




                                                                                2002                2001
                                                                         -----------------   -----------------
Net Sales ............................................................     $   4,074,006       $   4,093,710
Cost of sales ........................................................         1,980,949           1,973,156
                                                                           -------------       -------------
Gross profit .........................................................         2,093,057           2,120,554
                                                                           -------------       -------------
Selling, general and administrative expenses .........................         3,588,836           5,271,032
Research and development expenses ....................................           147,709              49,943
Closing of Deerfield, IL facility ....................................            26,067                  --
                                                                           -------------       -------------
   Totals ............................................................         3,762,612           5,320,975
                                                                           -------------       -------------
Loss from operations .................................................        (1,669,555)         (3,200,421)
Interest income ......................................................                --               2,936
Interest expense .....................................................          (850,642)           (858,582)
Sale of prophy angle business and related consulting income ..........            80,000              64,487
                                                                           -------------       -------------
   Net Loss ..........................................................     $  (2,440,197)      $  (3,991,580)
                                                                           =============       =============
Loss per common share -- basic and diluted ...........................     $        (.59)      $       (1.07)
                                                                           =============       =============
Weighted-average shares outstanding -- basic and diluted .............         4,156,558           3,714,197
                                                                           =============       =============

       The accompanying notes are an integral part of these statements.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

                    YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                     COMMON STOCK          ADDITIONAL
                                                ----------------------       PAID IN         ACCUMULATED        UNEARNED
                                                   SHARES      AMOUNT        CAPITAL           DEFICIT         ADVERTISING
                                                -----------   --------   --------------   -----------------   ------------
Balance, January 1, 2001 ....................    3,584,299     $3,584     $34,591,642       $ (35,354,990)     $       --
Warrants issued with draw-down on
 credit facility ............................                                  23,400
Common stock issued for consideration
 for payment of accrued interest ............        9,214          9          36,270
Warrants issued pursuant to a $500,000
 line of credit .............................                                  40,000
Common stock issued for services
 rendered ...................................       30,769         31         149,969
Warrants issued for unearned
 advertising fees ...........................                                 324,218                            (324,218)
Proceeds from sale of common stock,
 net of expenses ............................      166,667        167         491,833
Warrants issued to consultants ..............                                 100,000
Stock options issued for services
 rendered ...................................                                  97,649
Amortization of unearned advertising
 expense ....................................                                                                      21,398
Amortization of deferred compensation........
Proceeds from sale of common stock yet
 to be issued, net of expenses ..............                                 243,167
Net loss ....................................                                                  (3,991,580)
                                                 ---------     ------     -----------       -------------      ----------
Balance, December 31, 2001 ..................    3,790,949      3,791      36,098,148         (39,346,570)       (302,820)
Common stock issued from the sale of
 common stock in 2001 .......................      108,333        108            (108)
Common stock issued for accrued
 interest ...................................       11,280         11          27,061
Common stock issued for deferred
 compensation ...............................      204,728        205         491,141
Common stock issued for payment of
 accounts payable ...........................       62,500         62         149,938
Amortization of unearned advertising
 expense ....................................                                                                      24,803
Expired warrants for unearned
 advertising ................................                                (278,017)                            278,017
Stock options issued for future services.....                                  30,000
Common stock issued for payment of
 accounts payable ...........................       66,667         67          89,933
Net loss ....................................                                                  (2,440,197)
                                                 ---------     ------     -----------       -------------      ----------
Balance, December 31, 2002 ..................    4,244,457     $4,244     $36,608,096       $ (41,786,767)     $       --
                                                 =========     ======     ===========       =============      ==========

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY

                    YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                   DEFERRED         UNEARNED         TREASURY
                                                 COMPENSATION     COMPENSATION         STOCK             TOTAL
                                                --------------   --------------   --------------   ----------------
Balance, January 1, 2001 ....................     $ (31,055)       $      --        $ (911,516)      $ (1,702,335)
Warrants issued with draw- down on
 credit facility ............................                                                              23,400
Common stock issued for consideration
 for payment of accrued interest ............                                                              36,279
Warrants issued pursuant to a $500,000
 line of credit .............................                                                              40,000
Common stock issued for services
 rendered ...................................                                                             150,000
Warrants issued for unearned
 advertising fees ...........................                                                                   0
Proceeds from sale of common stock,
 net of expenses ............................                                                             492,000
Warrants issued to consultants ..............                                                             100,000
Stock options issued for services
 rendered ...................................                                                              97,649
Amortization of unearned advertising
 expense ....................................                                                              21,398
Amortization of deferred compensation........        31,055                                                31,055
Proceeds from sale of common stock yet
 to be issued, net of expenses ..............                                                             243,167
Net loss ....................................                                                          (3,991,580)
                                                  ---------        ---------        ----------       ------------
Balance, December 31, 2001 ..................            --               --          (911,516)        (4,458,967)
Common stock issued from the sale of
 common stock in 2001
Common stock issued for accrued
 interest ...................................                                                              27,072
Common stock issued for deferred
 compensation ...............................                                                             491,346
Common stock issued for payment of
 accounts payable ...........................                                                             150,000
Amortization of unearned advertising
 expense ....................................                                                              24,803
Expired warrants for unearned
 advertising ................................                                                                   0
Stock options issued for future services.....                        (20,000)                              10,000
Common stock issued for payment of
 accounts payable ...........................                                                              90,000
Net loss ....................................                                                          (2,440,197)
                                                  ---------        ---------        ----------       ------------
Balance, December 31, 2002 ..................     $      --        $ (20,000)       $ (911,516)      $ (6,105,943)
                                                  =========        =========        ==========       ============

       The accompanying notes are an integral part of these statements.

                  MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           YEARS ENDED DECEMBER 31,

                                                                               2002               2001
                                                                         ----------------   ----------------
Cash flows from operating activities:
Net loss .............................................................     $ (2,440,197)      $ (3,991,580)
Adjustments to reconcile net loss to net cash used in operating activities:
 Depreciation ........................................................           53,052             75,990
 Amortization of unearned advertising cost ...........................           24,803             21,398
 Amortization of debt discount and deferred financing costs ..........          340,133            306,734
 Common stock issued for services ....................................               --            150,000
 Amortization of deferred compensation ...............................               --             31,055
 Stock options and warrants issued to consultants ....................           10,000            197,649
 Loss on disposal of fixed asset .....................................            1,909                 --
 Changes in operating assets and liabilities:
   Decrease in accounts receivable ...................................          124,308            165,801
   Decrease in inventories ...........................................           43,349             13,533
   Decrease in advances to contract manufacturer .....................          301,594            315,000
   (Increase) decrease in prepaid expenses ...........................          (33,967)           121,727
   Decrease in other assets ..........................................          (19,971)            (2,044)
   Increase in accounts payable ......................................          107,220            253,776
   Increase in accrued interest ......................................          510,508            551,847
   Increase (decrease) in accrued expenses ...........................          (18,918)            54,178
   Increase in deferred compensation .................................          320,000            350,000
                                                                           ------------       ------------
 Net cash used in operating activities: ..............................         (676,177)        (1,384,936)
                                                                           ------------       ------------
Cash flows from investing activities-payment for capital expenditures           (74,344)           (10,672)
                                                                           ------------       ------------
Cash flows from financing activities:
 Proceeds from sale of common stock, net of expenses .................               --            492,000
 Proceeds from note payable-- officer/stockholder ....................          100,000                 --
 Proceeds from line of credit ........................................               --            500,000
 Proceeds from issuance of notes payable .............................          685,000            100,000
 Proceeds from the sale of common stock yet to be issued .............               --            243,167
 Payments for deferred financing costs ...............................          (40,538)           (96,684)
                                                                           ------------       ------------
 Net cash provided by financing activities ...........................          744,462          1,238,483
                                                                           ------------       ------------
 Net Decrease in Cash ................................................           (6,059)          (157,125)
Cash at beginning of year ............................................           15,742            172,867
                                                                           ------------       ------------
Cash at end of year ..................................................     $      9,683       $     15,742
                                                                           ============       ============
Supplemental disclosures of cash flow information:
 Cash paid during the year for interest ..............................     $          0       $          0
                                                                           ============       ============
 Cash paid during the year for taxes .................................     $          0       $          0
                                                                           ============       ============

                   MILESTONE SCIENTIFIC INC. AND SUBSIDIARIES

Supplemental schedule of noncash financing activities:

     In January 2002, we issued 11,280 units consisting of one share of common stock and one warrant to purchase an additional share of common stock in exchange for payment of accrued interest totaling $27,072.

     In January 2002, we issued 204,728 units (consisting of one share of common stock and one warrant to purchase an additional share of common stock) for payment of $491,346 in deferred compensation. The warrants are exercisable at $2.40 per share through January 31, 2003; at $3.00 per share through January 31, 2004 and thereafter at $6.00 per share through January 31, 2007.

     In January 2002, pursuant to the 20% promissory note agreements, we converted $63,377 of accrued interest into additional principal.

     In April 2002, pursuant to the 6%/12% promissory note agreements, we converted $65,168 of accrued interest into additional principal.

     In April 2002, pursuant to the debt restructuring, we recorded a deferred financing charge of $329,572. This resulted in an increase to notes payable of $140,203 and accrued interest of $189,369.

     In July 2002, we issued 62,500 units consisting of one share of common stock and one warrant to purchase an additional share of common stock to a vendor in accordance with the agreement valued at $150,000 for payment of accounts payable.

     In August 2002, we issued 66,667 shares of common stock in exchange for payment of $90,000 of accounts payable.

     In September 2002, pursuant to the 6%/12% promissory note agreements, we converted $41,512 of accrued interest into additional principal.

     In January 2001, pursuant to the 20% promissory note agreements, we converted $51,111 of accrued interest into additional principal.

     In January 2001, we granted warrants to purchase 6,667 shares of common stock (with an estimated fair value of $23,400) in connection with $100,000 drawn from a $1,000,000 credit facility provided by a major existing investor. This resulted in an initial increase to debt discount and to additional paid-in capital.

     In February 2001, we issued 9,214 shares of common stock in exchange for payment of accrued interest totaling $36,279.

     In February 2001, we issued 30,769 shares of common stock with a value of $150,000 for services rendered.

     In March 2001, pursuant to a $500,000 line of credit agreement, we granted warrants to purchase 33,333 shares of common stock (with an estimated fair value of $80,000). This resulted in an initial increase to debt discount and in additional paid-in capital.

     In March 2001, we granted warrants to purchase 130,208 shares of common stock with an estimated fair value of $324,418 for advertising services. This amount was recorded in stockholders' deficiency as an increase to unearned advertising and to additional paid-in capital.

     In April 2001, pursuant to the 20% promissory note agreements, we converted $53,472 of accrued interest into additional principal.

                MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A -- ORGANIZATION

     Milestone Scientific Inc. (the "Company" or "Milestone") was incorporated in the State of Delaware in August 1989. Milestone has developed a proprietary, computer-controlled anesthetic delivery system, through the use of the Wand (Registered Trademark) , a single use disposable handpiece. The system is marketed in dentistry under the trademark CompuDent (Trade Mark) and Wand Plus (Registered Trademark) and in medicine under the trademark CompuMed (Trade
Mark). CompuDent (Trade Mark) is suitable for all dental procedures that requires local anesthetic. CompuMed (Trade Mark) and Wand Plus (Registered Trademark) are suitable for many medical procedures regularly performed in Plastic Surgery, Hair Restoration Surgery, Podiatry, Colorectal Surgery, Dermatology, Orthopedics and a number of other disciplines. The systems are sold in the United States and in over 25 countries abroad. Our products are manufactured by third-party contract manufacturers.


NOTE B -- BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as shown in the accompanying consolidated financial statements, the Company incurred net losses of approximately $2,440,000 and $3,992,000 and negative cash flows from operating activities of approximately $676,000 and $1,385,000 during 2002 and 2001, respectively. As a result, the Company had a cash balance of approximately $10,000, a working capital deficiency of approximately $5,214,000 and a stockholders' deficiency of approximately $6,106,000 as of December 31, 2002. These matters raise substantial doubt about the Company's ability to continue as a going concern.

     Management believes that, in the absence of a substantial increase in revenue, it is probable that the Company will continue to incur losses and negative cash flows from operating activities through at least December 31, 2003 and that the Company will need to obtain additional equity or debt financing, as well as to continue its ability to defer its obligations, to sustain its operations until it can expand its customer base and achieve profitability.

     To date, the Company has taken certain steps in order to reduce its operating expenses and utilization of cash. These steps include, amongst others, the following:

     o Commencing in 2001 and continuing through 2002, the Company reconfigured its sales force. The Company went from maintaining a large internal sales force to utilizing independent sales representatives and distributors.

     o The Company reduced administrative personnel and telemarketers by approximately ten people.

     o On January 31, 2003, the Company completed the closing of the Deerfield, IL facility. The customer support, service and other back-office functions previously conducted, in whole or in part, at this location were consolidated into the Company's New Jersey location. The receiving, shipping and storage functions, which were also previously done at this location, will be outsourced at an independent warehouse located in Pennsylvania. The closure of the Illinois facility will result in reductions in overhead and other costs, while improving operational efficiencies.

     o Obtained an agreement from its Chief Executive Officer/Stockholder to defer 2002 and 2003 compensation, aggregating $640,000 until April 2004.

     o Restructured and extended the maturity dates of its debt obligations (see Note H). Further, as part of the debt restructuring, the Company obtained agreements from certain of its note holders enabling it to convert debt and related interest aggregating approximately $4,751,000 into shares of common stock. It is the Company's intention to have this conversion completed sometime during the third quarter 2003.

                MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE B -- BASIS OF PRESENTATION -- (CONCLUDED)

     o Obtained an agreement from one of its attorneys to convert an additional $160,000 of the amount owed into shares of common stock.

     In addition, during February 2003, the Company received a $200,000 note payable from an existing investor. The note is convertible into shares of common stock, at the Company's option, which it plans to do during the third quarter of 2003. During April 2003, the Company received an additional $900,000 line of credit from the same investor, which is scheduled to mature on January 1, 2005, unless extended.

     The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.


NOTE C -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and of its wholly-owned subsidiary and its majority-owned subsidiary, Spintech. All significant intercompany balances and transactions have been eliminated in consolidation.


2. CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2002 and 2001, the Company did not have any cash equivalents.


3. INVENTORIES

     Inventories principally consist of finished goods and component parts stated at the lower of cost (first-in, first-out method) or market.


4. EQUIPMENT

     Equipment is recorded at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. The costs of maintenance and repairs are charged to operations as incurred.


5. DEBT ISSUE COST AND DEBT DISCOUNT

     Debt issue costs are deferred and amortized to interest expense over the term of the related loan on a straight-line method, which approximates the interest method. Debt discounts are offset against the principal balance and amortized using the straight-line method over the term of the related loan.


6. IMPAIRMENT OF LONG-LIVED ASSETS

     The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered.


7. REVENUE RECOGNITION

     Revenue is recognized when title passes at the time of shipment and collectibility is reasonably assured.

                MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE C -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

8. RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.


9. INCOME TAXES

     The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes, when required, are provided on the basis of the difference between the financial reporting and income tax bases of assets and liabilities at the statutory rates enacted for future periods.


10. BASIC AND DILUTED NET LOSS PER COMMON SHARE

     Basic and diluted net loss per share are computed using the weighted-average number of shares of common stock outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted earnings per share, as their effect is antidilutive. If the Company had reported net income, diluted earnings per share would have included the shares used in the computation of net loss per share plus common equivalent shares related to 1,614,785 and 1,108,611 outstanding options and warrants for the years ended December 31, 2002 and 2001, respectively and the payment of the notes payable with shares of common stock.


11. USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to the allowance for doubtful accounts, advances to contract manufacturer, inventory valuation allowances, and valuation allowances on deferred tax assets. Actual results could differ from those estimates.


12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments. Notes payable to officer/stockholder and long-term notes payable approximate fair value due to the fact that the effective interest rates are comparable among the various noteholders.


13. ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company has adopted the disclosure provisions of Statements of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation," and therefore applies the intrinsic value method of accounting for employee stock options as prescribed under Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." Under APB No. 25, when the exercise price of an employee stock option granted by the Company is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.


14. CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high quality credit institutions. At times, such investments may be in excess of the Federal Deposit Insurance

                MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE C -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
Corporation insurance limit. the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable, as the Company does not require collateral or other securities to support customer receivables.


NOTE D -- INVENTORIES

     Inventories consist of the following:

The Wand (Registered Trademark)  units and handpieces .........  $125,214
Component parts and other materials ...........................   104,558
                                                                 --------
                                                                  229,772
Reserve .......................................................   110,481
                                                                 --------
                                                                 $119,291
                                                                 ========

NOTE E -- ADVANCES TO CONTRACT MANFACTURER

     Advances to contract manufacturer represents deposits to the Company's contract manufacturer to fund future inventory commitments. The aggregate amount of the advances amounted to $387,935 of which approximately $300,000 is estimated to be used in 2003.


NOTE F -- EQUIPMENT

     Equipment consists of the following:

Furniture and fixtures ................  $  194,656
Office equipment ......................     148,797
Tooling equipment .....................      64,079
Trade show displays ...................      81,800
Computer servers and software .........     125,341
                                         ----------
                                            614,673
Less accumulated depreciation .........    (387,466)
                                         ----------
                                         $  227,207
                                         ==========

NOTE G -- NOTES PAYABLE TO OFFICER/STOCKHOLDER

     Notes payable to officer/stockholder represent two obligations payable to the Company's Chief Executive Officer ("CEO"), consisting of (i) $200,000 note payable, with interest payable at 9% per annum having an original due date of January 2, 2003; and (ii) a $100,000 line of credit with interest payable at 6% per annum having an original due date of April 2, 2003. On April 1, 2003, the notes were extended to April 1, 2004. Interest expense for the years ended December 31, 2002 and 2001 amounted to $19,701 and $18,250, respectively.

                MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE H -- NOTES PAYABLE

     Notes payable consist of the following:

     Short term

6%/12% Promissory notes, due on August 1, 2003 (A) ......................................  $2,945,542
8% Line of credit for $500,000, originally due on August 31, 2002, extended to August 1,
 2003, net of debt discount of $7,024 (B)................................................     492,976
8% Promissory notes payable, $500,000 originally due June 30, 2003, extended to August 1,
 2003 and $685,000 due August 1, 2003, net of debt discount of $41,810 (C)...............   1,143,190
                                                                                           ----------
   Total ................................................................................  $4,581,708
                                                                                           ==========

     Long Term (B)

       8% Promissory note payable for $500,000 originally due December 31, 2003, extended to January 2, 2005, net of a debt discount of $19,909 totaling $480,091.

     (A) 6%/12%PROMISSORY NOTES

     The 6%/12% Promissory Notes consist of the following issuances:

     (i) On March 16, 2001, the Company restructured its obligations to the holders of its 10% Senior Secured Promissory Notes. Under the terms of the agreement, each of the noteholders agreed to exchange their 10% Notes for a new, zero coupon note (the "Zero Coupon Note").

            As a result of the Company initially restructuring its obligations, the unamortized portion of the debt discount and deferred financing costs were amortized through March 31, 2002. The significant terms of the Restructuring Debt were (i) modification of the interest rate, (ii) granting the company the option to pay the debt with shares of common stock and (iii) repricing the warrants which were previously issued to the shareholders back to the initial exercise price of $5.25 per share.

            Subsequently, on April 15, 2002, the holders additionally agreed to extend the promissory notes to July 1, 2003 and to lower the interest rate to 6% if paid in cash or to 12% if paid in common stock. In connection with the extension, the Company recorded $16,215 in deferred financing charges relating to professional fees and $140,203 of deferred financing costs relating to consideration to the noteholders valued at $120 per share of the Company's common stock for each $1,000 face amount outstanding at maturity which increased the aggregate carry value of the notes by $140,203. The Company is accruing interest expense at 12%. These deferred financing costs are being amortized through July 1, 2003.

     (iii) In August 2000, the Company borrowed $1,000,000 which consists of two loans from two funds managed by Cumberland Associates LLC, and bear interest at 20% per year and payable in cash or through the issuance of additional 20% notes on which both interest and principal are payable. The loans are secured by substantially all assets of the Company and are subordinated to the 6%/12% senior secured promissory notes that were amended April 15, 2002. The Company can prepay the loans in cash at any time. The Company can prepay the notes and accrued interest with common stock at its option after March 31, 2001. Stock issued in lieu of payment of the debt will be valued at 85% of the then market price. For the year ended December 31, 2002, the Company converted $257,865 of accrued interest into

                MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE H -- NOTES PAYABLE -- (CONTINUED)

            principal. During 2001, the Company had previously converted $222,417 of accrued interest into principal. On April 12, 2002, Cumberland Associates LLC agreed to extend the maturity date of these loans through July 1, 2003 and to lower the interest rate from 20% to 6%, if paid in cash, or 12% if paid in common stock. The Company recorded $16,215 of deferred financing charges relating to professional fees and $189,369 relating to consideration issued to the noteholders valued at $120 per share of the Company's common stock for each $1,000 face amount outstanding at maturity. The Company is currently accruing interest expense at 12%. Accordingly, the deferred financing costs and the unamortized financing charges are being amortized through July 1, 2003.

            It is currently the Company's intention to satisfy these obligations with shares of common stock upon their maturity.


   (B) 8% PROMISSORY NOTES

     The 8% promissory notes consist of the following:

            On July 31, 2000, the Company established a $1,000,000 credit facility with a major existing investor. Initially, $500,000 was borrowed under the line, which was due on June 30, 2003. In December 2000, and January 2001, the Company borrowed under the credit facility an additional $400,000 and $100,000, respectively, due on December 31, 2003. In connection with the initial $500,000, the investor received five-year warrants to purchase 23,333 shares of the Company's common stock, exercisable at $9.00 per share. In connection with the $400,000, the investor received five-year warrants to purchase 26,667 shares of the Company's common stock exercisable at $3.75 per share. In connection with the $100,000, the investor received five-year warrants to purchase 6,667 shares of the Company's common stock at $3.75 per share. On April 12, 2002, the investor agreed to extend the maturity date of the $500,000 to August 1, 2003. At the option of the Company, this $500,000 can be convertible into common stock. Accordingly, in connection with the extension, the unamortized debt discount is being amortized to August 1, 2003. On April 15, 2003, the investor agreed to extend the maturity date of the $500,000 and interest originally due December 31, 2003 to January 2, 2005. Accordingly, only $500,000 of loans have been recorded as long term debt in the accompanying consolidated financial statements.


   (C) During 2002, the Company issued a total of $1,185,000 promissory notes to an existing investor. The notes bear interest at 8% if paid in cash and 10% if paid in stock and mature on August 1, 2003. At the option of the Company, the principal and interest are payable on the maturity date in common stock. Additionally, the note will automatically convert into the Company's common stock if the Company issues 333,333 shares or raises at least $1,000,000 from the sale of equities prior to August 1, 2003, at the market price in that transaction but not less than $.50 per common share, or more than $6.00 per share. The Company is accruing interest at 10%.


NOTE I -- STOCK OPTION PLAN

     In 1997, the Board of Directors approved the adoption of the 1997 Stock Option Plan. The 1997 Stock Option Plan provides for the grant of options to purchase up to 166,667 shares of the Company's common stock. In 1999, the Plan was amended, providing for the grant of options to purchase up to 333,333 shares of the Company's common stock. Options may be granted to employees, officers, directors and consultants of the Company for the purchase of common stock of

                MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE I -- STOCK OPTION PLAN -- (CONTINUED)

the Company at a price not less than the fair market value of the common stock on the date of the grant. In general, options become exercisable over a three-year period from the grant date and expire five years after the date of grant.

     The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company applies the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans.

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date, consistent with the methodology prescribed by SFAS No. 123, pro forma net loss and net loss per share to common stockholders for the years ended December 31, 2002 and 2001 would have increased to the following pro forma amounts:

                                               DECEMBER 31,
                                     ---------------------------------
                                           2002             2001
                                     ---------------- ----------------
Net loss as reported ...............   $ (2,440,197)    $ (3,991,580)
                                       ============     ============
Pro forma net loss .................   $ (2,664,814)    $ (4,484,067)
                                       ============     ============
Loss per share as reported .........   $       (.59)    $      (1.07)
                                       ============     ============
Pro forma loss per share ...........   $       (.64)    $      (1.21)
                                       ============     ============

     The weighted-average fair value of the individual options granted during 2002 and 2001 was estimated as $.66 and $5.37, respectively, on the date of grant. The fair value for 2002 and 2001 was determined using a Black-Scholes option-pricing model with the following assumptions:

                                         DECEMBER 31,
                                    ----------------------
                                       2002        2001
                                    ---------   ----------
Volatility ......................     71%        92.0%
Risk-free interest rate .........    4.5%         5.7%
Expected life ...................   5 years     5 years

     Stock option activity during 2002 and 2001 is summarized below:

                                                       SHARES OF         WEIGHTED
                                                     COMMON STOCK        AVERAGE
                                                     ATTRIBUTABLE        EXERCISE
                                                      TO OPTIONS     PRICE OF OPTIONS
                                                    --------------  -----------------
Options outstanding at January 1, 2001 ...........      309,703         $  15.33
Granted ..........................................       46,667             6.96
Forfeited ........................................      (46,615)            9.06
                                                        -------
Options outstanding at December 31, 2001 .........      309,755            15.48
Granted ..........................................       57,667             2.37
Forfeited ........................................     (120,141)           14.97
                                                       --------
Options outstanding at December 31, 2002 .........      247,281         $  12.24
                                                       ========         ========

                 MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE I -- STOCK OPTION PLAN -- (CONTINUED)

     The following table summarizes information concerning outstanding and exercisable options at December 31, 2002.

                                       REMAINING
                        NUMBER        CONTRACTUAL       NUMBER
EXERCISE PRICES      OUTSTANDING     LIFE (YEARS)     EXERCISABLE
-----------------   -------------   --------------   ------------
$1.6500..........       16,667            4.0                 0
 2.2500 .........       20,333            4.0             6,778
 2.6250 .........       16,667            2.0                 0
 3.0000 .........       16,667            1.0                 0
 3.6000 .........        8,333            4.5                 0
 3.7500 .........        1,667            1.7             1,667
 3.7500 .........        3,333            4.8                 0
 4.6875 .........        1,667            0.7             1,667
 4.8300 .........        8,281            2.5             5,521
 5.4375 .........        2,333            2.1             1,555
 6.0000 .........       16,667            3.0                 0
 6.5625 .........       27,000            2.5            18,000
 7.5000 .........       33,333            1.8            33,333
 7.5000 .........       26,667            3.6             8,889
 9.0000 .........        9,667            1.0             9,667
 9.0000 .........        1,500            1.5             1,500
12.0000 .........          500            1.5               500
15.0000 .........          500            1.5               500
18.0000 .........          500            1.5               500
48.0000 .........       16,666            0.0                 0
47.5000 .........        8,333            0.3             8,333
69.0000 .........       10,000            0.2            10,000
                        ------                           ------
                       247,281                          108,410
                       =======                          =======

     The weighted-average exercise price of options exercisable at December 31, 2002 is $15.90.

     The Company charged $10,000 to operations during the year ended December 31, 2002, representing the fair market value of 50,000 stock options issued to a customer. Furthermore, the Company charged $197,649 to operations during the year ended December 31, 2001, representing the fair market value of 110,000 common stock purchase warrants issued to consultants.

NOTE J -- EMPLOYMENT CONTRACT AND DEFERRED COMPENSATION

     In January 1998, the Company entered into a five-year employment contract with its CEO providing for an annual base compensation of up to $350,000, plus stock options and cash bonuses based upon attaining certain earnings levels, which the Company has not yet achieved.

     In July 1998, the CEO agreed to a voluntary reduction of his annual base salary from $350,000 to approximately $188,000 that remained in effect through August 2000. At that time, the CEO agreed to defer his annual salary on a discretionary basis. Accordingly, the Company has recorded deferred compensation payable to the CEO in the amount of $491,346 at December 31, 2001.


     In January 2002, in consideration for payment of the deferred compensation, the Company issued 208,333 units. Each unit consisted of one share of the Company's common stock and one warrant to purchase an additional share of common stock. The warrants are exercisable at $2.40 per share

                 MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE J -- EMPLOYMENT CONTRACT AND DEFERRED COMPENSATION (CONTINUED)

through January 31, 2003 and then at $3.00 per share through January 31, 2004 and thereafter at $6.00 per share through January 31, 2007. Furthermore, on April 1, 2003, the CEO has agreed to defer payment on $640,000 of additional compensation relating to his salary for 2002 and 2003 until January 2, 2005.


NOTE K -- SALES OF PROPHY ANGLES AND RELATED CONSULTING INCOME

     In November 2001, the Company sold certain tangible and intangible assets, rights and properties (which were fully amortized) relating to the SplatrFree(TM) prophy angle to Smart Health, Inc. for $55,000. In addition, the Company entered into a 12 month consulting agreement with Smart Health for $96,000. The Company recorded consulting income of $80,000 for the year ended December 31, 2002.


NOTE L -- INCOME TAXES

     Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2002 and 2001 are as follows:

                                                                2002               2001
                                                          ----------------   ----------------
Current assets and liabilities
   Allowance for doubtful accounts ....................    $      18,000      $      22,000
   Inventory allowance ................................           44,000             60,000
   Warrants issued to consultants .....................               --                 --
   Other ..............................................               --                 --
Valuation allowance ...................................          (62,000)           (82,000)
                                                           -------------      -------------
Current deferred tax asset ............................    $          --      $          --
                                                           =============      =============
Non-current assets and liabilities
   Depreciation .......................................    $     (60,000)     $    (540,000)
   Asset impairment charge ............................               --                 --
   Net operating loss carryforward ....................       14,000,000         13,600,000
   Warrants and options issued to consultants .........          598,000            423,000
   Accrued interest ...................................          347,000            177,000
   Deferred compensation ..............................          128,000                 --
                                                           -------------      -------------
                                                              15,013,000         13,660,000
Valuation allowance ...................................      (15,013,000)       (13,660,000)
                                                           -------------      -------------
   Non-current deferred tax asset (liability) .........    $          --      $          --
                                                           =============      =============

     For the years ended December 31, 2002 and 2001 the valuation allowance increased by $1,353,000 and $2,038,000 respectively.

     As of December 31, 2002, the Company has Federal and State net operating loss carryforwards of approximately $36,000,000 that will be available to offset future taxable income, if any through December 2022. The utilization of the Company's net operating losses may be subject to a substantial limitation due to the "change of ownership provisions" under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization. The Company has established a 100% valuation allowance to reserve for all of its net deferred tax assets due to the significant uncertainty that their benefit will be realized in the future.

                 MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE M -- PRODUCT SALES AND SIGNIFICANT CUSTOMERS

     The Company's sales by product and by geographical region are as follows:

                                            DECEMBER 31,
                                    -----------------------------
                                         2002            2001
                                    -------------   -------------
The Wand system kits ............    $1,452,005      $1,828,801
The Wand handpieces . ...........     2,402,396       1,948,769
Prophy angles ...................            --          71,592
Dental needles ..................       181,236         168,169
Other ...........................        38,369          76,379
                                     ----------      ----------
                                     $4,074,006      $4,093,710
                                     ==========      ==========
Dental division .................    $3,892,069      $4,093,710
Medical division ................       181,937              --
                                     ----------      ----------
                                     $4,074,006      $4,093,710
                                     ==========      ==========
United States ...................    $3,174,930      $3,354,302
Canada ..........................       215,722         173,729
Other foreign countries .........       683,354         565,679
                                     ----------      ----------
                                     $4,074,006      $4,093,710
                                     ==========      ==========

     During the years ended December 31, 2002 and 2001, the Company had sales to one customer (a worldwide distributor of the Company's products based in South Africa) of approximately $566,000 and $410,000, respectively. This represented 14% and 10% the total net sales for 2002 and 2001, respectively. Accounts receivable from this customer amounted to approximately $157,000, representing 65% of net accounts receivable at December 31, 2002.

NOTE N -- COMMITMENTS AND CONTINGENCIES

      Lease Commitments

     The Company leases office space and warehouse facilities under noncancelable operating leases. These leases also provide for escalations of the Company's share of utilities and operating expenses, which expire through 2007.

     Aggregate minimum rental commitments under noncancelable operating leases are as follows:

YEAR ENDING
DECEMBER 31,
--------------
2003 .................................................................  $123,000
2004 .................................................................   104,000
2005 .................................................................    72,000
2006 .................................................................    66,000
2007 .................................................................    21,000
                                                                        --------
                                                                        $386,000
                                                                        ========

     For the years ended December 31, 2002 and 2001, rent expense amounted to approximately $108,000 and $103,000 respectively.

      Contract Manufacturing Agreement

     The Company has informal arrangements for the manufacture of The Wand unit and system kit with Tricor Systems, Inc. ("Tricor") and for the manufacture of The Wand disposable handpiece by Nypro Inc.

                 MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE N -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

     The termination of the manufacturing relationship with any of the above manufacturers could have a material adverse effect on the Company's ability to produce and sell its products. Although alternate sources of supply exist and new manufacturing relationships could be established, the Company would need to recover its existing tools or have new tools produced. Establishment of new manufacturing relationships could involve significant expense and delay. Any curtailment or interruption of the supply, whether or not as a result of termination of such a relationship, would adversely affect the Company.

      Contingencies

     In March 2001, the Company entered into an advertising agreement with News USA, Inc. and Vested Media Partners, Inc. (the "Agreement") to increase the awareness of healthcare professionals and the public to the benefits of The Wand and the CompuFlo technologies.

     Under the Agreement, News USA is required to prepare articles and advertisements for the Company's products and technologies and place them in newspapers and on radio stations.

     News USA had guaranteed 72,000 media placements during the 18-month term of the Agreement. In exchange for these services, the Company granted warrants to purchase 390,625 shares of common stock exercisable on the following dates and prices over the life of the Agreement: (1) $3.84 during the first 18 months, (2) $6.75 during the next year and (3) $9.00 during the next year.

     The Agreement provided for a termination clause in the fourth month if the Company's average closing stock price does not exceed $6.75 during the first ten days of the fourth month provided that the Company has received 24,000 publications. Accordingly, the remaining two-thirds of the warrants to purchase the Company's common stock would not become exercisable. However, the vendor can recommence producing the publications whenever the Company's average closing stock price for a ten day period exceeds $6.75. At the end of the ninth month, the vendors have the option to terminate the Agreement if the Company's stock price has not averaged $6.75 for a ten day period.

     Upon termination, two-thirds of the warrants remaining to purchase the Company's common stock will be forfeited unless the vendors resume fulfilling one-half of their obligation in three months and the remaining obligation in the next six months.

     In March 2001, the Company initially recorded unearned advertising cost of $324,218 which represents the estimated fair value of the 130,208 of the warrants for one-third of the total warrants granted based on the 24,000 minimum placements. The unearned advertising cost is being amortized as publications are received by the Company over the minimum placements. As of December 31, 2002, unearned advertising cost was $278,017 and during the year ended December 31, 2002, the Company recorded $24,803 in advertising expenses relating to placements during the year. The estimated fair value of the remaining warrants to purchase 260,417 of the Company's common stock have not been recorded in the Company's consolidated financial statements due to the likelihood that the Agreement will not be fulfilled.

     As of December 31, 2002, News USA did not meet the guaranteed media placements and accordingly the unearned advertising cost of $278,017 was reversed.


NOTE O -- RELATED PARTY TRANSACTIONS

     The Company paid $137,500 and $72,500 during the years ended December 31, 2002 and December 31, 2001, respectively, to a law firm where one of the partners was previously on the Company's Board of Directors. At December 31, 2002 and 2001, the Company had accounts payable to the law firm of $389,181 and $302,866, respectively. On March 29, 2002, the Company entered into an agreement with the law firm deferring $272,866 of the accounts payable to January 2, 2003. The

                 MILESTONE SCIENTIFIC INC. AND ITS SUBSIDIARIES

NOTE O -- RELATED PARTY TRANSACTIONS -- (CONTINUED)

law firm and the former Director also participated in the February 2001 private placement, each purchasing $50,000 of 10% Senior Secured Promissory Notes and warrants to purchase 2,381 shares of the Company's Common Stock. The notes were extended to July 1, 2003.

     For the years ended December 31, 2002 and 2001, the Company paid $19,049 and $20,850 to the wife of Milestone's CEO. She was employed by Milestone to render professional services. At December 31, 2002, the Company had accounts payable totaling $32,000 to the Company's CEO and his wife.


NOTE P -- STOCKHOLDERS' DEFICIENCY

     In January 2001, Milestone entered into a three-year private equity line agreement with Hillgreen Investments Limited ("Hillgreen"), a British Virgin Islands corporation, pursuant to which Hillgreen is obligated to purchase, subject to the fulfillment of specified conditions, up to 700,000 shares of Milestone common stock over the next 36 months. Hillgreen has allocated $20,000,000 to fund its purchase obligations. The transaction was arranged by Jesup & Lamont Securities Corporation, a New York based investment banking firm. Milestone's right to draw upon this facility is subject to a number of limitations and conditions, including a limitation on the amounts sold to Hillgreen within specified periods. Subject to these and other conditions and limitations, Milestone will have full control over the timing of any financing under the equity line and is under no obligation to sell any shares to Hillgreen. Any shares that are sold will be priced at 87.5% of the volume weighted average market price of Milestone common stock during a fixed period prior to the sale. Milestone has discretion to establish a floor price below which shares will not be sold by Milestone to Hillgreen. At April 11, 2003, without any restrictions and based on the closing stock price, the maximum proceeds that the Company could receive would be approximately $478,000.

     In August 2002, the Company issued 66,667 shares of common stock in exchange for payment of $90,000 of outstanding legal fees.


NOTE Q -- SUBSEQUENT EVENTS

     On January 17, 2003, the Company's CEO provided the Company with a $57,322 short term loan for the express purpose of purchasing Wand handpieces from the Company's supplier. The Company repaid the loan in full by February 7, 2003. On February 12, 2003, the CEO provided the Company with a $38,215 loan for the same purposes as above. The loan is payable on demand and $33,215 remains outstanding as of March 31, 2003.

     On February 13, 2003, the Company received $200,000 from an existing investor that matures on August 1, 2003. At the option of the Company, the note and interest can be paid in common stock.

     On April 7, 2003, the CEO provided the Company with an additional $35,000 to use for the express purpose of contributing towards the Company's increased insurance premium.

     The Board of Directors adopted a resolution, which was approved by the shareholders on December 9, 2003, of an amendment to the Company's Certificate of Incorporation to effect a reverse stock split of its common stock. The ratio would be no greater than one-for-ten, at the sole discretion of the Company's board of directors, in connection with an underwritten public offering by the Company.

     On December 22, 2003, the Company formed a committee to determine the amount of the split. On January 6, 2004 the committee approved a 1-for-3 reverse stock split of its common stock and the Company filed an amendment to its Certificate of Incorporation effecting that reverse split. Accordingly, all share and per share information in these consolidated financial statements have been restated to retroactively reflect the 1-for-3 combination.

                               INSIDE BACK COVER


                                 COMPANY LOGO








                   SAFETYWAND (TM)                                 SAFETYWAND (TM)
                                                        [PICTURE OF SAFETYWAND WITH NEEDLE
 [PICTURE OF SAFETYWAND WITH NEEDLE RETRACTED.]                    PROTRACTED.]

       SAFETYWAND (TM) HANDPIECE WITH NEEDLE,          SAFETYWAND (TM) HANDPIECE WITH NEEDLE,
            IN THE RETRACTED SAFE POSITION.         IN THE PROTRACTED POSITION, READY FOR USE.

                  COOLBLUEWAND (TM) DENTAL ENHANCEMENT SYSTEM.













               [PICTURE OF COOLBLUEWAND WITH BLUE LIGHT EMITTING]

================================================================================

       YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON SHARES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY OUR COMMON SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.


                               -----------------


                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Prospectus Summary .......................................................   3
Risk Factors .............................................................   9
Forward Looking Statements ...............................................  14
Recent Developments ......................................................  14
Use of Proceeds ..........................................................  15
Dividend Policy ..........................................................  16
Capitalization ...........................................................  16
Price Ranges of Our Common Stock .........................................  17
Selected Consolidated Financial Data .....................................  18
Management's Discussion and Analysis or Plan of Operations ...............  19
Business .................................................................  26
Management ...............................................................  37
Limitation of Directors' Liability and Indemnification ...................  38
Executive Compensation ...................................................  39
Certain Relationships and Related Party Transactions .....................  42
Security Ownership of Certain Beneficial Owners and Management ...........  43
Description of Securities ................................................  45
Underwriting .............................................................  47
Legal Matters ............................................................  49
Experts ..................................................................  50
Where You Can Find More Information ......................................  50
Index to Financial Statements ............................................ F-1




                                1,440,000 UNITS




                               [GRAPHIC OMITTED]
                               -----------------





                               -----------------

                                   PROSPECTUS

                               -----------------


                               PAULSON INVESTMENT
                                  COMPANY, INC.




                               S.W. BACH & COMPANY









                                              , 2004

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

LIMITATION OF DIRECTOR LIABILITY; INDEMNIFICATION

     Our Certificate of Incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director, including breaches which constitute gross negligence. This provision does not eliminate or limit the liability of a director:

    o for breach of his or her duty of loyalty to us or to our stockholders;

    o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    o under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions),

    o for any improper benefit, or

    o for breaches of a director's responsibilities under the Federal securities laws.

     Our Certificate of Incorporation also provides that we indemnify and hold harmless each of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

     The Underwriting Agreement provides for reciprocal indemnification between us and our controlling persons, on the one hand, and the underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended.


OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by the Company. Other than the SEC registration fee and the NASD filing fees all of such expenses are estimated.




Registration fee ..............................................    $  2,700
NASD fee ......................................................    $  2,631
American Stock Exchange listing fee ...........................    $  3,000
Printing expenses .............................................    $ 75,000
Accounting fees and expenses ..................................    $100,000
Legal fees and expenses .......................................    $250,000
Transfer agent and registrar fees and expenses ................    $ 10,000
Miscellaneous .................................................    $ 16,669
                                                                   --------
Total .........................................................    $460,000
                                                                   ========

RECENT SALES OF UNREGISTERED SECURITIES.

     On January 31, 2000, Milestone issued five-year warrants to purchase an aggregate of 47,619 shares of Common Stock to holders of Milestone's 10% Secured Promissory Notes, including Cumberland Associates LLC, Strategic Restructuring Partnership L.P., a former principal of Cumberland Associates, two officers of the Corporation, an affiliate of one of its directors and six other individuals. The warrants were issued as consideration for the loans made by these investors to Milestone at the time of issuance. Each of the warrants, as originally issued, contained a provision gradually escalating its exercise price from $5.25 in 2000 to a maximum of $21.00 in 2004. However, in March 2001, the exercise price of these warrants was amended by agreement between Milestone and the warrant holders to provide for an exercise price of $5.25 per share up to the date of maturity. The warrants were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended (the "Act"), provided by Sections 4(2) and 4(6) of the Act.

     Morse, Zelnick, Rose and Lander, LLP, legal counsel to Milestone, and its affiliates, are the holders of warrants to purchase 10,044 shares of Common Stock. On February 3, 2000, Milestone reduced the exercise price of all these warrants to $3.75 and extended their exercise period to February 2, 2005. Consideration for the amendments were legal services rendered to Milestone by Morse, Zelnick, Rose & Lander, LLP. The warrants originally were issued pursuant to the exemption from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     On December 7, 2000, and January 26, 2001, Milestone issued to K. Tucker Andersen, a major existing investor, warrants to purchase 26,667 and 6,667 shares of Common Stock, respectively, at an exercise price of $3.75 and $5.625 per share, respectively. Each of the aforementioned warrants are exercisable for five years from the date of issuance and were issued as consideration for loans of a total of $1,000,000 that the investor made to Milestone. The loans, which are evidenced by a senior secured promissory note, bear an 8% interest that is payable quarterly in arrears. Principal payments, in the amount of $500,000 each, are due on June 30, 2003, and December 31, 2003, respectively. The warrants were issued pursuant to the exemptions from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     On January 22, 2001, Milestone entered into an agreement to grant to Hillgreen Investments Limited ("Hillgreen") warrants to purchase 33,333 shares of Common Stock as consideration for opening an equity put agreement with Milestone. In addition, as consideration for the services rendered by Jesup & Lamont Securities Corporation ("Jesup & Lamont") as placement agent in connection with the equity put, Milestone granted to Jesup & Lamont warrants to purchase 25,000 shares of Common Stock. The warrants issued to Hillgreen and Jesup & Lamont are exercisable at any time prior to January 22, 2004 at a price of $5.58 per share, and were issued pursuant to the exemptions from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     On January 30, 2001, Milestone issued to Shaul Koren 30,769 shares of Common Stock, as payment for consulting services performed by Mr. Koren, pursuant to exemptions from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     On February 8, 2001, Milestone issued to Cumberland Associates LLC, Strategic Restructuring Partnership L.P., a former principal of Cumberland Associates, two officers of the Corporation, an affiliate of one of its directors and six other individuals, an aggregate of 9,214 shares of Common Stock in payment of interest on the 10% Secured Promissory Notes issued to these investors on January 31, 2000. The stock was issued pursuant to the exemption from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     On March 9, 2001, Milestone issued to K. Tucker Andersen, a major existing investor a warrant to purchase 33,333 shares of Common Stock, exercisable at any time for five years from the date of issuance at $3.30 per share, as consideration for opening a $500,000 line of credit. Milestone pays a 2% facility fee on the line of credit and interest at a rate of 10% per annum on monies borrowed. On December 28, 2001, Milestone signed an agreement to issue 11,280 units, consisting of one share and one warrant to purchase one share in payment of the $27,072 accrued interest through December 31, 2001. The warrants are exercisable at $2.40 per share through January 31, 2003, thereafter at $3.00 per share through January 31, 2004, and thereafter at $6.00 per share through January 31, 2007, at which time they will expire. All of these units and warrants were issued in January 2002 pursuant to the exemptions from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     In March 2001, Milestone signed an agreement with News USA, Inc. and Vested Media Partners, Inc. to increase the awareness of healthcare professionals and the public to the benefits of CompuDent(TM), CompuMed(TM), The Wand(R) and CompuFlo(TM) technologies. Under the agreement, News USA, Inc. is required to prepare, write and seek to place in newspapers and other media, articles about Milestone's products and technologies. As consideration for their services, Milestone granted to News USA, Inc. and Vested Media Partners, Inc. warrants to purchase an aggregate of approximately 390,667 shares of Milestone's Common Stock at prices increasing from $3.84, to $9.00 per share during the 3-year warrant term. The warrants were issued pursuant to the exemptions from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     On December 28, 2001, Milestone entered into an agreement with its CEO, Leonard Osser, to issue to him 204,728 units in payment of $491,346 in compensation, specifically, his salary as Chief Executive Officer of Milestone, which he voluntarily has deferred since August 5, 2000. In January 2002, the units were issued and each unit consists of one share of Milestone's common stock and one warrant to purchase an additional share of such common stock. The warrants are exercisable at $2.40 per share through January 31, 2003, thereafter at $3.00 per share through January 31, 2004, and thereafter at $6.00 per share through January 31, 2007, at which time they will expire. The warrants were issued pursuant to the exemptions from registration under the Act provided by Sections 4(2) and 4(6) of the Act.

     In December 2001, Milestone entered into an agreement with K. Tucker Andersen, an existing investor, to issue 108,333 units. The units, which were issued in January 2002, consist of one share of Milestone common stock and one warrant to purchase an additional share of such common stock. The warrants are exercisable at $2.40 per share through January 31, 2003, thereafter at $3.00 per share through January 31, 2004, and thereafter at $6.00 per share through January 31, 2007, at which time they will expire. The units were issued in exchange for $185,000 and the cancellation of a 10% convertible promissory note issued in October 2001, under which an amount of $75,000 was due at that time.

     In July 2002, we issued 62,500 units consisting of one share of common stock and one warrant to purchase an additional share of common stock to a vendor in accordance with the agreement valued at $150,000.

     In August 2002, we issued 66,667 shares of common stock in exchange for payment of $90,000 of outstanding legal fees.

     In June 2003 we issued a 6% convertible note in the amount of $50,000 and an 18 months warrant to purchase 53,419 shares of our common stock at $1.56 per share, in consideration for a $50,000 loan from an accredited investor.

     In September 2003 we issued a 6% convertible note in the amount of $50,000 and an 18 months warrant to purchase 5,000 shares of our common stock at $6.00 per share, in consideration for a $50,000 loan from an accredited investor.

     In October 2003 we issued 1,646,419 shares of common stock in satisfaction of 6% / 12% Secured and Senior Secured Notes in the aggregate amount of approximately $5 million. We also committed to issue 25,365 shares of 8% convertible preferred stock in satisfaction of $25,365 of principal and accrued interest. The preferred stock will be convertible into 4,381 common stock at $5.79. Subsequently, we issued 94,327 additional shares of common stock to these former noteholders as consideration for their previous consent to extend the maturity date of these notes.

     On October 31, 2003 we issued 102,195 shares of our common stock to principal vendors, in satisfaction of trade payables in the aggregate amount of approximately $503,000.

     The foregoing securities were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 4(2) thereof, as a transaction by an issuer not involving a public offering. The registrant reasonably believed that each purchaser had such knowledge and experience in financial and business matters to be capable of valuating the merits and risks of the investment, each purchaser represented an intention to acquire the securities for investment only and not with a view to distribution thereof and appropriate legends were affixed to the stock certificates or warrants. No commissions were paid in connection with such issuances.


EXHIBITS

  EXHIBIT
    NO.                                              DESCRIPTION
----------   -------------------------------------------------------------------------------------------
    1        Form of Underwriting Agreement
  3.1        Certificate of Incorporation of Milestone (1)
  3.2        Certificate of Amendment filed July 13, 1995 (2)
  3.3        Certificate of Amendment filed December 6, 1996 (3)
  3.4        Certificate of Amendment filed December 17, 1997 (6)
  3.5        Certificate of Amendment filed July 23, 2003
  3.6        Certificate of Amendment filed January 8, 2004.
  3.7        Certificate of Designation filed January 15, 2004
  3.8        By-laws of Milestone (1)
  4.1        Specimen Stock Certificate (2)
  4.2        Form of unit certificate
  4.3        Form of warrant agreement, including form of warrant
  4.4        Form of representative's warrant
 10.1        Lease dated November 25, 1996 between Livingston Corporate Park Associates, L.L.C. and
             Milestone. (3)
 10.2        Intentionally Left Blank
 10.5        Intentionally Left Blank
 10.8        Agreement for The Wand Product dated December 1, 1996, between Spintech and Princeton
             PMC. (3)
 10.10       Agreement between Milestone and Spintech dated December 21, 1994, and Amendment No.
             1 thereto. (2)
 10.11       Employment Agreement between Milestone and Leonard Osser dated January 1, 1998. (6)
 10.12       Intentionally Left Blank
 10.13       Intentionally Left Blank
 10.14       Intentionally Left Blank
 10.15       Private Equity Line of Credit Agreement between Milestone and Hillgreen Investments
             Limited dated January 22, 2001. (5)
 10.16       Registration Rights Agreement, dated January 22, 2001, between Registrant and Hillgreen
             Investments Limited. (5)
 10.17       Intentionally Left Blank
 10.18       Intentionally Left Blank
 10.19       Intentionally Left Blank
 10.20       Intentionally Left Blank
 10.21       Intentionally Left Blank
 10.22       Intentionally Left Blank
 10.23       Letter from Leonard Osser and Morse, Zelnick, Rose & Lander, LLP, dated April 9, 2000. (7)

  EXHIBIT
    NO.                                                DESCRIPTION
-----------   --------------------------------------------------------------------------------------------
 10.24        Intentionally left blank.
 10.25        Letter from Morse, Zelnick, Rose & Lander LLP, dated March 29, 2002, re-deferral of payment.
 10.26        Letter from Leonard Osser, dated April 15, 2003 deferring payment. (9)
 10.27        Letter from Morse, Zelnick, Rose & Lander LLP, dated April 2003 deferring payment.
 10.28        Line of Credit for $900,000 and extension of $500,000 line of credit, dated April 15, 2003.
 10.29        Agreement with DaVinci Systems dated July 30, 2003.
 10.30        Agreement with Mark Hochman and amendments thereto dated April 9, 1998, December 16,
              1999, November 28, 2001, October 10, 2002 and December 19, 2003.
 10.31        Agreement with Strider dated September 3, 2003.
 10.32        Agreement with Len Osser and K. Tucker Andersen, dated October 9, 2003.
 10.33        Agreement with Morse, Zelnick, Rose & Lander dated December 22, 2003.
 10.34        Employment Agreement with Leonard Osser dated December 20, 2003.
 21.1         Subsidiaries of the Registrant. (3)
 23.1         Consent of J. H. Cohn LLP

----------
(1) Incorporated by reference to Milestone's Registration Statement on Form SB-2 No. 333-92324.

(2) Incorporated by reference to Amendment No. 1 to Milestone's Registration Statement on Form SB-2 No. 333-92324.

(3) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 1996.

(4) Incorporated by reference to Milestone's Registration Statement on Form S-3 No. 333-39784.

(5) Incorporated by reference to Milestone's Registration Statement on Form S-2 No. 333-54732.

(6) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 1999.

(7) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 2000.

(8) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 2001.

(9)   Previously filed in Amendment No. 1 to this Registration Statement.

UNDERTAKINGS

     A. The undersigned Registrant hereby undertakes:

       (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) to include any additional or changed material information with respect to the plan of distribution disclosed in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

       (5) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York on February 3, 2004.



                                     MILESTONE SCIENTIFIC INC.


                                     By: /s/ Leonard Osser
                                        ---------------------------------
                                        Leonard Osser, Chief Executive Officer


     ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard Osser his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.


     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on February 3, 2004.


            SIGNATURE                              TITLE
            ---------                              -----

       /s/ Leonard Osser*          Chief Executive Officer and Chairman
--------------------------------      of the Board of Directors
          Leonard Osser

     /s/ Thomas M. Stuckey*        Chief Financial Officer
--------------------------------
        Thomas M. Stuckey

      /s/ Leonard Schiller*        Director
--------------------------------
        Leonard Schiller

        /s/ Paul Gregory*          Director
--------------------------------
          Paul Gregory

       /s/ Jeffrey Fuller*         Director
--------------------------------
         Jeffrey Fuller

      /s/ Leslie Bernhard*         Director
--------------------------------
         Leslie Bernhard

*By:     /s/ Leonard Osser
     ---------------------------
     Leonard Osser

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                               DESCRIPTION
----------   ---------------------------------------------------------------------------------------------
    1        Form of Underwriting Agreement
  3.1        Certificate of Incorporation of Milestone (1)
  3.2        Certificate of Amendment filed July 13, 1995 (2)
  3.3        Certificate of Amendment filed December 6, 1996 (3)
  3.4        Certificate of Amendment filed December 17, 1997 (6)
  3.5        Certificate of Amendment filed July 23, 2003
  3.6        Certificate of Amendment filed January 8, 2004.
  3.7        Certificate of Designation filed January 15, 2004
  3.8        By-laws of Milestone (1)
  4.1        Specimen Stock Certificate (2)
  4.2        Form of unit certificate
  4.3        Form of warrant agreement, including form of warrant
  4.4        Form of representative's warrant
 10.1        Lease dated November 25, 1996 between Livingston Corporate Park Associates, L.L.C. and
             Milestone. (3)
 10.2        Intentionally Left Blank
 10.5        Intentionally Left Blank
 10.8        Agreement for The Wand Product dated December 1, 1996, between Spintech and Princeton
             PMC. (3)
 10.10       Agreement between Milestone and Spintech dated December 21, 1994, and Amendment No.
             1 thereto. (2)
 10.11       Employment Agreement between Milestone and Leonard Osser dated January 1, 1998. (6)
 10.12       Intentionally Left Blank
 10.13       Intentionally Left Blank
 10.14       Intentionally Left Blank
 10.15       Private Equity Line of Credit Agreement between Milestone and Hillgreen Investments
             Limited dated January 22, 2001. (5)
 10.16       Registration Rights Agreement, dated January 22, 2001, between Registrant and Hillgreen
             Investments Limited. (5)
 10.17       Intentionally Left Blank
 10.18       Intentionally Left Blank
 10.19       Intentionally Left Blank
 10.20       Intentionally Left Blank
 10.21       Intentionally Left Blank
 10.22       Intentionally Left Blank
 10.23       Letter from Leonard Osser and Morse, Zelnick, Rose & Lander, LLP, dated April 9, 2000. (7)
 10.24       Intentionally left blank.
 10.25       Letter from Morse, Zelnick, Rose & Lander LLP, dated March 29, 2002, re-deferral of payment.
 10.26       Letter from Leonard Osser, dated April 15, 2003 deferring payment. (9)
 10.27       Letter from Morse, Zelnick, Rose & Lander LLP, dated April 2003 deferring payment.
 10.28       Line of Credit for $900,000 and extension of $500,000 line of credit, dated April 15, 2003.

  EXHIBIT
    NO.                                            DESCRIPTION
-----------   -------------------------------------------------------------------------------------
 10.29        Agreement with DaVinci Systems dated July 30, 2003.
 10.30        Agreement with Mark Hochman and amendments thereto dated April 9, 1998, December 16,
              1999, November 28, 2001, October 10, 2002 and December 19, 2003.
 10.31        Agreement with Strider dated September 3, 2003.
 10.32        Agreement with Len Osser and K. Tucker Andersen, dated October 9, 2003.
 10.33        Agreement with Morse, Zelnick, Rose & Lander dated December 22, 2003.
 10.34        Employment Agreement with Leonard Osser dated as of December 20, 2003.
 21.1         Subsidiaries of the Registrant. (3)
 23.1         Consent of J. H. Cohn LLP

----------
(1) Incorporated by reference to Milestone's Registration Statement on Form SB-2 No. 333-92324.

(2) Incorporated by reference to Amendment No. 1 to Milestone's Registration Statement on Form SB-2 No. 333-92324.

(3) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 1996.

(4) Incorporated by reference to Milestone's Registration Statement on Form S-3 No. 333-39784.

(5) Incorporated by reference to Milestone's Registration Statement on Form S-2 No. 333-54732.

(6) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 1999.

(7) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 2000.

(8) Incorporated by reference to Milestone's Form 10-KSB for the year ended December 31, 2001.

(9)   Previously filed in Amendment No. 1 to this Registration Statement.